
05008807

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL


Follow-Up
Materials

REGISTRANT'S NAME Interpump Group

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

JUN 10 2005

THOMSON
FINANCIAL

FILE NO. 82- 4571 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dew

DAT : 6/10/05


INTERPUMP GROUP

Annual Report as at 31/12/2004

INTERPUMP GROUP


INTERPUMP GROUP


SEC MAIL PROCESSING
RECEIVED
JUN 08 2005
WASH, D.C.
190
SECTION

Letter to the Shareholders

Dear Shareholders,

2004 was characterised by a macroeconomic situation that saw sustained recovery of the US economy, confirming the trend of the second half of 2003, while the European economy was sluggish for the first six months with the first hesitant signs of an upturn appearing in the second half of the year.

Despite the difficulties connected with the weakening dollar, which had a negative influence on sales in the amount of 16.5 million euro, on EBIT in the amount of 10.7 million euro, and also on net profit in the amount of 6.7 million euro, 2004 brought growth of turnover (+6.7%), EBITDA (+5.4%), and EBIT (+4.4%).

Sales rose in all business sectors, thus confirming the Interpump Group's capacity to react even in difficult situations such as that imposed by the current macroeconomic climate, and, in particular, by the hardening of competition from Asian economies, most notably China. On this count, the Group is currently taking a close look at emerging opportunities in these countries in order to prepare to meet new competitive challenges.

The main results of 2004 were as follows:

Net revenues of the Cleaning Sector totalled 336.0 million euro (324.4 million euro in 2003), accounting for 63% of Group consolidated net revenue. The sector therefore grew by 3.6% mainly due to the marked increase recorded in the first half of the year. The growth is connected with both the professional sector, which showed a 1.9% increase in sales (2.9% not considering electric motors) and with DIY high-pressure washers (consumer segment) which were up by 6.3%, with particularly strong sales on the North American market despite the falling value of the dollar. Operating profit for this sector, as reorganised in 2004 (see specific heading below) totalled 6.2% of net revenues (7.6% in 2003). In absolute terms this figure was 20.9 million euro, 14.9% down on the 24.6 million euro of 2003.

Net revenues of the Hydraulic Sector totalled 135.7 million euro (116.8 million euro in 2003), accounting for 25% of Group consolidated net revenue. Overall, the Hydraulic Sector grew by 16.2%. Turnover in dollars generated by our US subsidiary Muncie gained 34.4%, a figure that confirms and strengthens the signals of sustained recovery that accompanied the second half of 2003. Growth on European and Asian markets totalled 12.1%, reflecting a major trend reversal with respect to the falling sales recorded during 2003. Sector operating profit was 17.9% (16.2% in 2003). In absolute terms, operating profit totalled 24.3 million euro, up by 28.4% over the previous year's figure of 18.9 million euro.

The Group's net external revenues for the Industrial Sector amounted to 61.0 million euro (58.0 million euro in 2003), corresponding to 11% of the Group's net consolidated revenues. Sales in the Industrial Sector, which after the company rationalisation programme carried out in 2004 now includes high- and very high-pressure pumps, were up by 5.2% compared to 2003. In North America, which is the main outlet market for these products, sales of high-pressure pumps and accessories grew by 13.9% in dollar-on-dollar terms. Sales of high-pressure pumps on other markets increased by 8.3%. Operating profit for this sector totalled 19.9% of net revenues (against 19.8% in 2003). In absolute terms the figure stood at 14.0 million euro, with a 6.4% gain over the 2003 figure of 13.2 million euro.

Consolidated profit for 2004 was significantly affected by the write-down of goodwill referred to General Technology for 6.4 million euro, which was carried out for prudential reasons. In the statutory financial statements the Parent company recorded net profit of 57.8 million euro, also because of intra-group capital gains generated through the corporate rationalisation process described below (23.5 million euro) and the elimination of fiscal interference, following the adoption of revised company and tax regulations which allowed this operation (30.3 million euro).

Financial indebtedness, which fell by 14.2 million euro in the first half of the year with respect to 31/12/2003 despite the payment of dividends in the amount of 10.4 million euro, reached 211.6 million euro; financial indebtedness rose in the second half of the year due to a temporary increase in working capital attributable to the consumer segment, as more fully illustrated below. The ratio of coverage of EBITDA/net financial expenses, net of the exchange rate difference and cash discounts granted to customers is approximately 11 times (9 times in 2003).

The dividend that the Board of Directors proposes to the Shareholders' Meeting is 0.13 euro per share, which is 8% higher than the dividend distributed in 2004. If approved, the dividend will be distributed as from 16 June with ex-coupon date of 13 June. This dividend is equivalent to 3% of the average value of the share in the first two months of 2005.

Results of the 2004 financial statements provide further confirmation of the dynamic nature and good health of Interpump Group, which, apart from achieving excellent profits, has also consolidated its standing as an industrial organisation with an elevated capacity to generate cash flow. Since the time of stock market listing in 1996, Interpump Group has generated cumulative operating cash flow of 317 million euro, of which 47%, or 148 million euro, has been returned to Shareholders in the form of dividends and treasury stock purchases. The Group's significant level of profitability and cash generation capacity, together with the ability to create value through the acquisition and integration of companies, form the basis for its historical development and strategy for future growth.

RESEARCH AND DEVELOPMENT

The Interpump Group invests constantly in research and development of new products and innovative technical solutions in order to maintain and strengthen its presence in all of its business sectors.

During 2004 the Group's R&D Centre, Interpump Engineering, finalised projects relative to new lines of high-pressure pumps and professional cleaning equipment.

Group strategy over coming years will focus on continuing with significant levels of capital expenditure in research and development in order to provide further impetus to internal growth.

CORPORATE RATIONALISATION

2004 saw the continuation of the process of corporate rationalisation started in 2003 with the incorporation of IP Floor and conferment of the Teknova line of business to Interpump Cleaning, with the ultimate goal of concentrating all activities of the Cleaning business. The project was implemented by the sale by Interpump Group S.p.A. to the Group's Cleaning Sector parent company IP Cleaning S.p.A. (ex Interpump Cleaning S.p.A. - the company name was changed on the same date) of the investment in Soteco for a price of 51 million euro, and by means of the conferment, again by Interpump Group S.p.A. to IP Cleaning S.p.A., of the investments in Euromop, Pulex, SIT and Unielectric for a total of 37.5 million euro. The foregoing amounts were determined on the basis of appraisals made by independent valuators. The operation led to the entry in the statutory financial statements of Interpump Group S.p.A. of a capital gain of 23.5 million euro, which was eliminated in the consolidated financial statements. On the basis of the new fiscal regulations that came into force on 1 January 2004, said capital gain is not subject to taxation.

This operation made it possible to rationalise the Interpump Group's corporate structure, improving the definition, also in industrial terms, of the Cleaning sector with respect to the other spheres of activity, which is seen as a move that will enable the Group to pursue additional opportunities for development and value-building in the sector.

In addition, the merger of Hydrocar S.r.l. and P.Z.B. S.p.A. in Interpump Hydraulics S.p.A. was carried out, with legal effect as from 2 November 2004. The merger of these 100% owned companies will serve to eliminate unproductive duplications of costs and investments by centralising several management functions.

PLANS FOR STOCK OPTIONS AND PURCHASE OF TREASURY STOCK

The stock option plans, aimed at aligning the interests of management and shareholders, are an additional component in the strategy to create value. The company currently has a stock option plan in existence linked to the achievement of specific share market price targets and/or operational goals.

Finally, we draw your attention to the cancellation of 4,106,240 treasury shares of the company on 2 February 2005, with the scope of maximising value, optimising the equity structure of the company, and reducing the cost of capital. Share capital is currently represented by no. 79,920,260 shares. In addition, this cancellation will make it possible to resume the buy-back plan up to 3,992,026 shares in order to channel cash back to shareholders in a fiscally efficient manner. This operation forms part of the general strategy of value creation for Shareholders pursued by Interpump Group management.

STRATEGY FOR FUTURE YEARS

Since the year of its stock market listing, Interpump Group has managed to increase turnover by 2.7 times in a process that has been accompanied by a parallel increase in economic results. Interpump Group is embarking on a renewed phase of expansion for the coming years, focusing attention on its most profitable business sectors and continuing to pursue the goals of management efficiency and selectivity in the choice of acquisitions that are the foundation of the strategy for growth and value creation for Shareholders. Particular attention will be devoted to the generation of cash flow, which constitutes the basic premise, as in the past, for continuing growth of the Group.

Milan, 15 March 2005

Sergio Erede

Chairman of Interpump Group S.p.A.

Interpump Group Board of Directors' Report as at 31 December 2004

Group Directors' Report as at 31 December 2004

1 Financial Highlights of the Interpump Group

	31/12/2004 €/000	31/12/2003 €/000	31/12/2002 €/000	31/12/2001 €/000	31/12/2000 €/000	31/12/1999 €/000	31/12/1998 €/000	31/12/1997 €/000	31/12/1996 €/000
Net consolidated revenues	535,306	501,721	492,939	426,075	411,673	319,256	283,430	221,320	199,578
Foreign sales	80%	79%	76%	72%	72%	69%	68%	66%	68%
EBITDA (Earnings before interest. taxes. depreciation and amortisation)	79,349	75,267	84,524	81,314	79,811	64,878	61,119	46,834	40,732
EBITDA %	14.8%	15,0%	17.1%	19.1%	19.4%	20.3%	21.6%	21.2%	20.4%
Consolidated operating profit	61,804	59,181	69,208	67,552	67,156	55,062	52,358	40,483	35,544
Operating profit %	11.5%	11.8%	14.0%	15.9%	16.3%	17.2%	18.5%	18.3%	17.8%
Consolidated net profit	8,396	14,253	21,085	21,433	19,016	22,152	16,581	13,827	7,623
Cash flow from operations	48,001	42,612	55,912	47,322	47,876	44,936	38,438	31,213	22,538
Net financial indebtedness	211,644	205,616	175,408	176,429	177,087	160,171	83,889	38,824	43,023
Consolidated shareholders' equity	172,366	173,797	193,362	182,782	162,007	177,105	157,135	143,739	133,123
Debt/Equity ratio	1.23	1.18	0.91	0.97	1.09	0.90	0.53	0.27	0.32
Financial indebtedness adjusted by treasury stock	178,391	172,363	145,441	150,703	153,221	139,292	67,871	38,824	43,023
Adjusted indebtedness/consolidated shareholders' equity	1.03	0.99	0.75	0.82	0.95	0.79	0.43	0.27	0.32
Net investments in intangible and tangible fixed assets in the year	17,392	19,527	34,359	24,280	18,714	11,371	9,894	10,471	19,365
Average number of employees	2,360	2,363	2,468	2,213	2,198	2,105	1,604	1,286	1,089
ROE	16.1%	15.7%	18.4%	20.0%	20.4%	18.4%	17.9%	16.8%	11.4%
ROCE	17.6%	17.1%	20.4%	20.3%	21.3%	17.4%	23.3%	22.2%	20.2%
Average number of outstanding shares	77,106,176	76,714,141	76,949,992	76,712,704	76,711,053	77,060,933	78,817,107	81,400,000	81,400,000
EPS - €	0.322	0.315	0.398	0.401	0.366	0.389	0.293	0.234	0.152
Dividend per share - €	***0.130	0.120	**0.310	0.100	0.087	*0.516	0.070	0.057	0.031

ROE: (Net profit + amortisation and write-down of goodwill + Minority interests)/Consolidated shareholder's equity

ROCE: Operating profit/(Consolidated shareholder's equity +Financial indebtedness – Treasury stock)

EPS: (Earnings per share adjusted for goodwill amortisation and write-down)

* 0.439 of which extraordinary

** 0.200 of which extraordinary

*** proposal of the Board to be approved by the Shareholders' Meeting

The dividends refer to the year when the distributed profits were formed.

2004 was characterised by a macroeconomic scenario that saw sustained recovery of the US economy (thus confirming 2003 second half performance), and stagnation in Europe in the first half, followed by modest signs of an upturn in the second half.

Despite the difficulties connected with the weakening dollar, which had a negative effect on sales in the amount of 16.5 million euro and on EBIT by 10.7 million euro, and also on net profit by 6.7 million euro, 2004 saw an increase in sales (+6.7%), EBITDA (+5.4%), and EBIT (+4.4%).

Sales were up in all business sectors, as more fully described below, thus confirming the capacity of Interpump Group to react in even difficult situations such as the current macroeconomic climate, and, in particular, the hardening of competition from Asian economies, most notably China. On this count the Group is currently taking a closer look at emerging opportunities in these countries in order to prepare to meet new competitive challenges.

2004 net profit was significantly affected by the 6.4 million euro write-down in goodwill of General Technology. This company was acquired in several tranches, the main of which was in 1998 when EBITDA totalled 3 million euro (31.1% of net revenues). Subsequently the company's steam gun product was copied by a competitor despite the existence of an European patent, and sales began to be eroded by tough competition from Chinese companies. This situation led to a succession of losses over the past three years. It was therefore decided to convert the company to production of accessories for high and very high-pressure pumps. Since the profitability of the new business cannot currently be documented a cautious approach has been adopted by writing down the goodwill.

The primary negative factor affecting the results in 2004 was the weakening of the US dollar against the euro. The effect of this situation has been twofold: on the one hand a weak dollar penalised transactions from Europe to the US in the amount of 9.8 million euro in terms of EBITDA, on the other hand the simple conversion of the financial statements of the two US subsidiaries at 2004 exchange rates led to a negative impact on net sales in the amount of more than 9.6 million euro and 1.0 million euro on EBITDA. The following table provides a detailed analysis of the effects of the falling value of the dollar.

	Net revenues €/000	Gross operating margin (EBITDA) €/000	%	Operating profit (EBIT) €/000	%	Net profit €/000	%
2004 financial statements	**535,306**	**79,349**	**14.8**	**61,804**	**11.5**	**8,396**	**1.6**
Effect of the conversion to euro of US companies' financial statements	9,620	1,034		834		488	
Effect of the conversion to euro of Italian companies' sales in dollars (net of the price increase received)	8,896	8,896		8,896		5,583	
Effect of the conversion to euro of US companies' costs (net of the price increase received)	(2,010)	956		956		603	
Adjusted 2004 financial statements	**551,812**	**90,235**	16.4	**72,490**	13.1	**15,070**	2.7
2003 financial statements	**501,721**	**75,267**	15.0	**59,181**	11.8	**14,253**	2.8

Therefore, assuming that dollar/euro exchange rates had remained unchanged, turnover would have risen by 10%, gross operating margin would have grown by 19.9% and operating profit would have increased by 22.5%. Finally, net profit would have increased by 5.7%, despite the write-down of goodwill on General Technology as illustrated previously.

Net financial indebtedness, which fell by 14.2 million euro in the first half of the year with respect to 31/12/2003, in spite of the payment of dividends in the amount of 10.4 million euro, edged up to 211.6 million euro; during the second half of the year financial indebtedness rose due to the temporary increase in working capital in the consumer segment illustrated in greater detail below. The ratio of coverage of EBITDA/net financial expenses net of the exchange rate difference and cash discounts granted to customers is approximately 11 times (9 times in 2003), a figure that makes it possible to look to the future with confidence in consideration of the profitability results achieved and, above all, cash flow from operations.

2 On 31 December 2004, the Group had the following structure (the percentages refer to the equity held):



Interpump Group S.p.A.
Interpump Engineering 100%
General Pump 100%
92.5%
92.34%
Refin 100%
7.5%
7.66%
Teknova 100%
Interpump Hydraulics 100%
Muncie Power Products 84.87%
Industrial Sector
Cleaning Sector
Hydraulic Sector

On 22 January 2004 the Board of Directors confirmed its intention of continuing the process of corporate rationalisation started in 2003 with the incorporation of IP Floor and conferment of the Teknova line of business to Interpump Cleaning, with the ultimate goal of concentrating all Cleaning business activities. The project was implemented on 22 April 2004 by the sale of the investment in Soteco by Interpump Group S.p.A. to the Group's Cleaning Sector parent company IP Cleaning S.p.A., ex Interpump Cleaning S.p.A. (the company name was changed on the same date), for a price of 51 million euro, and by means of the conferment, again by Interpump Group S.p.A. to IP Cleaning S.p.A., of the investments in Euromop, Pulex, SIT and Unielectric for a total of 37.5 million euro. The foregoing amounts were determined on the basis of appraisals made by independent valuators. The operation led to a capital gain being recorded in the statutory financial statements of Interpump Group S.p.A. in the amount of 23.5 million euro, which was eliminated in the consolidated financial statements. On the basis of the new fiscal regulations that came into force on 1 January 2004, said capital gain is not subject to taxation.

This operation made it possible to rationalise Interpump Group's corporate structure, improving the definition, in industrial terms, of the Cleaning sector with respect to the other spheres of activity, this being seen as a move that will enable the Group to pursue all opportunities for development and value-building in the sector.

In addition, on 22 April 2004 Interpump Group S.p.A. acquired the final 7.5% of General Technology for 10 thousand euro, bringing the direct and indirect stake up to 100%. The value of the stake was determined on the basis of contractual agreements entered into previously.

Moreover, on 29 April 2004 IP Cleaning S.p.A. purchased a further 3% of the investment in SIT S.p.A., bringing the controlling stake up to 63%, for an outlay of 139 thousand euro on the basis of existing contractual agreements.

On 25 May 2004 IP Cleaning S.p.A. purchased a further 14% in Pulex S.r.l., bringing its total stake up to 86%, for an outlay of 1,092 thousand euro. As in the previous cases, also this operation was conducted on the basis of existing contractual agreements.

On 4 June 2004 the 49% investment in Transferoil S.p.A. was sold for 5 million euro - an amount that was higher than the amount determined by an independent valuator.

The agreement for the merger of Hydrocar S.r.l. and P.Z.B. S.p.A. in Interpump Hydraulics S.p.A. was signed on 18 October 2004 with legal effect as from 2 November 2004, while the statutory and fiscal effects are retroactive as from 1 January 2004. The merger of these 100% owned companies will serve to eliminate the unproductive duplication of costs and investments by centralising several management functions.

3 *Interpump Group Activities*

The Interpump Group considers that it is the biggest manufacturer of professional high-pressure plunger pumps and power take-offs world-wide and one of the world's leading groups in professional cleaning machines and household high-pressure washers.

The overall share of export sales of the Interpump Group in 2004 was approximately 80%. The most important export markets for the Group are the United States, Germany and France.

3.1 *Business sectors*

The main areas of the Interpump Group's activities can be identified – according to the final destination of products – as follows:

a **"Cleaning Sector"**, covering cold and hot water high-pressure washers, wet/dry vacuum cleaners, floor sweepers, floor scrubbers, steam cleaning appliances, professional cleaning service trolleys and window cleaning equipment, in addition to components utilized by the sector, i.e. electric motors.

High-pressure washers are appliances powered by an electric motor or combustion engine which, through the application of a plunger pump, deliver a jet of water at very high-pressure. These machines are suitable for cleaning industrial equipment, farm implements, vehicles, boats, stalls and any other washable surface, for home or hobby use.

The vacuum cleaners / vacuum cleaners for liquids, the floor sweepers and the floor scrubbers are also machines used for industrial and professional cleaning.

b **"Hydraulic Sector"** covering oil pressure power take-offs and hydraulic pumps.

Hydraulic pumps and power take-offs are used to equip industrial vehicles.

c **"Industrial Sector",** including high and very high-pressure plunger pumps.

High-pressure plunger pumps are the main component of high-pressure washers. These pumps are also utilised for a broad range of industrial applications including car wash installations, forced lubrication systems for machine tools, inverse osmosis systems for water desalination plants, and equipment for cutting solid materials.

3.2 *Performance by sector*

The above illustrated Group business sectors are identified as "primary sectors" (see International Accounting Principle no. 14), while the geographical sectors are defined as "secondary" (see heading 3.3). Annex "A" at the end of the consolidated financial statements contains information for the individual primary business sectors.

Further to the corporate rationalisation operation described previously, the sales of Unielectric (electric motors) and SIT (sheet metal pressing), which were previously included in the Industrial Sector, were moved to the Cleaning Sector for the same reasons as those supporting the conferment of the relative equity investments to IP Cleaning S.p.A. As a consequence of this situation also sales for 2003 were reclassified. Therefore, with the new classification, the Industrial Sector includes only high-pressure and very high-pressure pumps.

The following section contains an overview of data relative to the Group's external revenues, broken down by sector:

	31/12/2004 €/000	%	31/12/2003 €/000	%	Increase/ Decrease
Cleaning sector	336,050	63	324,419	65	+3.6%
Hydraulic sector	135,731	25	116,853	23	+16.2%
Industrial sector	60,962	11	57,964	11	+5.2%
Other revenues	2,563	1	2,485	1	n.s.
Total	535,306	100	501,721	100	+6.7%

On the basis of this table the following comments can be made regarding the trend seen in each sector of activity.

Cleaning sector

Net revenues of the Cleaning Sector totalled 336.0 million euro (324.4 million euro in 2003) and account for 63% of Group consolidated net revenues. The Cleaning Sector displayed a rise of 3.6%, because of the sustained increase recorded in the first six months. The growth is connected with both the professional sector, which showed a 1.9% increase in sales (2.9% not considering electric motors) and with DIY high-pressure washers (consumer segment) which were up by 6.3%, especially on the North American market despite the reduction in value of the dollar, taking account also of intra-divisional revenues.

Operating profit for this sector, in accordance with the reorganisation effected in 2004, totalled 6.2% of net revenues (against 7.6% in 2003). In absolute terms this figure was 20.9 million euro, 14.9% down on the 24.6 million euro of 2003.

Hydraulic sector

Net consolidated revenues for the Hydraulic sector amounted to 135.7 million euro (116.8 million euro in 2003) and represented 25% of the Group's net consolidated revenues. The Hydraulic Sector grew by 16.2%. Turnover in dollars generated by our US subsidiary Muncie gained 34.4%, a figure that amply confirms the signals of sustained recovery that accompanied the second half of 2003. After conversion into euro the upturn in sales is reduced to 22.3% because of the falling value of the dollar with respect to the euro. Growth on European and Asian markets totalled 12.1%, reflecting a major trend reversal with respect to the falling sales recorded during 2003.

Sector operating profit was 17.9% (16.2% in 2003). In absolute terms operating profit totalled 24.3 million euro, up by 28.4% over the previous year's figure of 18.9 million euro.

Industrial Sector

The Group's net external revenues for the Industrial Sector amounted to 61.0 million euro (58.0 million euro in 2003), corresponding to 11% of the Group's net consolidated revenues. Sales in the Industrial Sector, which, as outlined above, includes high- and very high-pressure pumps, were up by 5.2% compared to 2003. In North America, which is the main outlet market for these products, sales of high-pressure pumps and accessories grew by 13.9% in dollar-on-dollar terms, although the increase becomes just 2.9% after conversion into euro. Sales of high-pressure pumps on other markets increased by 8.3%.

Operating profit for this sector totalled 19.9% of net revenues (against 19.8% in 2003). In absolute terms the figure stood at 14.0 million euro with a 6.4% gain over the 2003 figure of 13.2 million euro.

3.3 *Geographical sectors*

The table below contains information referring to the geographical sectors classified as secondary in the light of the definition provided by the above-mentioned international standard.

Net revenues according to geographical sectors, identified on the basis of customer location, can be broken down as follows:

	2004 €/000	%	2003 €/000	%	Growth / Shrinkage
Italy	107,055	20	106,704	21	+0.3%
Rest of Europe	154,391	29	148,506	30	+4.0%
North America	210,207	39	192,474	38	+9.2%
Pacific Area (Far East and Oceania)	27,537	5	23,550	5	+16.9%
Rest of the World	36,116	7	30,487	6	+18.5%
Total	535,306	100	501,721	100	+6.7%

North America recorded a 9.2% increase despite the euro's gains against the dollar, thanks to growth recorded across all sectors, while European sales (including Italy) recorded a 2.4% increase. It is also interesting to consider the gains made in emerging countries, which offer major potential for growth in the mid term.

The breakdown of sales by business sector and geographical area is as follows:

2004

	Italy	Rest of Europe	North America	Pacific Area	Rest of the World	Total
Cleaning sector	58,619	109,962	127,865	16,797	22,807	336,050
Hydraulic sector	35,961	31,110	52,177	4,227	12,256	135,731
Industrial sector	10,124	13,286	29,986	6,513	1,053	60,962
Other revenues	2,351	33	179	-	-	2,563
Total	107,055	154,391	210,207	27,537	36,116	535,306

2003

	Italy	Rest of Europe	North America	Pacific Area	Rest of the World	Total
Cleaning sector	60,958	109,244	120,260	13,707	20,250	324,419
Hydraulic sector	34,094	27,174	42,955	3,436	9,194	116,853
Industrial sector	9,469	11,896	29,149	6,407	1,043	57,964
Other revenues	2,183	192	110	-	-	2,485
Total	106,704	148,506	192,474	23,550	30,487	501,721

2004/2003 percentage change

	Italy	Rest of Europe	North America	Pacific Area	Rest of the World	Total
Cleaning sector	-3.8%	+0.7%	+6.3%	+22.5%	+12.6%	+3.6%
Hydraulic sector	+5.5%	+14.5%	+21.5%	+23.0%	+33.3%	+16.2%
Industrial sector	+6.9%	+11.7%	+2.9%	+1.7%	+1.0%	+5.2%
Other revenues	n.s.	n.s.	n.s.	n.s.	n.s.	n.s.
Total	+0.3%	+4.0%	+9.2%	+16.9%	+18.5%	+6.7%

The table points to a sustained increase in the Hydraulic Sector all over the World and a sustained increase in the European sales of high and very high pressure pumps, which were up by 13.9% in North America.

4. *Profitability*

Here we give a summary of the reclassified income statement included in the additional statements of the notes.

	31/12/2004	%	31/12/2003	%
	€/000		€/000	
Net revenues	535,306	100.0	501,721	100.0
Purchases net of changes in inventories	(251,366)		(228,118)	
Gross industrial margin	283,940	53.0	273,603	54.5
Personnel expenses	(88,654)		(85,394)	
Other operating costs	(115,937)		(112,942)	
Gross operating profit	79,349	14.8	75,267	15.0
Operating amortisation and depreciation and allocations	(17,545)		(16,086)	
Operating profit	61,804	11.5	59,181	11.8

The gross industrial margin in euro is 3.8% higher than in 2003. The relative incidence on net profit decreased by 1.5 percentage points, primarily due to the effect of the dollar.

The cost of labour, on an equal consolidation basis (changed due to the effect of consolidation of IP Cleaning España in 2004) was 87.8 million euro, with an increase of 2.8% compared to 2003; the average number of employees was 2,360 (2,335 on an equal consolidation basis). Therefore, again on an equal consolidation basis, there has been a reduction of 28 employees with respect to 2003, while the per capita cost increased by 4.1%. Employees at 31/12/2004 numbered 2,293 units (2,297 at 31/12/2003).

Other operating costs increased by 2.7%. Costs of outsourced work and interim work, representing 38% of operating costs, decreased by 6.2%, due to substantial slowdown in the second half of the year in sales in the consumer segment to which these forms of labour are mainly related, and enhanced levels of efficiency achieved throughout the entire twelve months. Other costs of this category increased by 9%.

The gross operating margin (EBITDA) was 5.4% (+4.1 million euro) higher compared to 2003 and basically in line in terms of incidence on sales. In terms of business sectors, the Hydraulic Sector recorded a rise of 5.7 million euro (+25.6%) in EBITDA, equivalent to 20.6% of sales (19.1% in 2003). EBITDA for the Industrial Sector increased by 0.9 million euro (+5.6%) equal to 24.3% of sales, as in 2003. EBITDA for the Cleaning Sector was registered at 31.7 million euro, down 2.6 million euro compared to 2003 (-7.6%) and this year representing 9.4% of sales (10.5% in 2003). The professional segment recorded EBITDA of 25.6 million euro (27.5 million euro in 2003), while the same parameter in the consumer segment was 6.1 million euro (6.8 million euro in 2003). We draw your attention to the changed classification of Unielectric and SIT, as already explained in the comments on sales, involving also the reclassification of 2003 data in order to arrive at a meaningful comparison

Operating amortisation / depreciation and allocations were 9.1% higher than in 2003. During 2004 also allocations of 0.8 million euro to provisions for risks were classified in this category in order to comply with current practice of the financial community; in previous years allocations to risk provisions were negligible.

Operating profit for the year was 61.8 million euro (59.2 million euro in 2003). In terms of percentage of net revenue, operating profit was 11.5% (11.8% in 2003).

At 7.2 million euro, financial charges were 15.1% lower than the 8.4 million euro recorded for 2003, due to the effect of the reduction in interest rates. 2004 saw exchange rate gains of 70 thousand euro further to the conversion into euro of balances in foreign currency for which exchange risk hedges had not been put in place, while 2003 saw an exchange rate loss of 2,719 thousand euro as illustrated in the 2003 financial statements.

Net extraordinary expenses of 1.5 million euro are mainly related to expenses associated with the closure of the Padova and Fombio (LO) facilities in the Cleaning Sector.

Pre-tax profit and minority interests stood at 34.6 million euro in line with the figure of 34.9 million euro recorded in 2003, despite the write-down of goodwill in the amount of 6.4 million euro as described earlier; net of this write-down pre-tax profit would have been 17.4% higher.

The tax rate was 67.4% (56.8% net of the foregoing fiscally non-deductible write-down) compared to the 50% of 2003, in which year there was also a fiscal burden that was 2.5 million euro lower due to optimisation operations that cannot be repeated in the context of current tax legislation. These operations consisted in the transfer to Interpump Cleaning S.p.A. of the Teknova line of business, which took place with effect as of 1 October 2003, and the write down, for fiscal reasons, of the investment in General Technology in the statutory financial statements of Interpump Group S.p.A. (this operation was eliminated in the consolidated financial statements). If the foregoing extraordinary operations are eliminated for both years, the tax rate assumes a value in the region of 57% for both 2003 and 2004. Considering identical pre-tax profits, income tax charged to the income statement was 5.8 million euro higher.

Net profit for 2004 totalled 8.4 million euro (14.3 million euro in 2003).

To assist understanding of economic performance during the year we have provided an income statement broken down by destination.

	31/12/2004	%	31/12/2003	%
Net revenues	535,306	100.0	501,721	100.0
Cost of products sold	(361,405)		(337,537)	
Gross industrial margin	173,901	32.5	164,184	32.7
Commercial costs	(53,833)		(49,987)	
General and administrative costs	(58,264)		(55,016)	
Operating profit	61,804	11.5	59,181	11.8

The table below provides an overview of income statements broken down by sector:

	Cleaning Sector		Hydraulic Sector		Industrial Sector	
	2004	2003	2004	2003	2004	2003
Net revenues outside the Group	336,050	324,419	135,731	116,853	60,962	57,964
Sales between sectors	588	1,218	7	6	9,421	8,661
Total net revenues	336,638	325,637	135,738	116,859	70,383	66,625
Purchases. net of changes in inventories	(172,310)	(159,894)	(62,274)	(53,650)	(23,097)	(20,487)
Gross industrial margin	164,328	165,743	73,464	63,209	47,286	46,138
% on net revenues	*48.8%*	*50.9%*	*54.1%*	*54.1%*	*67.2%*	*69.3%*
Personnel expenses	(47,576)	(46,073)	(25,976)	(23,922)	(15,102)	(15,399)
Other operating costs	(85,091)	(85,394)	(19,470)	(16,978)	(15,077)	(14,542)
Gross operating profit	31,661	34,276	28,018	22,309	17,107	16,197
% on net revenues	*9.4%*	*10.5%*	*20.6%*	*19.1%*	*24.3%*	*24.3%*
Operating amortisation and depreciation and allocations	(10,731)	(9,672)	(3,727)	(3,391)	(3,087)	(3,023)
Sector operating profit	20,930	24,604	24,291	18,918	14,020	13,174
% on net revenues	*6.2%*	*7.6%*	*17.9%*	*16.2%*	*19.9%*	*19.8%*
% sector ROCE	*10.2%*	*12.5%*	*27.9%*	*21.9%*	*24.5%*	*21.9%*

We invite you to refer to Annex "A" for more comprehensive information concerning Sector data.

5. *Research and development*

The Interpump Group invests constantly in research and development of new products and innovative technical solutions in order to maintain and strengthen its presence in all of its business sectors. The Group has research and development structures capable of offering its customers an effective service also aimed at the design and production of customized products and the applications required.

Together with its commitment to developing and supplementing the existing product range, the Group's research capacities have helped create new synergic activities or other activities for which the Group is able to uphold its industrial skills and its sales force.

The Research Centre (Interpump Engineering S.r.l.) was set up to centralise design and development of new products in the pumps division and in several segments of the Cleaning sector. In 2004 the Centre delivered a new pump for car wash applications, a new DIY pressure washer, three floor scrubbers, a new sweeper and several personalisations of floor sweepers and pumps. There are also a further 38 projects in progress in the area of pumps and cleaning equipment.

Group strategy over the next few years will be focused on continuing with significant levels of investment in research and development in order to assure renewed impetus to well structured growth. Product research costs sustained through Interpump Engineering were capitalized in accordance with their multi-annual usefulness.

6 Capital expenditure

The production activities of the Interpump Group are structured with the aim of optimising the quality of the products, production cost competitiveness, production flexibility and efficiency, concentrating within the Group all production phases with the greatest added value and the most critical phases in relation to quality aspects.

Gross capital expenditure totalled 14.9 million euro (17.4 million euro in 2003) and is referred, in the amount of 2.2 million euro (3.9 million euro in 2003) to the expansion of an industrial building and renovation currently underway of a second building relative to the cleaning sector. The remaining amounts concern the normal renewal and modernisation of plant and equipment.

Capital expenditure in intangible fixed assets totalled 3.1 million euro (3,8 million euro in 2003) and refers in the amount of 2.0 million euro (2.3 million euro in 2003) to capitalisation of development costs of new products by Interpump Engineering as discussed above, stated both in the specific item of the accounts and in assets under construction and advances.

In addition, minority shares were acquired in the subsidiary companies Sit S.p.A., Pulex S.r.l. and General Technology S.r.l., on the basis of prior contractual agreements, and the final tranche was paid relative to the purchase of residual shares of Teknova S.r.l., leading to a financial outlay of 1.5 million euro.

The Group is managed in a uniform manner at world level and all of its production units are concentrated in Northern Italy except for the Muncie Power Products Inc. facility, which is in the US. The other foreign consolidated companies are formed by the following trade companies:

General Pump Companies Inc.	Distributor of high-pressure pumps and cleaning machinery on the North American market
IP Gansow GmbH	Distributor of floor scrubbers and floor sweepers on the German market
Interclean Assistance SA	Distributor of cleaning machinery on the French market
IP Cleaning España S.L.	Distributor of cleaning machinery on the Spanish market
P.Z.B. France S.a.r.l. and Hydrocar France S.a.r.l.	Distributors of power take-offs and related products on the French market
Hydrocar Chile	Distributor of power take-offs and related products for the Chilean market

Data by geographical sectors on the basis of the location of activities are as follows:

		Assets	Increases in the year of tangible and intangible fixed assets	
	31/12/2004	31/12/2003	31/12/2004	2003
		€/000		€/000
Italy	442,233	472,178	15,867	19,056
Rest of Europe	27,319	20,035	255	225
North America	60,937	60,312	1,917	1,930
Pacific Area	-	-	-	-
Rest of the World	1,772	1,219	6	26
Total	532,261	553,744	18,045	21,237

7 *Financing*

On 14 December 2004, the Group subscribed two stand-by loans of 120 million euro with a pool of banks coordinated by S. Paolo IMI and intended to finance possible future acquisitions. The loans were granted at Euribor rate with a spread of 0.65%, variable in accordance with certain parameters of the financial statements.

Net financial indebtedness amounted to 211.6 million euro. At 31/12/2003 financial indebtedness was 205.6 million euro. After falling by 14.2 million euro in the first half of the year following the payment of dividends in the amount of 10.4 million euro, during the second half of the year financial indebtedness rose due to the temporary increase in working capital in the consumer segment, primarily because of the simultaneous occurrence of two phenomena: the payment of debts to suppliers relative to the significant sales for the first half of the year and the reduced level of collections as a consequence of the reduced sales in the second half. This led to an increase in consumer segment working capital from -4.1 million euro at 31/12/2003 to +19.2 million euro at 31/12/2004. Cash flow from operations totalled 48.0 million euro, reflecting a rise of 12.6% over the 42.6 million euro for 2003. Working capital increased by 29.3 million euro because of the increase of 23.3 million euro in the consumer segment (concentrated in the second half of the year); consequently, operating cash flow totalled 18.7 million euro compared to the 35.5 million euro recorded in 2003. We consider that the absorption of cash-flow caused by the rise in consumer segment working capital is a temporary situation that will be drastically reduced as sales start to pick up on the US market. Cash flow in the period may be summed up as follows:

	2004	2003
	€/000	€/000
Opening indebtedness	(205,616)	(175,408)
Exchange rate differences on opening indebtedness	955	2,722
Cash flow from operations	48,001	42,612
(Increase) decrease in working capital	(29,345)	(7,138)
Investments in tangible and intangible fixed assets	(18,045)	(21,237)
Proceeds from sales of fixed assets	653	1,710
Ordinary dividends paid out	(10,574)	(9,825)
Special dividend paid out	-	(15,089)
Dividends received	-	327
Outlays for the purchase of equity investments	(1,516)	(20,662)
Income from the sale of equity investments	5,000	494
Increase in capital by stock option	247	369
Loans granted to non-consolidated subsidiaries	-	(1,302)
Net financial position of companies relative to changes in the consolidation basis	(830)	(145)
Acquisition of treasury stock	-	(3,286)
Other changes	(574)	242
Closing indebtedness	(211,644)	(205,616)

The net financial position of companies relative to changes in the consolidation basis is equivalent to the financial indebtedness of IP Cleaning España S.L. at 31/12/2003, which was consolidated for the first time in 2004 in consideration of the larger dimensions this company has reached.

The exchange rate difference on the opening net cash position concerns the loans of the US subsidiaries.

8 *Relations with non-consolidated subsidiaries and associates.*

The relations with non-consolidated subsidiaries and associates are as follows (amounts given in €/000):

	Receivables		Revenues	
	31/12/2004	31/12/2003	31/12/2004	31/12/2003
Non-consolidated subsidiaries:				
Portotecnica S.A.	-	81	-	357
IP Cleaning España S.L. *	-	1,367	-	3,349
Soteco Benelux	253	159	907	794
IP Cleaning Industria e Commercio Ltda	323	150	335	207
Western Floor India	35	16	149	83
Total	*611*	*1,773*	*1,391*	*4,790*

	Receivables		Revenues	
	31/12/2004	31/12/2003	31/12/2004	31/12/2003
Associates:				
Transferoil S.p.A.**	-	-	-	1
PZB Australia	736	757	2,210	1,980
Total	*736*	*757*	*2,210*	*1,981*

	Payables		Costs	
	31/12/2004	31/12/2003	31/12/2004	31/12/2003
Non-consolidated subsidiaries:				
IP Cleaning España S.L.*	-	21	-	84
Western Floor India	1	-	-	-
General Pump China	-	-	1	1
Total	*1*	*21*	*1*	*85*
Associates:				
Transferoil S.p.A.**	-	824	-	3,281
PZB Australia	-	-	-	1
Total	-	*824*	-	*3,282*

	Financing		Interest receivable	
	31/12/2004	31/12/2003	31/12/2004	31/12/2003
Subsidiary companies				
IP Cleaning España S.L.*	-	1,000	-	19
General Pump China Inc.	16	52	-	-
IP Cleaning Industria e Commercio Ltda	285	250	9	6
Euromop Brasil Holding Ltda	-	6	-	-
Total subsidiaries	*301*	*1,308*	*9*	*25*

* = consolidated in full in 2004.
** = investment disposed of in June 2004.

9 *Corporate Governance*

In previous years Interpump Group S.p.A. resolved to adhere fully to the Code of Conduct promoted by Borsa Italiana S.p.A.. This enabled the company's admission to the STAR segment of the Italian stock market right from its start in April 2001.

In addition, activities have now been brought to a close for the construction of the organisational model promoted by Italian legislative decree Dlgs. 231/2001 concerning the responsibility of legal persons for offences against the Public Administration. On 22 January 2004 the Board of Directors approved the model constituted by procedures aimed at preventing such offences, by the Regulatory Body, by the penalty system and by the Code of Conduct, which is published on the Group's website.

The Board of Directors is composed as follows:

Names	Mandates
Sergio Erede	Chairman (1)
Giovanni Cavallini	Deputy Chairman and Executive Director (2)
Fulvio Montipò	Executive Director (2)
Giancarlo De Martis	Non-executive Director
Giuseppe Ferrero	Non-executive Director
Marco Reboa	Independent Director
Roberto Tunioli	Independent Director

(1) Powers of representing the company in accordance with art. 17 of the articles of association.

(2) Mandates relating to ordinary business with limits on amounts beyond which the decision is for the Board of Directors.

The Board of Directors and the Board of Statutory Auditors will remain in office until the time of approval of the financial statements at 31/12/2004.

The Shareholders' Meeting of 22 April 2004 passed a resolution to determine the remuneration for 2004 to be assigned to each director in the amount of 26 thousand euro, and to determine for 2004 the maximum global additional remuneration in respect of the previously mentioned amount to be allocated to members of the Board of Directors with special responsibilities, to the Chairman and to the members of special committees (Audit Committee and Remuneration Committee) in the measure of 1.85 million euro.

The meeting of the Board of Directors that was held on the same date resolved to assign remuneration relative to 2004 for directors vested with special powers as follows: to the Chairman, Sergio Erede 51,650 euro; to the Deputy Chairman and Chief Executive Officer Giovanni Cavallini, 800,500 euro, to the Executive Director Fulvio Montipò 103,300 euro, to Marco Reboa and Roberto Tunioli, in their role as members of the Audit Committee, 10,000 euro each; finally, the Board resolved to determine a remuneration payment of 3,500 euro for each member of the Remuneration Committee, composed of Sergio Erede, Giovanni Cavallini and Giancarlo De Martis. In addition, the Board resolved to assign a loyalty bonus of 350 thousand euro to Fulvio Montipò as additional remuneration exclusively for 2004; the payment of this amount is subordinate to the continuation of Mr Montipò in the office of executive director until the time of approval of the 2004 annual financial statements. The same Board meeting resolved to assign additional remuneration to Giovanni Cavallini, pursuant to the terms of art. 2389, para 3 of the Italian Civil Code (addition with respect to the remuneration assigned to this person by the shareholders' meeting of 16/1/2003 and assigned to him by the Board), in proportion to the results exclusively for 2004, in the maximum amount of 500 thousand euro.

The Shareholders' Meeting of 24 April 2001 also authorised the finalisation of the non-competition agreement between the parent company and Fulvio Montipò, in view of the forthcoming expiry of the agreement signed in 1996 at the time of disposal of Interpump Group of which he had been founder, involving a fee of not less than 1,084.6 thousand euro and not more than 3,770.1 thousand euro, said amount to be in addition to the amount of the maximum total remuneration set out above. The agreement expires 18 months after the end of the term of office, or 12 months after revocation of the appointment without just cause.

The Shareholders' Meeting of 16 January 2003 approved the stipulation of an agreement with Executive Director Giovanni Cavallini, with the following terms: *(i)* the Executive Director undertakes to fill the office and exercise the delegations and powers conferred upon him with due diligence and the professionalism fitting the nature of the office and to the best of his abilities, up to the time of approval of the financial statements for the year 2004; *(ii)* the company undertakes not to revoke the office and/or delegation in advance of its natural time of expiry, except in the presence of the emergence of a just cause attributable to the Executive Director; *(iii)* that the company undertakes to disburse to the Executive Director the annual remuneration of 800,500 euro also for the years 2003 and 2004, without prejudice to possible subsequent greater determinations in the limits as may be established by the Board of Directors; *(iv)* the company undertakes to disburse to the Executive Director a *"loyalty bonus"* of an additional 800,500 euro if he continues to occupy the office and exercise the delegations conferred upon him until the time of approval of the financial statements for 2004, to be paid in a lump sum after the expiry of this term; *(v)* the loyalty bonus will be due also in the event of early revocation of the office and/or the delegations by the company without just cause, or in the case of early withdrawal from the same by the Executive Director further to a situation of just cause ascribable to the company or the acquisition of a controlling stake in the company by parties other than the shareholder that currently holds the majority stake; *(vi)* in the cases provided for in the previous point the Executive Director will also be eligible for a one-off indemnity payment for early termination of the office and the delegations, in the amount of 800,500 euro, said sum being construed as inclusive of all forms of compensation or indemnity and also the remuneration for the non-competition undertaking.

The Shareholders' Meeting of 22 April 2004 authorised the Board of Directors to arrange with Executive Director Fulvio Montipò an extension of the duration of the non-competition obligations currently in force to 36 months following the cessation of the office (12 months from the time of cessation in the absence of just cause attributable to the executive director), against payment of 723 thousand euro.

The same Shareholders' Meeting authorised the Board of Directors to arrange with Chief Executive Officer Giovanni Cavallini the assumption of non-competition obligations for 36 months following the cessation of the office (12 months from the time of cessation in the absence of just cause attributable to the chief executive officer), against payment of 450 thousand euro.

The Board of Directors implemented the foregoing resolutions of the Shareholders' Meeting.

A significant proportion of the executive directors' remuneration is linked to a variable component by means of two stock option plans.

In accordance with the requirements of the new Code of Corporate Governance, the following section illustrates the other directorships or offices of statutory auditor held by the directors of Interpump Group in listed companies or significant companies as defined by the Code: **Sergio Erede**: Listed companies: Director of Manifatture Lane Gaetano Marzotto & Figli S.p.A., Director of Manuli Rubber Industries S.p.A., Director of Autogrill S.p.A., Director of Carraro S.p.A.; Director of Luxottica Group

S.p.A.- Unlisted companies of significant size: Director of Società Italo Britannica L. Manetti – H. Roberts S.p.A., Chairman of Egidio Galbani S.p.A.. **Giovanni Cavallini**: Finance company: Director of Caravelle S.A. (France). **Giancarlo De Martis:** Finance companies: Director of B Group S.p.A. **Giuseppe Ferrero:** Finance companies and banks: Chairman and Executive Director of Rover S.p.A., Chairman of Rover International S.A. (Luxembourg) and Director of Banca del Piemonte S.p.A.. **Roberto Tunioli:** Listed companies: Vice- Chairman and Executive Director of Datalogic S.p.A. Finance company: Executive Director of Hydra S.p.A.. **Marco Reboa**: Listed companies: Director of Saipem S.p.A., Director of SEAT PG S.p.A., Director of IMMSI S.p.A., Statutory Auditor of Autogrill S.p.A. Finance companies: Director of Intesa Sec.2 S.r.l., Director of Nextra Investment Management SGR. Unlisted companies of significant size: Director of Schema 28 S.p.A., Director of Nextra Investment Management SGR, Statutory Auditor of Egidio Galbani S.p.A..

Interpump Group S.p.A. has a General manager of the Group in the person of Paolo Marinsek and a General Manager of the parent company in the person of Giuseppe Bava. Here we give information on the number of shares held by the directors, general managers, and statutory auditors:

Name	Company held	Number of shares held at the end of the previous year	Number shares subscribed/ purchased	Number shares sold	Number of shares held at the end of the current year
Sergio Erede:					
Held directly	Interpump Group S.p.A.	835,000	-	-	835,000
Giovanni Cavallini:					
Held directly	Interpump Group S.p.A.	1,464,750	286,750	172,000	1,579,500
Held by spouse	Interpump Group S.p.A.	178,500	150,000	22,000	306,500
Fulvio Montipò:					
Held directly	Interpump Group S.p.A.	1,565,500	82,500	-	1,648,000
Giancarlo De Martis					
Held via a trust company	Interpump Group S.p.A.	9,000	-	-	9,000
Giuseppe Ferrero					
Held via a subsidiary company	Interpump Group S.p.A.	2,500,000	-	-	2,500,000
Giuseppe Bava					
Held directly	Interpump Group S.p.A.	4,000	6,000	6,000	4,000

Furthermore, with reference to the shareholdings in limited liability companies controlled by Interpump Group S.p.A., Fulvio Montipò presents the following situation (amounts expressed in €):

	Nominal value of shares held at 31 /12 /2003	Nominal value of shares purchased in the year	Nominal value of shares sold in the year	Nominal value of shares held at 31/12/2004
General Technology S.r.l.				
Held directly	11,700	-	(11,700)	-
Held via a company he controls	3,900	-	(3,900)	-

10 *Stock option plans*

With the aim of motivating Group management and promoting participation in the goal of value creation for shareholders, there are currently two stock option plans in existence, approved by the Shareholders' Meetings of 20 December 1999 and 16 April 2002.

The Shareholders' Meeting of 20 December 1999 envisages the allocation of a maximum of 1,700,000 shares in three tranches (years 2000, 2001 and 2002), subordinate to the share value reaching set targets (doubling in the value of the shares compared to the values of September 1999) and/or to accomplishing personal goals and financial parameters.

Moreover, a special Shareholder's Meeting on 20 December 1999 resolved to increase the share capital by payment in one or two tranches, issuing ordinary shares to be offered for underwriting by employees of Interpump Group S.p.A. and its subsidiaries, to be identified by the Board of Directors, by issuing a maximum of 1,700,000 ordinary shares with a nominal value of € 0.52, for a total amount of 884 thousand euro. The current situation is as follows:

	Price per share for the exercise of options	Period for exercising	Number of rights assigned	Number of shares subscribed
Directors of Parent Company:				
❑ Giovanni Cavallini	€ 0.52	01.02.2001-31.12.2004	1,000,000	1,000,000
❑ Fulvio Montipò	€ 0.52	01.02.2001-31.12.2004	330,000	330,000
General Manager of Interpump Group S.p.A.:				
❑ Giuseppe Bava	€ 0.52	01.02.2001-31.12.2004	12,000	12,000
Other beneficiaries	€ 0.52	01.02.2001-31.12.2004	358,000	358,000
Total			1,700,000	1,700,000

The assignments were terminated during 2003. A total of 475,250 options were exercised in February 2004, thereby bringing the stock option plan to a close.

The Shareholders' Meeting of 16 April 2002 approved another stock option plan for the benefit of various Group directors and employees. This plan involves the assignment of no more than 4,000,000 options, to be allocated over the next 4 years with the use of treasury stock in the portfolio, with an exercise price equivalent to the higher amount of the current market value at the time of allocation and the book value. The conditions for assignment are linked to the arrival of the share value at determined stock market quotations and/or the achievement of specific financial parameters and personal targets.

The situation on 31 December 2004 was as follows :

	Price per share for the exercise of options	Period for exercising	Number of rights assigned	Number of shares purchased
Directors of Parent Company:				
❑ Giovanni Cavallini	€ 4.1154	01.05.2003-31.05.2008	300,370	-
	€ 4.1021	01.05.2004-31.05.2009	151,550	-
❑ Fulvio Montipò	€ 4.1154	01.05.2003-31.05.2008	214,550	-
	€ 4.1021	01.05.2004-31.05.2009	108,250	-
General Manager of Interpump Group S.p.A.:				
❑ Giuseppe Bava	€ 4.1154	01.05.2003-31.05.2008	14,400	-
Other beneficiaries	€ 4.1154	01.05.2003-31.05.2008	328,800	-
	€ 4.1021	01.05.2004-31.05.2009	173,100	-
Total			1,291,020	-

During 2004 432,900 options were assigned out of the total number of 1,291,020.

11 *Operations with related parties*

Transactions with related parties regard the leasing of facilities owned by companies controlled by current shareholders and directors of Group companies for the amount of 1,170 thousand euro (1,389 thousand euro in 2003), and legal consultancy services provided by the practice in which the Chairman works, for a total of 295 thousand euro (210 thousand euro in 2003).

Further commercial transactions also took place with companies whose shareholders are also shareholders or directors of consolidated companies. These operations concerned sales for 269 thousand euro (360 thousand euro in 2003) and costs for 139 thousand euro.

The consolidated balance sheet as at 31/12/2004 shows residual receivables from such companies for 41 thousand euro (95 thousand euro in 2003) and payables for 129 thousand euro (not present at 31/12/2003).

There is also a loan of €/000 223 paid in previous years by a company controlled by another real-estate company owned indirectly by one of the Group's directors. The real-estate company is the owner of an industrial building leased to the company granting the loan. Interest of 15 €/000 matured on the loan in 2004.

The transactions mentioned above were carried out at normal market conditions.

In addition, non-interest bearing loans from minority shareholders of subsidiaries for 54 thousand euro have been entered in the financial statements (108 thousand euro in 2003).

Finally, we draw your attention to the purchase of General Technology S.r.l. shares by a director of the parent company.

12 The Companies in the Group

At 31 December 2004 the Interpump Group was composed of a structure headed by Interpump Group S.p.A., which has direct and indirect controlling stakes in the capital of 24 companies operating in the three primary business sectors (Industrial, Cleaning and Hydraulic).

The Parent Company, based at Sant'Ilario d'Enza, manufactures high and very high-pressure plunger pumps for the Industrial Sector and high-pressure washers for the Cleaning Sector.

The principal data of consolidated subsidiaries are summarised in the following table, while data for the Parent company can be found in the enclosed financial statements.

Relations with non-consolidated subsidiaries and associates, and also relations with related parties, are conducted at normal market conditions and have been described in analytical detail in the above text.

Company	Share capital (€/000)	Percentage of stake	Registered office	Primary business	Sales €/million 31/12/2004	Sales €/million 31/12/2003	Average number of employees 2004	Average number of employees 2003
General Pump Companies Inc.	1,854	100%	Minneapolis – USA	Distributor of high-pressure pumps (Industrial Sector)	39.2	37,8	95	108
IP Cleaning S.p.A.	10,900	100%	Vaiano Cremasco (CR)	High-pressure washers, industrial floor sweepers, floor scrubbers (Cleaning Sector)	208.3	184,6	510	430
Unielectric S.p.A.	1,456	70%	Sant'Ilario d'Enza (RE)	Windings and electric motors (Cleaning Sector)	41.7	44.3	185	192
Sit S.p.A.	105	63%	Sant'Ilario d'Enza (RE)	Drawing, shearing and pressing sheet metal (Cleaning Sector)	4.0	3.9	26	23
Soteco S.p.A.	140	100%	Castelverde (CR)	Vacuum cleaners and liquid vacuum cleaners (Cleaning Sector)	38.5	37.4	276	284
Teknova S.r.l.	362	100%	Reggio Emilia	Holding company (7.66% stake in IP Cleaning S.p.A.)	-	12.2 **	-	75 **
General Technology S.r.l.	780	100%	Reggio Emilia	Steam cleaning appliances (Cleaning Sector)	2.1	1.8	31	31
IP Gansow GmbH	2,700	100%	Hamm (Germany)	Floor scrubbers and floor sweepers (Cleaning Sector)	13.9	17.6	70	113
Interclean Assistance S.A.	457	80%	Epone (France)	Sale of cleaning machinery (Cleaning Sector)	19.6	17.6	46	50
Euromop S.p.A.	103	51%	Villa del Conte (PD)	Cleaning trolleys (Cleaning Sector)	15.3	15.1	78	74
Ready System S.r.l.	250	26.01%	Villa Franca Padovana (PD)	Cleaning trolleys (Cleaning Sector)	6.0	5.3	24	24
Pulex S.r.l.	15	86%	Brescia	Window cleaning equipment (Cleaning Sector)	7.3	7.1	33	31
IP Cleaning España S.L.	127	75%	Barcelona (Spain)	Sale of cleaning machinery (Cleaning Sector)	7.7	- *	25	- *
Interpump Hydraulics S.p.A.	2,632	100%	Nonantola (MO)	Hydraulic pumps and power take-offs (Hydraulic Sector)	52.8	46.2	252	247
P.Z.B. France S.a.r.l.	32	100%	Peltre-Metz (France)	Sale of hydraulic pumps and power take-offs (Hydraulic sector)	2.4	2.2	8	7
Hydrometal S.r.l.	130	100%	Sorbara di Bomporto (MO)	Sale of complementary products for industrial vehicles, hydraulic pumps and power take-offs (Hydraulic Sector)	8.1	7.6	22	24
Hydroven S.r.l.	200	51%	Tezze sul Brenta (VI)	Sale of complementary products for industrial vehicles, hydraulic pumps and power take-offs (Hydraulic Sector)	9.1	8.7	31	31
A.V.I. S.r.l.	10	51%	Varedo (MI)	Sale of complementary products for industrial vehicles, hydraulic pumps and power take-offs (Hydraulic Sector)	6.4	5.4	14	11
Hydrocar France S.a.r.l.	100	99.96%	Brie Comte Rober (France)	Sale of hydraulic pumps and power take-offs (Hydraulic sector)	3.9	3.5	12	12
Hydrocar Roma S.r.l.	10	70%	Modena	Sale of hydraulic pumps and power take-offs (Hydraulic sector)	2.1	1.9	2	2
Hydrocar Chile S.A.	37	60%	Santiago (Chile)	Sale of hydraulic pumps and power take-offs (Hydraulic sector)	2.3	1.4	13	8
Muncie Power Products Inc.	847	84.87%	Muncie – USA	Hydraulic pumps and power take-offs (Hydraulic Sector)	57.2	46.8	252	232
Interpump Engineering S.r.l.	76	100%	Reggio Emilia	Research and Development	2.9	2.7	23	21
REFIN S.r.l.	10	100%	Reggio Emilia	Holding company (7.5% stake in General Technology S.r.l.)	-	-	-	-

* = not consolidated in 2003
** = sales relative to nine months – the company was transferred to Interpump Cleaning on 1/10/2003

13 *Other information*

The Group has almost terminated the process of conversion to IAS/IFRS (International Accounting Principles). The related activities consisted in the analysis of the differences between the accounting principles adopted and international accounting principles in drafting the new consolidation manual and the reporting package, and in the training of administrative and management personnel of Group companies. In addition, consolidation software has now been adapted. The main areas of the financial statements affected by the application of international accounting principles are the financial statements schemes, the notes to the statements, the treatment of treasury stock, the treatment of goodwill which will no longer be amortised but exclusively subjected to valuation, accounting of derivative financial instruments, employment severance indemnity, and tangible and intangible fixed assets. A quantitative analysis of the foregoing effects on shareholders' equity at 1/1/2004 has been carried out; the primary effect of this adjustment is referred to the reduction of equity due to the effect of the different treatment of treasury stock. However, in consideration of the development of both IFRS and national legislation concerning the civil and fiscal repercussions of the application of the IFRS principles, further differences may emerge in relation to certain decisions that could stem from the application of the new regulations.

It should be noted that the parent company is not subject to activities of direction and control.

14 *Events occurring since the close of the year and business outlook*

Regular Group business activities have proceeded since the close of the year.

Considering the short span of time since 31 December 2004, also in the light of the short period of time covered by the order portfolio, we do not currently dispose of sufficient information to make forecasts for the trend of the current year.

Finally, it should be noted that the cancellation of 4,106,240 treasury shares on 2 February 2005, resolved by the Shareholders' Meeting of 19 October 2004, was designed to maximise value, optimise the equity structure of the company, reducing the average cost of capital. To date share capital is represented by 79,920,260 shares. This operation resulted in a reduction of 16.8 million euro in shareholders' equity. In addition, this action will make it possible to resume the buy-back plan to arrive at 3,992,026 shares in order to channel cash to shareholders in a fiscally efficient manner. This operation forms part of the general strategy of Shareholder value-creation pursued by Interpump Group management.

Milan, 15 March 2005

For the Board of Directors

Mr Giovanni Cavallini

Deputy Chairman and Chief Executive Officer

Interpump Group S.p.A. and subsidiaries
Consolidated Financial Statements at 31 December 2004

CONSOLIDATED BALANCE SHEETS

ASSETS

(amounts expressed in thousands of euro)	*31/12/2004*	*31/12/2003*
Fixed assets		
Intangible fixed assets		
Start-up and capital costs	121	200
Costs of research, development and advertising	3,478	4,633
Industrial patents and intellectual property rights	238	229
Concessions, licenses, trade marks and similar rights	861	1,152
Goodwill	121,605	136,929
Assets in progress and advances	1,627	74
Other intangible assets	2,035	2,216
Total	*129,965*	*145,433*
Tangible fixed assets		
Land and buildings	66,249	55,005
Plant and machinery	22,755	21,981
Industrial and commercial equipment	10,736	11,042
Other tangible assets	4,635	4,911
Assets in progress and advances	1,553	12,556
Total	*105,928*	*105,495*
Financial fixed assets		
Investments in:		
Subsidiaries	878	976
Associated companies	1,505	5,956
Other companies	493	494
Total investments	*2,876*	*7,426*
Receivables:		
Non-consolidated subsidiaries		
Due within one year	221	308
Due after one year	80	1,000
From others		
Due within one year	112	119
Due after one year	2,259	2,239
Total financial receivables	*2,672*	*3,666*
Treasury stock (for a total nominal value of € 3,543,914 in 2004)	27,957	29,733
Total financial fixed assets	*33,505*	*40,825*
Total fixed assets	*269,398*	*291,753*

CONSOLIDATED BALANCE SHEETS

(amounts expressed in thousands of euro)	*31/12/2004*	*31/12/2003*
Assets forming part of working capital		
Inventories		
Raw materials and supplies	40,746	34,494
Work in progress and semi-finished products	25,831	24,697
Finished products and goods	40,673	39,917
Advances	94	1,438
Total	*107,344*	*100,546*
Receivables		
Trade receivables		
Due within one year	94,853	81,397
Non-consolidated subsidiaries		
Due within one year	611	1,773
Associated companies		
Due within one year	736	757
Tax receivables		
Due within one year	11,835	12,669
Due after one year	865	646
Deferred tax assets		
Due within one year	6,753	3,885
Due after one year	4,179	4,928
From others		
Due within one year	1,240	1,678
Due after one year	384	256
Total	*121,456*	*107,989*
Financial assets other than fixed assets		
Treasury Stock (for a nominal value of € 671,330 in 2004)	5,296	3,520
Other securities	-	500
Total uninvested financial assets	5,296	4,020
Cash		
Bank and postal accounts	22,270	42,076
Cheques on hand	59	3
Cash	61	55
Total	*22,390*	*42,134*
Total assets forming part of working capital	*256,486*	*254,689*
Accrued income and prepayments		
Due within one year	2,514	2,478
Due after one year	3,863	4,824
Total	*6,377*	*7,302*
Total assets	*532,261*	*553,744*

CONSOLIDATED BALANCE SHEETS

LIABILITIES

(amounts expressed in thousands of euro)	*31/12/2004*	*31/12/2003*
Shareholders' equity		
Share capital	43,694	43,447
Share-premium reserve	14,757	14,757
Legal reserve	8,747	8,747
Statutory reserves	645	588
Other reserves	20,414	22,115
Retained earnings (losses)	33,102	26,315
Reserve for treasury stock held	33,253	33,253
Reserve for translation differences	(7,884)	(5,912)
Profit (loss) for the period	8,396	14,253
Total shareholders' equity for the Group	*155,124*	*157.563*
Minority interests	14,347	13,016
Minority profits	2,895	3,218
Minority shareholders' equity	*17,242*	*16.234*
Total shareholders' equity	*172,366*	*173.797*
Provisions for risks and charges		
Retirement benefits and similar rights	900	768
For taxes including deferred taxes	9,168	5,499
Other	2,157	2,790
Total	*12,225*	*9.057*
Staff severance indemnities	*16.838*	*15,739*
Payables		
Amounts payable to banks		
Due within one year	105,474	85,560
Due after one year	99,215	132,616
Amounts payable to other financial institutions		
Due within one year	3,318	2,772
Due after one year	25,006	25,763
Amounts payable to shareholders		
Due within one year	54	-
Due after one year	-	108
Advances		
Due within one year	382	484
Accounts payable to suppliers		
Due within one year	75,034	84,840
Securities issued		
Due within one year	-	7
Payable to subsidiaries		
Due within one year	1	21
Payable to associates		
Due within one year	-	824

CONSOLIDATED BALANCE SHEETS

(amounts expressed in thousands of euro)	*31/12/2004*	*31/12/2003*
Taxes payable		
Due within one year	6,054	6,082
Social security charges payable		
Due within one year	4,233	4,001
Other payables		
Due within one year	10,539	9,540
Due after one year	253	350
Total	*329,563*	*352,968*
Accrued expenses and deferred income		
Accrued expenses and deferred income	1,269	2,183
Total	*1,269*	*2,183*
Total liabilities	*532,261*	*553,744*
Memorandum accounts		
Security pledges	4,132	4,132
Surety granted to non-consolidated subsidiaries	-	1,750
Surety granted to others	16,926	13,006
Other memorandum accounts	53,068	84,437
Total memorandum accounts	*74,126*	*103,325*

CONSOLIDATED INCOME STATEMENTS

(amounts expressed in thousands of euro)	*31/12/2004*	*31/12/2003*
Sales and other revenues		
Revenues from the sale of goods and services	533,186	499,372
Changes in inventories of work in progress semi-finished and finished products	1,970	2,022
Increase on internal work capitalised under fixed assets	2,100	2,861
Other revenues and income	2,725	2,706
Total sales and other revenues	*539,981*	*506,961*
Cost of production		
Raw materials, consumables and supplies	260,662	233,816
Services	106,659	102,819
Use of third-party assets	5,272	5,546
Personnel:		
Wages and salaries	67,281	65,056
Social security charges	18,549	17,881
Staff severance indemnities	3,488	3,302
Other costs	302	630
Amortisation, depreciation and write-downs:		
Amortisation of intangible fixed assets	13,019	13,289
Depreciation of tangible fixed assets	13,785	12,829
Other write-downs of fixed assets	6,614	257
Write-down of receivables included under assets forming part of working capital and cash	1,067	1,206
Changes in inventory of raw materials, consumables and supplies	(6,573)	(3,129)
Allocation to risk provisions	272	167
Other provisions	610	306
Sundry operating costs	3,790	3,909
Total	*494,797*	*457,884*
Difference between sales and other revenues and the cost of production	*45,184*	*49,077*
Financial income and expense		
Income from investments in subsidiary companies		
Dividends	-	9
Total	-	*9*
Other financial income		
From receivables included under fixed assets		
Subsidiaries	9	25
Total	9	25

CONSOLIDATED INCOME STATEMENTS

(amounts expressed in thousands of euro)	*31/12/2004*	*31/12/2003*
From securities included under fixed assets that do not constitute equity investments	2	1
Financial income other than the above		
Interest from other parties and other income	1,327	1,445
Total other financial income	1,338	1,471
Interest and other financial charges		
Interest to other parties and other charges	(10,842)	(12,522)
Foreign exchange gains (losses)	70	*(2,719)*
Total financial income (charges)	*(9,434)*	*(13,761)*
Adjustments to financial asset values		
Revaluations:		
Of investments	461	396
Write-downs:		
Of investments	165	598
Total adjustments	296	*(202)*
Extraordinary income and expenses		
Income	737	*1,423*
Expenses	2,199	*1,605*
Total extraordinary items	*(1,462)*	*(182)*
Profit for the period before taxes	34,584	*34,932*
Income taxes for the period		
Current taxes	(20,385)	*(18,604)*
Deferred and prepaid taxes	(2,908)	1,143
Total income taxes for the period	(23,293)	*(17,461)*
Net profit for the period before minority interests	11,291	*17,471*
Minority (profit) loss for the period	(2,895)	*(3,218)*
Profit (loss) for the period	*8,396*	*14,253*

Notes to the financial statements at 31 December 2004

1 Introduction

The consolidated financial statements as at 31 December 2004 are stated in thousands of euro, on the basis of the draft financial statements of companies included in the scope of consolidation as drawn up by their respective administrative bodies, with the exception of REFIN S.r.l. since it closes its financial year on 29 November, for which interim financial statements were prepared up to the date of closure of the consolidated accounts.

For the purposes of preparation of the consolidated financial statements at 31 December 2004 the provisions of reformed company law (Legislative Decree D.Lgs. no. 6/2003) were applied, involving, in addition to other matters, the necessary adaptation of the consolidated financial statements as required by the new legislation interpreted by document no. 1 issued by O.I.C. (the Italian accounting authority).

The reader is referred to the Group's Board of Directors' Report for the business and structure of the Interpump Group.

Pursuant to current legislation, the consolidated financial statements have been audited. The Audit Report has been attached to the financial statements.

2 Consolidation basis and principles

The following consolidation principles were adopted:

- the carrying value of consolidated investments is set off against the related shareholders' equity, the assets and liabilities resulting from subsidiaries' financial statements are entered into the consolidated financial statements and the shareholders' equity of the companies is eliminated, according to the line-by-line consolidation method;
- the reserves of companies in which stakes were held as at 31 December 2004 existing on the date they were acquired were set off against the value of investments, while the identity of reserves formed subsequent to the acquisition was maintained;
- the difference between the book value and the portion of shareholders' equity, determined with reference to the situation on the date the company was acquired, is treated as follows:
  - if positive, the difference is attributed to the individual asset and liability items to which it relates. More in detail, the possible remainder is attributed to goodwill and amortised according to the straight-line method over a period deemed to adequately reflect its future useful life. In the absence of future useful life, any remaining amount is subtracted from the consolidation reserve;
  - if negative, it is credited to the consolidation reserve;

- significant transactions among consolidated companies, i.e. receivables, payables, costs and revenues are eliminated in the consolidation process. Dividends distributed among Group companies and, when significant, unrealised gains arising from intergroup transactions are also eliminated;
- portions of shareholders' equity and results for the period attributable to consolidated subsidiaries' minority interests are shown in the related items of the financial statements;
- tangible fixed assets that are subject to financial leasing contracts are, when significant, recorded in the consolidated financial statements according to the so-called financial method recommended by International Accounting Standards (IAS);
- the financial statements of companies outside the EU are translated into euro at the exchange rate effective at the end of the period for the balance sheet, whereas the average exchange rate for the period is used for the income statement. Foreign exchange differences arising from changes that have occurred between the exchange rate as at the date of the considered financial statements and the exchange rate used for the previous financial statements and arising from the translation of income statement amounts relating to the subsidiary defined at the average exchange rate for the year, and therefore different from the rate used to translate the year-end balance sheet, are credited or debited to a specific equity reserve called "Reserve for translation differences" as per document no. 17 of the Accounting Principles issued by the National Councils of Certified Public Accountants (Italian accountancy body);
- the substitute tax relative to the sale of the investments in Portotecnica S.p.A., Officine Meccaniche Faip S.r.l. and Sirio S.r.l. to Interpump Cleaning S.p.A., entered entirely in the income statement of the Parent Company's financial statements as at 31 December 1999, is listed as a pre-payment in the consolidated financial statements and will be charged to the income statement over a period of 10 years, in line with the fiscal benefit stemming from the deductibility of the amortisation of the merger deficit of the above three companies into Interpump Cleaning S.p.A.;
- in the financial statements of several consolidated companies as at 31/12/2001, plant and machinery were revalued in accordance with Law 342/2000. For the reasons set down in the notes to the financial statements at 31/12/2001, the foregoing revaluations were eliminated in the consolidated financial statements.

The consolidation basis at 31 December 2004 includes the Parent Company and the following subsidiaries:

Company	*Registered office*	*Share capital at 31/12/04 €/000*	*Percentage of possession as at 31/12/04*	*Shareholding as at 31/12/04*
IP Cleaning S.p.A.	Vaiano Cremasco (CR)	10,900	100.00%	100.00%
Unielectric S.p.A.(1)	S.Ilario d'Enza (RE)	1,456	70.00%	70.00%
Interpump Engineering S.r.l.	Reggio Emilia	76	100.00%	100.00%

Company	*Registered office*	*Share capital at 31/12/04 €/000*	*Percentage of possession as at 31/12/04*	*Shareholding as at 31/12/04*
Interclean Assistance S.A. (2)	Epone – France	457	80.00%	80.00%
Soteco S.p.A. (1)	Castelverde (CR)	140	100.00%	100.00%
GP Companies Inc.	Minneapolis – USA	1,854	100.00%	100.00%
Teknova S.r.l.	Reggio Emilia	362	100.00%	100.00%
IP Gansow GmbH (1)	Hamm - Germany	2,700	100.00%	100.00%
General Technology S.r.l.	Reggio Emilia	780	100.00%	100.00%
IP Cleaning España S.L. (2)	Barcelona- Spain	127	75.00%	75.00%
Muncie Power Prod. Inc. (3)	Muncie – USA	847	84.87%	84.87%
SIT S.p.A. (1)	S.Ilario d'Enza (RE)	105	63.00%	63.00%
Interpump Hydraulics S.p.A.	Nonantola (MO)	2,632	100.00%	100.00%
Euromop S.p.A.(1)	Villa del Conte (PD)	103	51.00%	51.00%
Ready System S.r.l. (4)	Villafranca Padovana (PD)	250	51.00%	26.01%
Pulex Srl (1)	Brescia	15	86.00%	86.00%
P.Z.B. France S.a.r.l. (3)	Peltre - France	32	100.00%	100.00%
Hydrometal S.r.l. (3)	Sorbara di Bomporto (MO)	130	100.00%	100.00%
Hydroven S.r.l. (3)	Tezze sul Brenta (VI)	200	51.00%	51.00%
AVI S.r.l. (3)	Varedo (MI)	10	51.00%	51.00%
Hydrocar France S.a.r.l. (3)	Brie Comte Robert - France	100	99.96%	99.96%
Hydrocar Roma S.r.l. (3)	Modena	10	70.00%	70.00%
Hydrocar Chile S.A.(3)	Santiago (Chile)	37	60.00%	60.00%
REFIN S.r.l.	Reggio Emilia	10	100.00%	100.00%

(1) = controlled by IP Cleaning S.p.A.
(2) = controlled by Soteco S.p.A.
(3) = controlled by Interpump Hydraulics S.p.A.
(4) = controlled by Euromop S.p.A.
The other companies are controlled directly by Interpump Group S.p.A

The share capital of the companies outside the EU was converted into euro at the historical exchange rate at the time of acquisition.

With respect to the consolidation basis at 31/12/2003, IP Cleaning Espana S.L. – previously valued with the net equity method – was consolidated for the first time because of the greater dimensions the company has now assumed. The effects of the consolidation of IP Cleaning Espana S.L. are not significant in relation to the consolidated financial statements.

Moreover, the companies Oleodinamica Pederzani & Zini S.p.a and Hydrocar S.r.l. no longer appear in the consolidation basis because they have been merged in Interpump Hydraulics S.p.A.

Interpump Cleaning S.p.A. changed its name to IP Cleaning S.p.A in April 2004, and IP Cleaning Holding S.r.l. became REFIN S.r.l. in September 2004.

3 Reconciliation between the Parent Company's and the Group's net profit and shareholders' equity

The connection between the Parent Company's and the Group's net profit and shareholders' equity is as follows (amounts given in €/000):

	Shareholders' equity at 31/12/2004	Net profit at 31/12/2004	Shareholders' equity at 31/12/2003	Net profit at 31/12/2003
Parent Company's financial statements	170,349	57,810	121,403	9,536
Difference between the book value of consolidated investments and their valuation according to the net equity method	46,840	2,178	46,633	4,570
Elimination of the revaluation of equity investments due to the tax neutralisation of the financial statements of the Parent Company	(30,304)	(30,304)	-	-
Elimination of capital gains on the sale of investments to Interpump Cleaning S.p.A. in 1999.	(9,521)	2,325	(11,846)	2,325
Prepayment of related substitute tax	4,763	(1,190)	5,953	(1,190)
Elimination of capital gains arising from conferment of the Teknova line of business	(3,198)	362	(3,560)	(3,560)
Relative fiscal effect	1,190	(135)	1,325	1,325
Elimination of capital gains resulting from the conferment of investments to IP Cleaning in 2004	(6,150)	(6,150)	-	-
Elimination of the capital gain resulting from the sale of Soteco S.p.A. to IP Cleaning S.p.A. in 2004	(17,327)	(17,327)	-	-
Elimination of capital gains on the sale of an intra-group building	(474)	(474)	-	-
Relative fiscal effect	178	178	-	-
Greater book value of a building that belongs to the Parent Company	314	(12)	326	(12)
Adjustment of the valuation of investments in non consolidated subsidiaries and associated companies of the Parent company according to the equity method	-	(7)	7	(120)
Elimination of Parent Company plant revaluation	(853)	1,152	(2,005)	1,430
Elimination of Parent Company's intergroup income	(739)	35	(774)	59
Impact of the revaluation of plant on the accelerated depreciation reserve	56	(45)	101	(110)
Total consolidation adjustments	(15,226)	(49,414)	36,160	4,717
Group shareholders' equity and profit	155,124	8,396	157,563	14,253

In 2004 the Parent company purged its financial statements of tax interference constituted by write-downs of investments executed purely for fiscal reasons. This led to the entry of extraordinary proceeds of €/000 30,304 of which €/000 13,777 relative to the investments subject to transfer or sale to IP Cleaning S.p.A. in 2004.

4 Accounting principles and valuation criteria

The accounting principles and the valuation criteria used in preparing the consolidated financial statements for the year closed on 31 December 2004 are those indicated by current legislation, interpreted and integrated by the accounting principles stated by the "Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri" (National Councils of Certified Public Accountants) by the documents issued by the O.I.C. (the Italian accounting authority) and, when not sufficient, by those established by the International Accounting Standards Board (IASB). In order to provide complete and detailed information, we have also illustrated the following additional statements that form an integral part of this note:

- cash flow statement;
- statement of changes in consolidated shareholders' equity;
- reclassified consolidated balance sheet;
- reclassified consolidated income statement.

The accounting principles adopted, the most important of which are illustrated here below, are identical to those utilised for the consolidated financial statements as at 31 December 2003, presented here for the sake of comparison, except for the matters illustrated concerning the application of rules introduced by the revised company law.

Amounts are expressed in thousands of euro unless otherwise indicated.

Intangible fixed assets

These are recorded at cost and are shown net of accumulated amortisation, calculated on a straight-line basis and with reference to their estimated remaining useful life.

In particular, the amortisation rates applied were the following:

- The goodwill arising upon the acquisition of the Interpump Group by Interpump Group S.p.A. represents the greater value that was paid when the Interpump Group was acquired after considering the current value of the assets and liabilities subject of acquisition, basically in line with their book value in the companies' financial statements, and justified with the income-generating capacity, growth potential and competitive position of the Interpump Group.

  The goodwill arising upon the acquisition of additional shares in the consolidated companies is a result of the acquisition of the Interpump Group and is therefore treated with the same method. Goodwill as a result of acquisition of the Interpump Group is amortised over 20 years, a period deemed to adequately reflect its economic usefulness on the basis of market observation and of expectations concerning corporate longevity and development which led this greater value to be acknowledged when the Interpump Group, active in a sector in which no rapid or sudden changes in technology or production are foreseen, was acquired; this consideration led us to assume that the Interpump Group will be able to maintain for a long time the competitive positions it has attained. The adopted amortisation period, in line with considerations made and valuations carried out at the time the Interpump Group was acquired, complies with the period indicated in the Accounting Principles established by the National Councils of Certified Public Accountants and by the International Accounting Standards.

Since the businesses are active in the same sector and complementary, the goodwill arising upon the acquisition of the other companies has been treated in line with the goodwill of the Interpump Group (amortised in twenty years), except for:

- the goodwill arising at the time of the acquisition of the Floor company complex, recorded in the statutory financial statements of IP Cleaning S.p.A., which is amortised in ten years, a period considered to represent its future usefulness.
- the goodwill arising at the time of acquisition of the Gansow line of business and entered into the statutory financial statements of IP Gansow GmbH, which is amortised in fifteen years, a period considered to represent its future usefulness;
- the goodwill arising at the time of the acquisition of assets and liabilities of Vetrix, recorded in the statutory financial statements of Euromop S.p.A., which is amortised in ten years, a period considered to represent its future usefulness.
- the goodwill arising at the time of the acquisition of Hydroven S.r.l., which is amortised in ten years, a period considered to represent its future usefulness.

- The costs of research and development referring to the major innovative process started with the establishment of the Research Centre (Interpump Engineering S.r.l.) are capitalised and amortised in the estimated period of useful life of the products to which they refer (generally 5 years). In contrast, the costs of research and development relating to product customisation and the routine work of the engineering departments are ascribed to the income statement when incurred.
- All other intangible fixed assets are amortised over a 5-year period, with the exception of patents, which are amortised over 3 years, and improvements made to third-party assets, which are amortised on the basis of the length of the contracts of lease.

If at any time during the amortisation period such capitalised costs are no longer deemed to retain any future utility, they will be charged to the income statement.

Tangible fixed assets

These are recorded at purchase cost or production cost and increased by revaluations carried out in compliance with the various monetary revaluation laws or stemming from the allocation of consolidation differences. They are shown net of accumulated depreciation, which is systematically calculated on a straight-line basis according to the following rates:

- Real estate 3%-4%

- Industrial plants 10%-25%
- Industrial equipment 15%-30%
- Other assets 12%-30%

Said rates are deemed adequate to reflect the remaining useful life of the assets they relate to. For assets purchased during the financial period, rates were reduced by 50% since these assets were used in the production process, on average, only for half the period.

Assets with a unit value of less than 516 euro were completely depreciated in the year in which they were purchased, in consideration of their limited relevance.

Pursuant to art. 10 of Italian Law no. 72 of 19 March 1983, we point out that no monetary or economic revaluations other than those mentioned above were carried out nor were there any departures from the contents of art. 2423 and art. 2423 bis of the Italian Civil Code.

Goods purchased with financial leasing contracts were recorded, when relevant and in compliance with what is established by the International Accounting Standards, according to the financial method by which the original value of the asset is capitalised and offset by the relative principal amount, while depreciation calculated on the basis of the estimated future useful life of the asset is entered into the income statement. With regard to leasing instalments for the period, the principal is subtracted from liability while interest on leasing instalments is charged to the income statement. The fiscal effects of the procedure are recorded in the deferred taxation provision.

Tangible fixed assets under construction are valued at cost and are depreciated starting from the financial year in which they become operational.

Maintenance and repair costs are charged to the income statement relating to the period in which they were incurred, or capitalised if they increase the value or the useful life of assets.

If, at the close of the year, the value determined by the above method is permanently higher than the economic value of the asset, its value is adjusted by means of a specific write-down. When the conditions for said write-down cease to exist, the original value is fully or partially restored.

Investments

Investments in non-consolidated subsidiary companies and in associated companies are valued according to the net equity method. Investments in other companies are valued according to the cost of acquisition or subscription. Should permanent losses in value arise at the close of the year in comparison to the value determined according to the above method, the investments will be written down. If, at a later date, the reasons for such write-downs cease to exist, the original value will be fully or partially restored.

Dividends are recorded at the time they are deliberated by the Shareholders' Meeting.

Treasury stock

The treasury stock assigned to the beneficiaries of the stock option plan are classified under assets forming part of working capital, and are valued at the lower amount between cost and market, as represented by the exercise price of the shares. The other treasury stock is classified under financial fixed assets because no transfer is planned in the short term and the relative shares are valued at cost, adjusted, if necessary, in the event of permanent loss of value.

As required by current legislation a related reserve for an equal amount was set up within consolidated shareholders' equity.

Inventories

Inventories are valued at the lower of purchase or production cost and their correspondent market value.

The average cost method, inclusive of accessory charges and weighted with the value of opening inventory balances, was applied in determining the cost of raw materials.

In the case of goods produced internally, the cost of production includes the cost of raw materials, external work carried out, utilities, directly related labour costs as well as general production and industrial costs in an amount reasonably attributable to such products. Financial charges and general overhead expenses are excluded. Moreover, in the case of semi-finished products and work in progress, production cost is determined on the basis of the work process stage they have reached.

For raw materials and work in progress, market value reflects the presumed net realisable value of the correspondent finished products, less the cost of their completion. For finished products it is equal to the presumed net realisable value.

If the inventory contains obsolete or slow turnover materials, they are, if of significant value, written down in relation to their level of utilisation or presumed realisable value. Should the reasons for such write-downs cease to exist, their original value would be fully or partially restored.

Receivables

Accounts receivable are recorded at their presumed realisable value, by means of a specific bad debt provision, which includes the amounts that are deducted directly from said accounts receivable.

The specific portion of the bad debt provision is determined on the basis of an analysis of the individual accounts receivable that are in doubt, whereas the generic portion is determined on the basis of the historical incidence of losses on receivables. The generic portion is determined to provide for possible losses on accounts receivable recorded in the financial statements that have not yet occurred, but that might occur in the future.

Accruals and deferrals

These are calculated according to the principles of accrual accounting by which costs and revenues must be recorded with reference to the period to which they relate.

Foreign exchange transactions

Foreign exchange transactions are entered into the accounts on the basis of the exchange rates effective on the date the related transactions were carried out. Receivables and payables are evaluated at the exchange rate effective at the end of the period, with the relative difference in exchange rate attributed to financial charges and income.

During the course of 2003 the Group adopted a procedure for hedging against currency conversion and exchange rate risks. The procedure, which was approved by the Board of Directors Meeting on 12 November 2003, details the transactions to be hedged and the instruments to be used to provide such coverage. In particular, the procedure involves the hedging of sales in dollars in the US at the time of receipt of the relative order or when the order is a matter of reasonable certainty. In addition, the procedure involves the coverage of sales of our US subsidiary on the US market, which refer to purchases made in euro, for a period of between four and eight months of the associated cash flows. Derivative financial instruments used to hedge commercial transactions in foreign currency, are valued at cost. When it is impossible, due to objective difficulties, to correlate derivative financial instruments with the underlying commercial transactions, the financial instruments in question are valued at market cost in implementation of the mark-to-market method. Profits or losses deriving from such valuations are ascribed to the financial items of the income statement.

Interest rate hedging operations

Hedging contracts taken out to protect against loan interest rate risks are valued at cost. Any greater or lesser interest payable with respect to the amounts specified on the original loan contract are calculated in accordance with the accrual accounting principle. Options included in derivative financial instruments that cannot be classified strictly under the heading of hedging, taken out before the procedure of risk hedging illustrated in the previous paragraph, even though they form part of a structured instrument used to hedge against exchange rate risks, are entered at market value.

Provisions for risks and charges

Provisions for risks and charges collect sure or estimated allocations, determined on the basis of reasonable estimates of situations that might generate contingent liabilities.

In particular, this item includes the provision for client agents indemnities, established to provide for indemnities due when contractual relationships with agents are terminated, the provision for other risks and charges and the deferred taxation provisions.

The provision for other risks and charges includes sums allocated in respect of potential liabilities, better described in the comments relating to that item.

Staff severance indemnities

Staff severance indemnities reflect liabilities towards all employees for severance indemnities accrued in accordance with current legislation and national collective labour contracts.

Payables

These are recorded at their nominal value, which is deemed to adequately reflect their redemption value.

Capital grants

Capital grants towards tangible fixed assets are included under the accrued expenses and deferred income item at the time it becomes certain they will be assigned; said contributions are credited to the income statement gradually over the useful life of the asset; if the grant refers to an asset for which the depreciation process has already begun, then the past portion, to be offset against allocations in respect of depreciation already carried out, is included among extraordinary income items for the period.

Taxes

Taxes for the period are determined on the basis of a realistic forecast of taxes to be paid, pursuant to current fiscal legislation, and are shown under the item "taxes payable", net of the advances and withholding taxes. No allocations were made in respect of taxes payable in the event of reserves suspended from taxation, as shown in the financial statements of individual Group companies, since their distribution is not foreseen.

Deferred tax assets and deferred tax liabilities are a result of temporary differences between the values entered in the financial statements of the consolidated companies and the corresponding fiscal values, besides consolidation adjustments, and are calculated on the basis of the rates assumed to be applicable to the period in which the differences will reverse, according to the procedure known as the "liability method".

Deferred tax assets, mostly relating to provisions recorded in the financial statements with allocations for which conditions for fiscal deductibility have not yet matured, are recorded under assets forming part of working capital, once a reasonable level of certainty concerning their recovery has been determined.

Costs and revenues

These are recorded in the statements on the basis of the principles of prudence and accrual accounting. Revenues and proceeds, costs and charges are recorded net of returned goods, commercial discounts, rebates and bonuses, as well as net of taxes that are directly linked to the sale of products and services offered.

5 Information regarding balance sheet and income statement items

BALANCE SHEET

Intangible fixed assets

The composition and changes relative to intangible assets are shown in Annex B.

Start-up and capital costs are made up mainly by costs sustained for the IP Cleaning merger, already described above, and for share capital increases of the consolidated companies.

Research and development costs are almost entirely referred to the costs borne by the Research Centre in connection with new product launches. With reference to products placed on the market in 2004, described in detail in the Directors' Report, amortisation of the relative costs is executed over a period of five years, as for products launched in previous years. Said costs are considered to be recoverable in relation to the sales forecasts of the products developed.

The industrial patents comprise the purchase costs of patents connected with the production process.

Costs incurred for concessions, trade marks, licenses and similar rights mainly comprise costs for the purchase of software licenses.

Goodwill concerns the difference between the book value of investments and the portion of shareholders' equity determined with reference to the situation as at the date of acquisition. This item underwent the following changes (amounts shown in €/000):

Company:	Balance at 31/12/2003	Increases 2004	Write-downs 2004	Amortisation and depreciation 2004	Balance at 31/12/2004
Interpump Group S.p.A.	32,525	-	-	(2,605)	29,920
IP Cleaning S.p.A.	23,910	-	-	(2,040)	21,870
Soteco S.p.A.	21,712	-	-	(1,530)	20,182
Interpump Hydraulics S.p.A.	17,785	-	-	(1,043)	16,742
Euromop S.p.A.	9,612	-	-	(633)	8,979
General Technology S.r.l.	6,807	-	(6,443)	(364)	-
Muncie Power Products Inc.	6,547	-	-	(415)	6,132
General Pump Companies Inc.	6,053	-	-	(393)	5,660
Unielectric S.p.A.	4,811	-	-	(388)	4,423
Pulex S.r.l.	3,657	977	-	(241)	4,393
IP Gansow GmbH	914	-	-	(69)	845
S.I.T. S.p.A.	866	111	-	(74)	903
Hydroven S.r.l.	770	-	-	(114)	656
Ready System S.r.l.	754	-	-	(48)	706
Interclean Assistance S.A.	206	-	-	(12)	194
Total	*136,929*	*1,088*	*(6,443)*	*(9,969)*	*121,605*

The increase for 2004 is due to the purchase of minority shares of Pulex and SIT, as discussed earlier. As discussed in the directors' report, goodwill of General Technology was written down further to the losses sustained by the company and the project for reconversion of its production activity.

The goodwill entered into the consolidated accounts includes the amount entered in the Parent Company's financial statements for a total of €/000 29,920, referred to the Parent Company complex.

Tangible fixed assets

The composition and changes relative to tangible assets are shown in annex "C".

For a description of the year's main investments, the reader is referred to the appropriate paragraph in the Report of the Board of Directors.

Most of the consolidation difference created in 1997 by the acquisition of PZB (merged by incorporation in Interpump Hydraulics in 2004), allocated to buildings for €/000 6,928 on the basis of an independent survey that anyhow gives a higher value for the buildings than that recorded in the consolidated financial statements, was ascribed to the buildings item. This amount was later depreciated for €/000 1,507.

The effect of financial leasing contracts, accounted for according to the so-called financial method under tangible fixed assets, can be summarised as follows:

	31/12/2004	31/12/2003
	€/000	€/000
Industrial buildings	35,950	23,894
Plant and machinery	939	890
Assets under construction	-	11,086
Total	*36,889*	*35,870*

Mortgages and liens burdening tangible fixed assets are indicated under the item "amounts payable to banks".

Financial fixed assets

Financial fixed assets can be broken down as follows:

	31/12/2004	31/12/2003
	€/000	€/000
Investments	2,876	7,426
Receivables	2,672	3,666
Treasury stock	27,957	29,733
Total	*33,505*	*40,825*

Investments can be broken down as follows (amounts expressed in €/000):

		31/12/2004	% stake	31/12/2003	% stake
Investments in subsidiaries:					
Portotecnica S.A.	(1)	558	100.0%	700	100.0%
Soteco Benelux BVBA S.p.r.l.	(2)	159	100.0%	142	100.0%
Gansow France E.u.r.l.	(6)	19	100.0%	8	100.0%
Western Floor Private Ltd	(1)	126	51.0%	126	51.0%
General Pump China Inc.	(5)	-	100.0%	-	100.0%
IP Cleaning Industria e Comercio Ltda	(2)	-	100.0%	-	100.0%
Syscam Gestione Integrada S.A.	(7)	16	60.0%	-	-
Total investments in subsidiaries		*878*		*976*	
Investments in associated companies:					
Transferoil S.p.A.	(4)	-	-	4,816	49.0%
P.Z.B. Australia Pty Ltd	(3)	1,505	50.0%	1,140	50.0%
Total investments in associates		*1,505*		*5,956*	
Investments in other companies:					
Metalprint S.r.l.	(8)	483	19.0%	483	19.0%
Others		10	n.s.	11	n.s.
Total investments in other companies		493		494	
Total investments		2,876		7,426	

(1) = owned by IP Cleaning S.p.A.
(2) = owned by Soteco S.p.A.
(3) = owned by Interpump Hydraulics S.p.A.
(4) = owned by Interpump Group S.p.A. and divested during 2004.
(5) = owned by General Pump Inc.
(6) = owned by IP Gansow Gmbh
(7) = owned by Hydrocar Chile S.A.
(8) = owned by Interpump Group S.p.A.

The valuation of the investment in P.Z.B. Australia Pty Ltd was made on the basis of internal financial statements at 31 December 2004, since it closes its financial year on a different date with respect to the Parent Company.

Changes in the investments in subsidiaries and associates are as follows (amounts given in €/000):

	Balance as at 31/12/2003	Change to consolidation basis	Exchange rate difference	Profit (loss)	Balance as at 31/12/2004
Investments in subsidiaries:					
Portotecnica S.A.	700	-	-	(142)	558
Soteco Benelux BVBA	142	-	-	17	159
Gansow France E.u.r.l.	8	-	-	11	19
Western Floor Private Ltd	126	-	-	-	126
General Pump China S.L.	-	-	-	-	-
IP Cleaning Industria e Comercio Ltda	-	-	-	-	-
Syscam Gestion Integrada S.A.	-	16	-	-	16
Total investments in subsidiaries	*976*	*16*	-	*(114)*	*878*
Investments in associates:					
Transfer Oil S.p.A.	4,816	(4,816)	-	-	-
PZB Australia Pty Ltd	1,140	-	(68)	433	1,505
Total investments in associates	*5,956*	*(4,816)*	*(68)*	*433*	*1,505*

The investment in Transferoil S.p.A. has been sold for 5 million euro. The balance sheet value reflects the allocation of a merger deficit of €/000 2,970 which occurred in 1996, net of subsequent depreciations.

Changes in the investment risk provision (included under other provisions and risks) were as follows (amounts in €/000):

	Balance as at 31/12/2003	Change to consolidation basis	Exchange rate difference	Increases	Balance as at 31/12/2004
Investments in subsidiaries:					
IP Cleaning España S.L.	452	(452)	-	-	-
Euromop Brasil Holding Ltda	2	(1)	(1)	-	-
General Pump China Inc.	29	-	(3)	14	40
IP Industria e Comercio Ltda	56	-	-	8	64
Group investment risk provision total	*539*	*(453)*	*(4)*	*22*	*104*

IP Cleaning España was full consolidated in 2004, while Euromop do Brasil Holding Ltda was liquidated.

The following section contains other relevant information regarding investments in non-consolidated subsidiaries and associates:

	Reg. Offices	Share Capital
Subsidiaries:		
Portotecnica S.A.	Barcelona (Spain)	60,200 euro
Soteco Benelux BVBA	Burcht (Belgium)	20,000 euro
Western Floor Private Ltd	New Delhi (India)	10,000,000 Rupees
Gansow France S.a.r.l.	Epone (France)	8,000 euro
General Pump China Inc.	LianXing Village (China)	100,000 USD
IP Industria e Commercio Ltda	Curitiba (Brazil)	115,000 Real
Syscam Gestion Integrada S.A.	Santiago (Chile)	20,000 Pesos
Associates:		
P.Z.B. Australia Pty Ltd	NSW (Australia)	500,000 AUS$

Receivables

Financial receivables from subsidiaries are detailed in the Board of Directors' Report.

Financial receivables from others are mainly relative to prepayments on staff severance indemnity tax for a total of €/000 66, which fell by €/000 318 during the year, to life insurance policies for the employees of a US subsidiary for €/000 1,752 (€/000 1,799 in 2003), and to a loan of €/000 223 granted to our shareholding SCI Europa at a rate of 5%, which remained substantially unchanged with respect to 2003.

Treasury stock

Treasury stock (entered at €/000 27,957 under financial fixed assets and at €/000 5,296 under assets forming part of working capital) was purchased by the controlling company and corresponds, at 31 December 2004, to 9.7% of share capital (8,106,240 shares). The mean book value per share was € 4.10. On the basis of the average prices over the first two months of the year, the book value of treasury stock shares entered under financial fixed assets is lower than the value expressed by the market.

As shown more fully in the Board of Directors' Report, on 2 February 2005 a total of 4.106.240 treasury stock shares were cancelled. The relative shares are stated under financial fixed assets in the present financial statements. The cancellation involved a €/000 16,844 reduction in shareholders' equity, of which €/000 2,135 relative to share capital.

The residual treasury stock, numbering 4,000,000, is at the disposal of the 2002-2005 stock option plan, which envisages the sale of treasury stock to management at the higher amount of book value or market value at the time of allocation. It should be noted, as explained more fully in the Board of Directors' Report, that the first allocation of 1,291,020 shares was made at the prices of € 4.1154 and 4.1021 which are higher than or equivalent to book value at 31/12/2004.

Assets forming part of working capital

An analysis of the working capital is included in the reclassified balance sheet given in the supplementary statements.

The analysis of the transactions involving net working capital is as follows:

	2004	2003
	€/000	€/000
Opening net working capital	94,958	95,570
Exchange rate difference	(2,555)	(5,845)
Increase in net working capital during the year	29,345	7,138
Other non-monetary changes	840	(1,905)
Final net working capital	*122,588*	*94,958*

As described in the Board of Directors' Report, the increase in working capital is mainly due to the consumer segment of Cleaning Sector (+23.3 million euro) for the reasons outlined in that section.

Inventories

Closing inventories comprise:

	31/12/2004	31/12/2003
	€/000	€/000
Raw materials and supplies	40,746	34,494
Work in progress and semi-finished products	25,831	24,697
Finished products and goods	40,673	39,917
Advances	94	1,438
Total	*107,344*	*100,546*

The change is due to a reduction of €/000 1,929 arising from exchange differences, an increase of €/000 2,272 due to opening inventories of the newly consolidated IP Cleaning España, and a reduction of €/000 414 due to an increase in the bad debt provision. This results in an effective gross increase of €/000 6,869 linked to the higher turnover.

Closing inventories as at 31 December 2004 are net of a write-down provision of €/000 5,196, allocated in respect of obsolete and slow-moving stock.

Changes are shown in the following chart:

	2004 €/000	2003 €/000
Opening provision	4,782	4,208
Allocation for the year	1,440	1,094
Utilisation for losses	(992)	(236)
Exchange rate difference	(34)	(87)
Other changes	-	(197)
Closing provision	*5,196*	*4,782*

Receivables

The receivables of the assets forming part of working capital can be analysed as follows:

Trade receivables

Trade receivables are made up as follows:

	31/12/2004 €/000	31/12/2003 €/000
Trade receivables	98,047	84,364
Bad debt provision	(3,194)	(2,967)
Net trade receivables	*94,853*	*81,397*

Negative exchange rate differences on conversion arose in the amount of €/000 949. Moreover the newly consolidated IP Cleaning España recorded opening receivables for €/000 1,586. This resulted in an increase in trade receivables of €/000 12,819 (+15.7%), due to a different sales mix in the last quarter. In effect, the consumer segment with its very tight collection terms displayed a fall in sales of 29.2% in the final quarter, although it reflected growth of 6.3% when considered over the full twelve months.

There are no receivables falling due after more than 5 years.

Changes in value adjustments can be summarised as follows:

	2004 €/000	2003 €/000
Opening Balance	2,967	3,163
Allocation for the year	1,067	1,206
Utilisation for losses	(589)	(1,375)
Utilisation for excesses	(250)	-
Exchange rate difference	(17)	(23)
Change to consolidation basis	16	(4)
Closing Balance	3,194	2,967

The balance at 31/12/2004 includes receivables in foreign currency for USD 15,793,239.

Amounts receivable from and payable to Group companies

Amounts receivable from Group companies, originating in relations of a commercial nature governed by normal market conditions, are given in the Board of Directors' Report.

Tax receivables

Tax receivables are made up as follows:

	31/12/2004	31/12/2003
	€/000	€/000
Receivables from the inland revenue for VAT	11,308	8,559
Receivables from the inland revenue for income taxation	1,363	4,684
Other receivables from the inland revenue for other taxes	29	72
Total tax receivables	*12,700*	*13,315*

Deferred tax assets

Prepaid taxes (deferred tax assets) are made up as follows:

	31/12/2004			31/12/2003		
	Temporary differences	Rate*	Deferred tax assets	Temporary differences	Rate*	Deferred tax assets
Intangible fixed assets	304	37.25%	113	-	-	-
Tangible fixed assets	7,752	36.80%	2,853	9,034	36.75%	3,321
Investments	3,856	33.00%	1,272	5,196	33.00%	1,714
Inventories	11,583	37.35%	4,325	3,992	37.20%	1,484
Trade receivables	1,165	33.40%	389	1,084	33.10%	359
Provisions for risks and charges	1,892	37.60%	711	1,155	36.45%	421
Amounts payable to others	1,036	33.00%	342	1,061	33.00%	351
Losses to be carry forwarded	1,857	45.30%	841	2,606	41.45%	1,080
Other	250	34.40%	86	306	27.20%	83
Total	*29,695*		*10,932*	*24,434*		*8,813*
Deferred tax assets not recorded among fiscal losses	*1,937*	*33.55%*	*650*	*980*	*34.00%*	*334*

* = the rate indicated is an average figure because tax rates vary in relation to the country in which the taxes are calculated.

Changes in deferred tax assets during the year were as follows:

	Balance as at 31/12/2003	Differences in exchange	Changes for the period	Reclassifications	Change in the consolidation basis	Balance as at 31/12/2004
Deferred tax assets due within one year	3,885	(51)	422	2,219	278	6,753
Deferred tax assets due beyond one year	4,928	(26)	(782)	59	-	4,179
Total deferred tax assets	*8,813*	*(77)*	*(360)*	*2,278*	*278*	*10,932*

Receivables and payables by geographical area

Receivables and payables by geographical area, in accordance with the residence of the creditor/debtor at 31/12/2004, are made up as follows (amounts given in €/000):

	Italy	Rest of Europe	North America	Pacific Area	Rest of the World	Total
Trade receivables gross of the bad debt provision	37,544	30,808	16,843	5,181	7,671	98,047
Bad debt provision	(1,359)	(1,002)	(469)	(142)	(222)	(3,194)
Receivables from subsidiaries and associates	-	253	-	752	643	1,648
Amounts receivable from others	12,959	1,411	2,224	1	100	16,695
Total receivables	*49,144*	*31,470*	*18,598*	*5,792*	*8,192*	*113,196*
Amounts payable to banks	185,270	7,355	12,034	-	30	204,689
Of which backed by collateral security	387	-	-	-	-	387
Amounts payable to other financial institutions	28,378	-	-	-	-	28,378
Of which due after 5 years	*9,541*	-	-	-	-	*9,541*
Accounts payable to suppliers	65,398	5,050	3,649	196	741	75,034
Amounts payable to subsidiaries and associates	-	-	-	-	1	1
Other payables	15,841	2,850	2,418	79	273	21,461
Total payables	294,887	15,255	18,101	275	1,045	329,563

Receivables from parent companies, subsidiaries and associates include both receivables stated under current assets and receivables stated under fixed assets.

Amounts receivable from others include all tax receivables and the receivables from others in assets forming part of working capital, plus the entirety of financial receivables from others under fixed assets.

Other amounts payable include advances, tax payables, payables to social security institutes and amounts payable to others.

Cash

We invite readers to refer to the cash flow statement for details of changes in this item. The balance includes €/000 1,701 of bank deposits held in US dollars (€/000 5,990 at 31/12/2003).

Accrued income and prepayments

This item can be broken down as follows:

	31/12/2004	31/12/2003
	€/000	€/000
Prepayment of the substitute tax on capital gains on the sale of investments	4,763	5,953
Deferred expenses on leasing instalments	6	54
Prepayment on non-competition agreements	286	371
Deferred expenses on insurance	456	254
Deferred expenses for maintenance and technical service fees	162	158
Other accrued income and deferred expenses	704	512
Total accrued income and deferred expenses	*6,377*	*7,302*

The deferred expense of the substitute tax has been commented on in the consolidation standards paragraph. It is ascribed to the income statement in ten years, starting from 1999.

The prepayment for non-competition agreements refers to the portion that is not of economic competence, paid during 2001, of the amount assigned for this purpose and commented in the Board of Directors' Report.

Shareholders' equity

The summary of changes in consolidated shareholders' equity accounts, with reconciliation with the contents of the consolidated financial statements at 31 December 2002 and 2003, is given in the Statement of changes in consolidated shareholders' equity included in the Supplementary Statements.

Share capital

The share capital of the Parent Company is fully paid up and amounted to €/000 43,694 divided into 84,026,500 ordinary shares having a face value of € 0.52 each at 31 December 2004.

During the year option rights were exercised in implementation of the stock option plan that involved a €/000 247 share capital increase.

We draw your attention to the cancellation of 4,106,240 treasury shares in February 2005 and discussed in the Board of Directors' Report; therefore the current number of shares stands at 79,920,260.

Concerning the stock option plans, the reader is referred to the board of directors' report.

The components of shareholders' equity are classifiable as follows in relation to their usefulness:

(Amounts expressed in €/000)	Amount	Availability for utilisation	Portion available	Taxes payable in case of distribution	Summary of utilisations in the previous three years	
					to cover business losses	for other reasons
Share capital	43,694	B	-	-		
Capital reserves						
From Parent Company's financial statements:						
Share-premium reserve	14,757	A,B,C	14,757	-	-	15,089
Reserve for treasury stock held	961	-	-	-		
Revaluation reserves	8,308	A,B,C	8,308	1,436		
Total from Parent Company's financial statements	24,026					
Consolidation entries	(8,193)					
Total from consolidated financial statements	15,833					
Profit reserves:						
From Parent Company's financial statements:						
Legal reserve	8,747	B	-	-		
Reserve for treasury stock held	32,292	-	-	-		
Accelerated depreciation reserve	3,134	B	-	-		
Extraordinary reserve	646	A,B,C	646	-	-	1,471
Profit for the period	57,810	A,B,C	57,810	-	-	24,817
Total from Parent Company's financial statements	102,629					
Consolidation entries	(7,032)					
Total from consolidated financial statements	95,597					
Non-distributable portion*			(30,691)			
Remaining distributable portion			- 50,830			

A: for capital increase B: for coverage of losses C: for distribution to shareholders

*= represents the non-distributable portion destined to cover deferred costs that have not yet been amortised and the portion relative to unrealised intra-group capital gains.

Utilisations refer to dividends and reductions of reserves for other causes and do not include transfers between reserves. Specifically, with reference to the changes that have occurred in the previous three years, it is stressed that the use of the share premium reserve refers to the distribution of special dividends, the use of the extraordinary reserve for the distribution of the ordinary dividend for €/000 238 and the allocation to the deferred taxes fund on the initial balance of the accelerated depreciation provision; finally, the use of the results for the period is relative to the distribution of the ordinary dividends.

The Parent Company's 2004 profit includes €/000 30,304 of income relative to the neutralisation fiscal effects in the financial statements. In addition, accelerated depreciation was effected exclusively in the income tax return in the amount of €/000 528, which will bring the relative reserve to €/000 3,663 in 2005. On the basis of tax legislation, said amounts (€/000 30,304 and €/000 3,663) can be freely distributed and are not subject to taxation even in the case of distribution up to the level of the other reserves, with the exception of the legal reserve. At 31 December 2004 this condition was respected and therefore no taxes would be due in the event of distribution of the entire year's profit. However, if it were intended to distribute the entirety of available reserves, taxes of €/000 11,209 would arise in accordance with the most prudential interpretation of article 109 of the direct taxation consolidation law, in addition to the amounts shown in the table.

Minority shareholders' equity

This is the portion of consolidated shareholders' equity pertaining to minority shareholders of the consolidated subsidiaries. The changes were as follows (amounts given in €/000):

	Balance at 31/12/2003	Opening capital and reserves of minority interests of companies consolidated for the first time in 2004	Exchange difference	Dividends distrib.to minority interests	Stakes acquired by the Group	Profit for the year pertaining to minority interests	Balance at 31/12/2004
Sit S.p.A.	431	-	-	(80)	(26)	30	355
Unielectric S.p.A.	3,512	-	-	(41)	-	104	3,575
General Technology S.r.l.	9	-	-	-	(9)	-	-
Interpump Hydraulics Group	5,446	-	(274)	(356)	-	1,373	6,189
Interclean Assistance SA	412	-	-	-	-	45	457
Euromop S.p.A.	5,033	-	-	(735)	-	1,130	5,428
Ready System S.r.l.	1,100	-	-	(29)	-	162	1,233
Pulex S.r.l.	392	-	-	(223)	(119)	136	186
IP Cleaning España S:L.	-	5	-	-	-	(94)	(89)
Portions of intragroup profits bound in inventory	(101)	-	-	-	-	9	(92)
Total	16,234	5	(274)	(1,464)	(154)	2,895	17,242

Provisions for risks and charges

This item can be broken down as follows (amounts shown in thousands of euro):

	Balance at 31/12/2003	Exchange differences	Increases	Decreases	Reclassifications	Change in consolidation basis	Balance at 31/12/2004
Retirement benefits	208	-	21	-	-	-	229
Agents' termination indemnity provision	560	-	152	(41)		-	671
Deferred taxes	5,500	(131)	2,115	(670)	2,354	-	9,168
Provision for industrial renovation	36	-	141	(36)	-	-	141
Product warranty provision	631	(9)	440	(403)	-	-	659
Provision for other potential liabilities	1,583	(14)	500	(816)	-	-	1,253
Group investment risk provision	539	(4)	22	-	-	(453)	104
Total provisions	9,057	(158)	3,391	(1,966)	2,354	(453)	12,225

Reclassification carried out with a contra-entry under deferred tax assets.

Retirement benefits

Retirement benefits refer to the indemnity at the end of the mandate of directors of subsidiaries.

Taxation

This provision includes allocations for deferred tax liabilities determined to take account of the tax effects of the consolidation adjustments mainly concerning (a) the elimination of intergroup profits, (b) accelerated amortisation/depreciation, and (c) accounting for financial leasing contracts according to the so-called financial method. The provision also brings together allocations for deferred taxes payable relative to the payments awarded to several directors for the non-competition undertaking, as illustrated in the Board of Directors' Report. This amount was accounted in accordance with its temporal competence, while in fiscal terms it was deducted by cash.

The provision can be divided as follows on the basis of the balance sheet item that generated the deferred taxes in question (amounts in €/000):

	31/12/2004			31/12/2003		
	Temporary differences	Rate*	Deferred taxes payable	Temporary differences	Rate*	Deferred taxes payable
Intangible fixed assets	137	37.25%	51	(62)	37.25%	(23)
Tangible fixed assets	23,889	37.45%	8,947	20,474	37.46%	7,670
Inventories	59	37.25%	22	(5,376)	37.30%	(2,005)
Accrued income	189	33.00%	62	371	33.00%	123
Retirement benefits provision	-	-	-	(367)	38.70%	(142)
Other	238	36.10%	86	(325)	37.85%	(123)
Total deferred taxes provision	*24,512*		*9,168*	*14,715*		*5,500*

* = the rate indicated is an average figure because tax rates vary in relation to the country in which the taxes are calculated.

With regard to the tax situation we draw your attention to the fact that, for the Group's Italian companies, the years up to 1998 are settled for the purposes of income taxes, while all years up to 1999 are settled for the purposes of VAT.

There are no significant disputes in progress with the tax authorities.

Other

The Group investment risk provision is discussed under the heading of equity investments.

The provision for other potential liabilities refers to various contentious situations of litigation or potential liabilities or estimated undertakings within the Group's companies.

Staff severance indemnities

This item was affected by the following changes:

	31/12/2004	31/12/2003
	€/000	€/000
Opening Balance	15,739	14,918
Portion accrued during the year	3,488	3,302
Payments	(2,389)	(2,481)
Closing Balance	*16,838*	*15,739*

Payables

Amounts payable to banks

Amounts payable to banks are as follows:

	31/12/2004	31/12/2003
	€/000	€/000
Current portion of medium/long-term financing	58,301	54,645
Current account overdrafts and advances	47,173	30,915
Total amounts payable to banks due within one year	*105,474*	*85,560*
Medium/long-term financing net of current portion	99,215	132,616
Total amounts payable to banks due after one year	*99,215*	*132,616*
Total amounts payable to banks	*204,689*	*218,176*
Of which payable to banks due after five years	-	-

Current account overdrafts and advances include €/000 3,301 (€/000 4,780 in 2003) of payables in US dollars, relative to amounts owed by our US subsidiaries.

Loans include €/000 8,733 (of which €/000 2,492 classified in the current portion) in US dollars and related to amounts owed by our US subsidiaries.

Medium/long-term financing includes the following loans (amounts given in €/000):

Issuing bank	Original amount	Interest rate	Portion of the residual debt due within one year	Portion of the residual debt due beyond one year	Total residual debt
Pool of banks headed by Banco di Verona e Novara	60,000	Euribor+0.65	-	60,000	60,000
Pool of banks headed by Banco di Verona e Novara	41,316	Euribor+0.30	5,165	10,327	15,492
CREDEM	20,000	Euribor+0.50	14,000	6,000	20,000
Bipop-Carire	15,500	Euribor+0.50	6,834	4,334	11,168
Unicredit	10,000	Euribor+0.50	10,000	-	10,000
Other loans		Market	22,302	18,554	40,856
Total			*58,301*	*99,215*	*157,516*

The above loans are secured by mortgages for €/000 4,132.

The loans are granted at a floating rate for €/000 116,858, while the amount of €/000 40,658 is hedged by derivative financial instruments maturing within one year for €/000 5,165 and beyond one year for the remaining €/000 35,493, in correspondence with the due dates of the underlying loans.

Note that on 14 December 2004 the Group subscribed two stand-by loans of an average duration of 4.3 years, for the amount of 120 million euro, with a pool of banks coordinated by S. Paolo IMI and intended to finance possible future acquisitions. The loans are granted at Euribor rate with an 0.65% spread, variable in accordance with certain parameters of the consolidated financial statements. These loans were not utilised in 2004.

Amounts payable to other financial institutions

This item is composed as follows:

	31/12/2004	31/12/2003
	€/000	€/000
Current portion of financial leasing payables	3,318	2,754
Other	-	18
Portion due within one year	*3,318*	*2,772*
Medium/long-term portion of financial leasing payables	25,006	25,762
Other	-	1
Portion due beyond one year	*25,006*	*25,763*
Total amounts payable to other financial institutions	*28,324*	*28,535*
Of which amounts payable to other financial institutions due after five years	*9,541*	*11,611*

These loans are granted at market floating rates.

Accounts payable to suppliers

The decrease is illustrated in the comments on working capital.

The 31/12/2004 balance includes payables in foreign currency for 3,520,226 US dollars.

Taxes payable

This item can be broken down as follows:

	31/12/2004 €/000	31/12/2003 €/000
Substitute tax	-	3,313
Inland Revenue for corporate income tax	2,532	258
Inland revenue for VAT	1,038	49
Inland revenue for IRPEF (personal income tax) as withholding agent	2,372	2,063
Other	112	399
Total tax payables	*6,054*	*6,082*

2003 substitute tax refers to the capital gains made by the Parent Company further to the sale of several investments to subsidiary IP Cleaning S.p.A. and the substitute tax on the capital gain arising from the transfer of the Teknova line of business to IP Cleaning.

The payables to the inland revenue for corporate income taxes are net of prepayments and withholding taxes.

Other payables

This item can be broken down as follows:

	31/12/2004 €/000	31/12/2003 €/000
Accounts payable to employees in respect of salaries and staff severance indemnities	4,293	3,464
Holidays accrued but not taken	1,989	2,201
Other payables to personnel	790	1,001
Directors' remuneration	1,165	1,131
Statutory auditors' remuneration	242	289
Customer debit balance	515	467
Payables related to the acquisition of investments	-	258
Other payables	1,798	1,079
Total other payables	*10,792*	*9,890*

Accrued expenses and deferred income

This item can be broken down as follows:

	31/12/2004	31/12/2003
	€/000	€/000
Accrued expenses for payable interest	967	1,424
Insurance policies	1	133
State capital grants	94	103
Other	207	523
Total accrued expenses and deferred income	*1,269*	*2,183*

MEMORANDUM ACCOUNTS

Memorandum accounts can be broken down as follows:

	31/12/2004	31/12/2003
	€/000	€/000
Security pledges	4,132	4,132
Guarantees obtained in respect of VAT reimbursements	16,096	12,748
Guarantees issued by third parties in favour of the sellers of investments	175	258
Guarantees granted in favour of non-consolidated subsidiaries	-	1,750
Forward purchase commitments for raw materials	5,987	2,772
Commitments for forward currency contracts	44,288	75,511
Commitments to purchase fixed assets	260	2,193
Other minor guarantees	3,188	3,961
Total	*74,126*	*103,325*

The reduction of forward commitments for currency contracts is mainly due to the fact that in 2003 the amount included purchase commitments of €/000 27,920 and sale commitments of the same amount which consequently cancel each other out, relative to derivative financial instruments originally subscribed to cover a forecast influx of dollar revenues which were subsequently neutralised by signing commitments having the opposite sign.

We also draw your attention to the following commitments for the purchase of minority shares of investments already controlled, on the basis of the results achieved by the companies concerned:

Company	Percentage to acquire	Timeframe
Pulex S.r.l.	14%	Approval of 2004 financial statements
Sit S.p.A.	2%	Approval of 2005 financial statements
Muncie Power Products Inc.	15.13%	Approval of 2005 financial statements

INCOME STATEMENT

Before passing on to analyse the single items, please note that the remarks on the general performance of costs and revenues are, in accordance with par. 1 of art. 2428 of the Italian Civil Code, given in the Board of Directors' Report.

In addition, the analytical explanation of the positive and negative income components in the Income Statement and the previous remarks on the items of the balance sheet make it possible to limit the following comments to the main items only.

Sales and other revenues

Revenues from the sale of goods and services

This item can be broken down as follows:

By business sector	31/12/2004 €/000	%	31/12/2003 €/000	%	% increase/ decrease
Cleaning sector	336,534	63	324,601	65	+3.7%
Hydraulic sector	135,690	25	116,815	23	+16.2%
Industrial sector	60,962	12	57,956	12	+5.2%
Total	*533,186*	*100*	*499,372*	*100*	*+6.8%*

By geographical area	31/12/2004 €/000	%	31/12/2003 €/000	%	% increase/ decrease
Italy	105,376	20	104,537	21	+0.8%
Rest of Europe	154,178	29	148,112	30	+4.1%
North America	210,029	39	192,488	38	+9.1%
Pacific Area	27,495	5	23,422	5	+17.4%
Rest of the World	36,108	7	30,813	6	+17.2%
Total	*533,186*	*100*	*499,372*	*100*	*+6.8%*

Other revenues and income

Other revenues and income are basically composed of miscellaneous charges to suppliers, chargebacks for packing, rent receivable, capital gains from the sale of fixed assets relating to routine administration, and contingent assets of a recurring nature.

Cost of production

Costs for raw materials, consumables and supplies

This item totals €/000 260,662. For details of this item we invite you to refer to the Board of Directors' Report.

Costs for services

This item can be broken down as follows (amounts given in €/000):

	31/12/2004	31/12/2003
	€/000	€/000
Electricity, water, gas	3,204	3,316
Telephone	1,709	1,512
External manufactures	40,791	42,105
Costs relating to listing on the stock market	333	361
Consulting services	4,039	3,397
Price lists and catalogues	722	319
Interim work	3,186	4,796
Miscellaneous services	5,081	4,512
Maintenance and repair work	4,288	3,829
Transport	7,660	7,175
Commissions	9,105	9,066
Travel expenses	2,637	2,257
Advertising, trade shows and exhibitions	4,627	4,592
Directors' remuneration	6,120	4,740
Board of statutory auditors' remuneration	364	337
Insurance policies	3,973	3,429
Sundry industrial costs	2,813	2,136
Miscellaneous costs	6,007	4,940
Total costs for services	*106,659*	*102,819*

The remuneration of the directors and statutory auditors of the Parent company Interpump Group S.p.A. for performing these functions also in other companies in the consolidation basis is respectively €/000 390 and €/000 55, as illustrated by the detailed analysis with names given in the notes to the Parent Company's financial statements.

Personnel costs

The cost of labour, excluding capitalised R&D costs, was €/000 88,654 in the year ending on 31 December 2004 (€/000 87,822 on an equal consolidation basis) and €/000 85,394 as at 31 December 2003 (again net of capitalisations), with an increase of 2.8% like for like, despite a reduction in the average number of employees (-28 units), due to the 4.1% rise in per-capita costs, as explained in full in the Board of Directors' Report.

The average number of employees, taking account of the dates of hiring and firing, was as follows:

	Average headcount in 2004	Average headcount in 2003
Executives	59	59
White collar	737	738
Blue collar	1,564	1,566
Total average workforce	*2,360*	*2,363*

Employees at 31/12/2004 numbered 2,292.

Sundry operating costs

This item can be broken down as follows:

	31/12/2004 €/000	31/12/2003 €/000
Entertainment expenses and gratuities	666	447
Association dues	280	275
Bad debts	155	136
Miscellaneous indirect taxes	1,134	1,022
Other	1,555	2,029
Total	*3,790*	*3,909*

Financial income and expense

Financial income

This item can be broken down as follows:

	31/12/2004 €/000	31/12/2003 €/000
Bank interest receivable	578	649
Interest receivable on tax refunds	152	109
Supplier cash discounts	155	147
Other	442	540
Total interest and commissions from other parties and sundry income	*1,327*	*1,445*

Interest and other financial charges

This item can be broken down as follows:

	31/12/2004	31/12/2003
	€/000	€/000
Interest expense on amounts payable to banks for overdrafts and advances	1,406	849
Interest expense on medium/long-term financing	5,823	7,660
Interest expense in respect of leasing	935	1,025
Financial discounts granted to customers	2,352	2,620
Fees and expenses for guarantees	102	118
Other	224	250
Total interest and other financial charges	*10,842*	*12,522*

Exchange rate gains/losses at 31/12/2004 amount to €/000 70 and are made up of €/000 708 of exchange rate gains, of which €/000 648 realised, and €/000 638 of exchange rate losses of which €/000 519 realised.

Adjustments made to financial asset values

This item includes the adjustments in value with the net equity method of investments in non-consolidated subsidiaries and associates.

Extraordinary income and expenses

This item can be broken down as follows:

	31/12/2004	31/12/2003
Income:	€/000	€/000
Capital gains on disposals	184	290
Recovery of taxes for prior financial periods	35	249
Write-back of risks provisions due to surplus	420	407
Other extraordinary income	98	477
Total extraordinary income	737	1,423
Charges:		
Taxes relating to previous years	382	193
Leaving incentives	1,061	197
Allocations for future rental expenses and other costs relative to buildings that are no longer used	212	268
Allocation for other potential liabilities	-	221
Cost of tax contingent amnesty	187	180
Other extraordinary charges	357	546
Total extraordinary charges	2,199	1,605

Taxes

The tax rate was 67.4% (56.8% net of the fiscally non-deductible write-down in the goodwill of General Technology) compared to the 50% of 2003, in which year there was also a fiscal burden that was 2.5 million euro lower due to optimisation operations that cannot be repeated in the context of current tax legislation. If the foregoing extraordinary operations are eliminated for both years, the tax rate assumes a value in the region of 57% for both 2003 and 2004. Considering identical pre-tax profits, income tax charged to the income statement was 5.8 million euro higher.

The reconciliation of taxes calculated on the basis of the nominal rates in force in the different countries and the effective tax burden is a follows:

	31/12/2004	31/12/2003
	€/000	€/000
IRES/IRPEG		
Profit before taxes from the income statement	34,584	34,932
Theoretical taxes at the Italian rate (33% in 2004, 34% in 2003)	11,416	11,876
Effect of the tax rate difference for foreign subsidiaries	67	167
Taxes on dividends	123	-
Reduced taxes due to the write-down of investments	-	(1,598)
Reduced taxes due to the liability of intra-group capital gains to substitute tax due to the transfer of the Teknova line of business to IP Cleaning S.p.A.	-	(798)
Higher taxes due to the fact that deferred tax assets have not been calculated on several losses	266	207
Higher taxes due to amortisation and write-down of non-deductible goodwill	3,893	1,434
Higher taxes as a result of other non-deductible costs	708	719
Higher taxes due to the effect of the change in the tax rate	-	30
Lower taxes due to the surplus of tax credits matured on dividends with respect to the relative taxes	-	(559)
Total IRES/IRPEG	*16,473*	*11,478*
IRAP/Local income taxes		
Profit before taxes from the income statement	34,584	34,932
Theoretical taxes at the Italian rate (4.25%)	1,469	1,477
Effect of the tax rate difference for foreign subsidiaries	190	(391)
Reduced taxes due to the liability of intra-group capital gains to substitute tax due to the transfer of the Teknova line of business to IP Cleaning S.p.A.	-	(215)
Higher taxes for non-deductible payroll costs	2,707	2,735
Higher taxes due to non-deductible financial expenses	337	626
Higher taxes due to amortisation and write-down of non-deductible goodwill	508	208
Higher taxes for non-deductible directors' emoluments	242	196
Higher taxes as a result of other non-deductible costs	177	157
Total IRAP/Local income taxes	5,630	4,793
Write back of the substitute tax prepayment	*1,190*	*1,190*
Total income taxes from the income statement	*23,293*	*17,461*

We hereby inform you that, together with Teknova S.r.l. and Interpump Hydraulics S.p.A., the Parent Company adopted the option for national fiscal consolidation.

Events occurring since the close of the year

No events have occurred since 31 December 2004 such as to make the current consolidated state of assets substantially different from that shown in the consolidated balance sheet on that date or to require adjustments or supplementary notes to the consolidated financial statements.

The reader is referred to the board of directors' report for remarks on events occurring since 31 December 2004.

Supplementary statements

Consolidated Cash Flow Statements

Statement of changes in the consolidated shareholders' equity accounts

Reclassified consolidated balance sheets

Reclassified consolidated income statements

Consolidated Cash Flow Statements

(amounts expressed in thousands of euro)	*31/12/2004*	*31/12/2003*
Net profit for the period	8,396	14,253
Minority interests	2,895	3,218
Non cash items :		
Amortisation and depreciation of intangible and tangible fixed assets	26,804	26,118
Write-down of goodwill	6,443	-
Changes in staff severance indemnities	1,099	822
Changes in the provision for deferred taxation/deferred tax assets	2,995	(929)
Losses (profits) of non-consolidated investments	(296)	202
Losses (gains) from sales of fixed assets	(465)	(330)
Exchange rate (profit) loss on intergroup financing and receivables	-	204
Dividends received	-	(9)
Other write-downs of fixed assets	171	257
Change in other provisions	(41)	(1,194)
Cash flow from operations	*48,001*	*42,612*
Cash flow used to finance net operating working capital	(29,345)	(7,138)
Operating cash flow	*18,656*	*35,474*
Investing activities		
Increase in tangible fixed assets	(14,910)	(17,392)
Increase in intangible fixed assets	(3,135)	(3,845)
Acquisitions of equity investments and lines of business	(1,258)	(20,662)
Change in payables related to the acquisition of investments	(258)	-
Income from the sale of equity investments	5,000	494
Acquisition of treasury stock	-	(3,286)
Proceeds from sales of fixed assets	653	1,710
Other changes	(268)	155
Total cash flow used for investing activities	*(14,176)*	*(42,826)*
Financing activities		
Increase in (repayment of) long-term borrowings	(29,330)	23,284
Increase in (repayment of) shareholder loans	(54)	(209)
Collection (increase) of (in) medium/long-term financial receivables	(121)	(1,329)
Increase in share capital	247	369
Dividends collected from investments valued at equity method	-	327
Dividends paid	(10,574)	(24,914)
Total cash flow obtained through (used in) financing activities	*(39,832)*	*(2,472)*
Total cash flow generated (used)	(35,352)	(9,824)

Consolidated Cash Flow Statements

(amounts expressed in thousands of euro)	*31/12/2004*	*31/12/2003*
Net cash and cash equivalents at the beginning of the period	10,295	19,601
Adjustment :		
Opening net cash and cash equivalents (debt) of companies not consolidated in prior period	(813)	(145)
Net cash and cash equivalents at the beginning of the year	9,482	19,456
Cash flow generated (used)	(35,352)	(9,824)
Exchange differences	120	663
Net cash and cash equivalents at the end of the period	*(25,750)*	*10,295*

Net cash and cash equivalents can be broken down as follows :

	31/12/2004	31/12/2003
Cash on hand and securities	22,390	42,634
Payables to banks due within one year	(105,474)	(85,560)
Adjustments: current portion of medium-term borrowings	58,301	54,645
Accrued interest	(967)	(1,424)
Net cash and cash equivalents	*(25,750)*	*10,295*

STATEMENT OF CHANGES IN THE GROUP SHAREHOLDERS' EQUITY ACCOUNTS

(Amounts expressed in euro thousands)

	Share capital	Legal reserve	Share premium reserve	Reserve for treasury stock in portfolio	Translation differences reserve	Other reserves and profits carried forward	Profit for the year	Total
Balances at 31 December 2002	*43,078*	*8,747*	*29,846*	*29,967*	*(1,520)*	*39,523*	*21,085*	*170,726*
Increase in capital underwritten on 28/02/2003 for stock options	122	-	-	-	-	-	-	122
Distribution of the ordinary dividend	-	-	-	-	-	-	(8,304)	(8,304)
Appropriation of remaining consolidated profits	-	-	-	-	-	12,781	(12,781)	-
Increase in capital underwritten on 31/05/2003 for stock options	247	-	-	-	-	-	-	247
Distribution of special dividend	-	-	(15,089)	-	-	-	-	(15,089)
Increase of reserve for treasury stock held	-	-	-	3,286	-	(3,286)	-	-
Exchange differences on the translation of foreign companies' financial statements.	-	-	-	-	(4,392)	-	-	(4,392)
Net profit for the period	-	-	-	-	-	-	14,253	14,253
Balances at 31 December 2003	*43,447*	*8,747*	*14,757*	*33,253*	*(5,912)*	*49,018*	*14,253*	*157,563*
Increase in subscribed capital on 28/02/2004 for stock options	247	-	-	-	-	-	-	247
Distribution of dividends by the Parent Company	-	-	-	-	-	(210)	(8,900)	(9,110)
Appropriation of remaining consolidated profits	-	-	-	-	-	5,353	(5,353)	-
Exchange differences on the translation of foreign companies' financial statements.	-	-	-	-	(1,972)	-	-	(1,972)
Net profit for the period	-	-	-	-	-	-	8,396	8,396
Balances at 31 December 2004	*43,694*	*8,747*	*14,757*	*33,253*	*(7,884)*	*54,161*	*8,396*	*155,124*

RECLASSIFIED CONSOLIDATED BALANCE SHEETS

(amounts expressed in thousands of euro)	*31/12/2004*		*31/12/2003*	
Trade receivables	96,200		83,927	
Inventories	107,344		100,546	
Prepayments and accrued income within one year	2,514		2,478	
Other receivables, net of deferred tax assets	13,075		14,300	
Trade payables	(75,035)		(85,685)	
Tax payables within one year	(6,054)		(6,082)	
Other current payables net of payables for acquisition of investments	(15,154)		(13,767)	
Accrued expenses, net of interest charges	(302)		(759)	
Net working capital	*122,588*	*31.9%*	*94,958*	*25.0%*
Tangible fixed assets	105,928		105,495	
Goodwill	121,605		136,929	
Treasury stock	33,253		33,253	
Other financial fixed assets	5,548		11,092	
Other non current assets	24,404		23,090	
Provisions for risks and charges	(12,225)		(9,057)	
Staff severance indemnities	(16,838)		(15,739)	
Payables for acquisition of investments	-		(258)	
Other non current liabilities	(253)		(350)	
Total net fixed assets	*261,422*	*68.1%*	*284,455*	*75.0%*
Total capital employed	*384,010*	*100.0%*	*379,413*	*100.0%*
Financed by:				
Share capital	43,694		43,447	
Retained earnings	103,034		99,863	
Profit for the period	8,396		14,253	
Total shareholders' equity for the Group	155,124		157,563	
Minority interests	17,242		16,234	
Total consolidated shareholders' equity	*172,366*	*44.9%*	*173,797*	*45.8%*
Cash on hand	(22,390)		(42,634)	
Payables to banks due within one year	47,173		30,915	
Current portion of medium/long-term financing	61,673		57,424	
Accrued interest	967		1,424	
Total short-term financial indebtedness	87,423		47,129	
Medium/long-term financing	124,221		158,487	
Total net indebtedness	*211,644*	*55.1%*	*205,616*	*54.2%*
Total sources of financing	*384,010*	*100.0%*	*379,413*	*100.0%*

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS

(amounts expressed in thousands of euro)	*31/12/2004*		*31/12/2003*	
Net revenues	535,306	*100.0%*	501,721	*100.0%*
Purchases, net of changes in inventories	(251,366)		(228,118)	
Gross industrial margin	*283,940*	*53.0%*	*273,603*	*54.5%*
Personnel expenses	(88,654)		(85,394)	
Other operating costs	(115,937)		(112,942)	
Gross operating profit	*79,349*	*14.8%*	*75,267*	*15.0%*
Operating amortisation and depreciation and allocations	(17,545)		(16,086)	
Operating profit	*61,804*	*11.5%*	*59,181*	*11.8%*
Amortisation and write-down of goodwill	(16,412)		(9,896)	
Amortisation of the difference in consolidation allocated to buildings	(208)		(208)	
Financial income (charges), net	(7,151)		(8,422)	
Exchange differences	70		(2,719)	
Financial discounts granted to customers	(2,353)		(2,620)	
Adjustment of value of investments according to the equity method and adjustments of financial assets	296		(202)	
Extraordinary income (charges), net	(1,462)		(182)	
Profit before taxes and minority interests	*34,584*	*6.5%*	*34,932*	*7.0%*
Income taxes	(23,293)		(17,461)	
Net profit before minority interests	*11,291*	*2.1%*	*17,471*	*3.5%*
Minority interests	(2,895)		(3,218)	
Net profit for the period	*8,396*	*1.6%*	*14,253*	*2.8%*

Annex A

Interpump Group sector information
(Amounts given in €/000)

	Cleaning		Hydraulic		Industrial		Other		Elimination entries		Interpump Group	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net revenues outside the Group	336,050	324,419	135,731	116,853	60,962	57,964	2,563	2,485	-	-		
Sales between sectors	588	1,218	7	6	9,421	8,661	-	-	(10,016)	(9,885)		
Total net revenues	336,638	325,637	135,738	116,859	70,383	66,625	2,563	2,485	(10,016)	(9,885)	535,306	501,721
Purchases, net of changes in inventories	(172,310)	(159,894)	(62,274)	(53,650)	(23,097)	(20,487)	-	-	6,315	5,913	(251,366)	(228,118)
Gross industrial margin	**164,328**	**165,743**	**73,464**	**63,209**	**47,286**	**46,138**	**2,563**	**2,485**	**(3,701)**	**(3,972)**	**283,940**	**273,603**
% on net revenues	*48.8%*	*50.9%*	*54.1%*	*54.1%*	*67.2%*	*69.3%*					*53.0%*	*54.5%*
Personnel expenses	(47,576)	(46,073)	(25,976)	(23,922)	(15,102)	(15,399)	-	-	-	-	(88,654)	(85,394)
Other operating costs	(85,091)	(85,394)	(19,470)	(16,978)	(15,077)	(14,542)	-	-	3,701	3,972	(115,937)	(112,942)
Gross operating profit (EBITDA)	**31,661**	**34,276**	**28,018**	**22,309**	**17,107**	**16,197**	**2,563**	**2,485**	-	-	**79,349**	**75,267**
% on net revenues	*9.4%*	*10.5%*	*20.6%*	*19.1%*	*24.3%*	*24.3%*					*14.8%*	*15.0%*
Operating amortisation and depreciation and allocations	(10,731)	(9,672)	(3,727)	(3,391)	(3,087)	(3,023)	-	-			(17,545)	(16,086)
Operating profit (EBIT)	**20,930**	**24,604**	**24,291**	**18,918**	**14,020**	**13,174**	**2,563**	**2,485**			**61,804**	**59,181**
% on net revenues	*6.2%*	*7.6%*	*17.9%*	*16.2%*	*19.9%*	*19.8%*					*11.5%*	*11.8%*
Profit from investments valued according to the net equity method	(122)	(477)	433	110	(15)	165	-	-			296	(202)
Amortisation of the consolidation difference attributed to buildings	-	-	(208)	(208)	-	-	-	-			(208)	(208)
Amortisation and write-down of goodwill	(12,788)	(6,410)	(1,565)	(1,420)	(2,059)	(2,066)	-	-			(16,412)	(9,896)
Profit by sector	8,020	17,717	22,951	17,400	11,946	11,273	2,563	2,485			45,480	48,875
Net financial charges											(9,434)	(13,761)
Extraordinary income (charges), net											(1,462)	(182)
Pretax profit											34,584	34,932
Income taxes											(23,293)	(17,461)
Minority interests											(2,895)	(3,218)
Net profit											8,396	14,253

Annex A

Further Information
(Amounts given in €/000)

	Cleaning		Hydraulic		Industrial		Other		Elimination entries		Interpump Group	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Assets by sector	290,559	291,422	117,275	110,662	71,145	77,081	-	-	(2,361)	(1,308)	476,618	477,857
Cash and cash equivalents											22,390	42,634
Treasury stock											33,253	33,253
Total assets											532,261	553,744
Liabilities by sector	84,546	95,102	30,305	24,378	13,876	14,504	-	-	(2,866)	(2,287)	125,861	131,697
Financing											234,034	248,250
Total liabilities											359,895	379,947

TO THE YEAR

	Cleaning 2004	Cleaning 2003	Hydraulic 2004	Hydraulic 2003	Industrial 2004	Industrial 2003
Investments in fixed assets	11,302	14,428	4,354	2,286	2,389	4,523
Amortisation, depreciation and write-downs	23,519	16,082	5,500	5,019	5,146	5,089
Other non-monetary costs	658	550	130	(67)	311	339
ROCE for the sector*	10.2%	12.5%	27.9%	21.9%	24.5%	21.9%

* = (Sector operating profit/assets minus sector liabilities)

Criteria used for sector information

The criteria used to break down revenues, costs, assets and liabilities are set out below.

The value of components and products transferred between sectors is generally the actual sales price between Group companies and is equivalent to the price offered to best clients. Only the Parent Company operates in two sectors: Industrial and Cleaning. In this case, the transfer values correspond to the best customer sale price.

Allocated operating costs include:

- purchases net of changes in inventories;
- personnel costs;
- external manufacturing expenses;
- amortisation/depreciation;
- other operating costs.

Amortisation of goodwill and the consolidation differences allocated to buildings was included in the sector result after operating profit, in line with the reclassified consolidated income statement.

The profits of the non-consolidated subsidiaries and associates were also ascribed to sectors after the operating result.

For the Parent Company, which operates in two business sectors, costs were allocated according to the following criteria:

- purchase and labour costs and external manufacturing expenses were attributed on a specific basis determined with reference to the individual product bases that make up the sectors;
- amortisation/depreciation was allocated on the basis of the hours of production relating to each sector, taking into consideration some plants in which production is destined to a single sector;
- energy consumption and other industrial costs were allocated on the basis of hours of production referring to each sector;
- sales commission, sales transports and commercial wages were allocated on the basis of sales revenues;
- costs incurred for trade fairs and exhibitions as well as for R&D wages were divided equally between the sectors since such costs are related to the two sectors without distinction; accordingly, the allocation criteria adopted is deemed to be the most reasonable one;
- the other operating costs were allocated in proportion to the net revenues.

Assets and liabilities allocated to individual sectors include all the assets and liabilities except for the financial items specified in the statement.

Goodwill and the consolidation difference allocated to buildings were attributed to the sectors depending on the portions actually paid per sector.

For the Parent Company operating in several sectors, assets and liabilities were allocated according to the criteria followed for the allocation of the revenues and costs that generated them, specifically:

- trade receivables were allocated on the basis of sales revenues, since no significant differences in payment days were encountered among the different sectors;
- for the same reason trade payables were allocated on the basis of purchase costs net of changes in inventory, costs for processing carried out by third parties, energy consumption and other external industrial costs;
- inventories were allocated on the basis of their incidence on direct and indirect production costs;
- tangible fixed assets were allocated specifically, depending on whether plants produced output for only one sector or, in the case of plants grouping production for several sectors, on the basis of the hours of production relating to each sector. It should be emphasized that because of the existence of different production lines not relative to a single sector, but rather that can be used in alternative for several different sectors depending on the level of market demand, the attribution of tangible fixed assets and the relative depreciation is variable in each year in accordance with the production levels of each sector;
- goodwill was attributed to the sectors on the basis of the different sectors' sales revenues at the time of the acquisition that generated it;
- amounts payable to employees and staff severance indemnities were allocated in line with the criteria adopted for the allocation of personnel costs.

Investments valued according to the shareholders' equity method in the consolidated financial statements were divided by sector as follows:

Industrial sector	Cleaning sector	Hydraulic sector
General Pump China Inc.	Soteco Benelux BVBA	PZB Australia Pty Ltd
	Portotecnica S.A.	Syscam Gestion Integrada S.A.
	Western Floor Private Ltd	
	IP Industria e Comercio Ltda	
	Gansow France S.a.r.l.	

Annex B

Intangible fixed assets
(Amounts expressed in euro thousands)

		Opening value	Exchange differences	Increases	Decreases	Write-downs	Reclassifications	Change in the consolidation basis	Closing value
Start-up and capital costs	Cost	1,158	-	1	(598)	(4)	(73)	-	484
	Accumulated amortization	958	-	76	(598)	-	(73)	-	363
	Net Value	*200*	-	*(75)*	-	*(4)*	-	-	*121*
Research, development and advertising costs	Cost	8,554	-	721	(24)	-	(379)	107	8,979
	Accumulated amortization	3,921	-	1,780	(24)	167	(379)	36	5,501
	Net Value	*4,633*		*(1,059)*	-	*(167)*	-	*71*	*3,478*
Industrial patents and intellectual property rights	Cost	804	(8)	135	(63)	-	(105)	-	763
	Accumulated amortization	575	(3)	115	(63)	-	(99)	-	525
	Net Value	*229*	*(5)*	*20*	-	-	*(6)*	-	*238*
Concessions, licenses, trade marks and similar rights	Cost	3,184	(7)	181	(898)	-	168	-	2,628
	Accumulated amortization	2,032	-	534	(898)	-	99	-	1,767
	Net Value	*1,152*	*(7)*	*(353)*	-	-	*69*	-	*861*
Goodwill	Cost	196,056	-	1,088	-	(9,679)	-	-	187,465
	Accumulated amortization	59,127	-	9,969	-	(3,236)	-	-	65,860
	Net Value	*136,929*	-	*(8,881)*	-	*(6,443)*	-	-	*121,605*
Assets under construction and advances	Cost	*74*	-	*1,633*	*(17)*	-	*(63)*	-	*1,627*
Other intangible assets	Cost	5,114	(108)	464	(795)	-	(98)	64	4,641
	Accumulated amortization	2,898	(52)	545	(734)	-	(78)	27	2,606
	Net Value	*2,216*	*(56)*	*(81)*	*(61)*	-	*(20)*	*37*	*2,035*
Total Intangible fixed assets	Cost	214,944	(123)	4,223	(2,395)	(9,683)	(550)	171	206,587
	Accumulated amortization	69,511	(55)	13,019	(2,317)	(3,069)	(530)	63	76,622
	Net Value	*145,433*	*(68)*	*(8,796)*	*(78)*	*(6,614)*	*(20)*	*108*	*129,965*

Annex C

Tangible fixed assets
(Amounts expressed in euro thousands)

		Opening value	Exchange differences	Increases	Decreases	Write-downs	Reclassifications	Change in consolidation basis	Closing value
Land and buildings	Cost	71,729	(260)	2,412	(1)	-	11,332	-	85,212
	Revaluations	3,630	-	-	-	-	-	-	3,630
	Accumulated depreciation	18,592	(153)	2,281	-	-	-	-	20,720
	Accumulated depreciation on revaluation	1,762	-	111	-	-	-	-	1,873
	Net Value	*55,005*	*(107)*	*20*	*(1)*	-	*11,332*	-	*66,249*
Plant and machinery	Cost	67,232	(598)	5,774	(1,440)	-	547	5	71,520
	Accumulated depreciation	45,251	(329)	5,179	(1,352)	-	15	1	48,765
	Net Value	*21,981*	*(269)*	*595*	*(88)*	-	*532*	*4*	*22,755*
Industrial and commercial equipment	Cost	46,510	(438)	3,596	(269)	-	1,034	100	50,533
	Accumulated depreciation	35,468	(293)	4,340	(257)	-	477	62	39,797
	Net Value	*11,042*	*(145)*	*(744)*	*(12)*	-	*557*	*38*	*10,736*
Other tangible assets	Cost	18,662	(399)	1,622	(897)	-	(404)	277	18,861
	Accumulated depreciation	13,751	(294)	1,874	(695)	-	(492)	82	14,226
	Net Value	*4,911*	*(105)*	*(252)*	*(202)*	-	*88*	*195*	*4,635*
Assets under construction and advances	Cost	12,556	(21)	1,526	(19)	-	(12,489)	-	1,553
Total Tangible fixed assets	Cost	216,689	(1,716)	14,930	(2,626)	-	20	382	227,679
	Revaluations	3,630	-	-	-	-	-	-	3,630
	Accumulated depreciation	113,062	(1,069)	13,674	(2,304)	-	-	145	123,508
	Accumulated depreciation on revaluation	1,762	-	111	-	-	-	-	1,873
	Net Value	*105,495*	*(647)*	*1,145*	*(322)*	-	*20*	*237*	*105,928*



KPMG S.p.A.
Revisione e organizzazione contabile
Via Andrea Costa, 160
40134 BOLOGNA BO

Telefono 051 4392511
Telefax 051 4392599
e-mail it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
Interpump Group S.p.A.

1 We have audited the consolidated financial statements of Interpump Group S.p.A. and subsidiary companies (Interpump Group) as at and for the year ended 31 December 2004. These consolidated financial statements are the responsibility of the parent company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Reference should be made to the report dated 19 March 2004 for our opinion on the prior year consolidated figures which are presented for comparative purposes as required by law.

3 In our opinion, the consolidated financial statements of Interpump Group as at and for the year ended 31 December 2004 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the group.

Bologna, 21 March 2005

KPMG S.p.A.

(Signed on the original)

Luca Ferranti
Director of Audit

Report of Board of Directors of Interpump Group S.p.A. at 31 December 2004

INTERPUMP GROUP S.p.A.
Registered office: S. Ilario d'Enza (RE)
Via E. Fermi, 25
Share Capital: € 41,558,535.20 fully paid-up
Reggio Emilia Court - Company Register no. 117217
Tax code 11666900151
VAT No. 01682900350

Board of Directors' Report for the year ending 31 December 2004

The year closed on 31 December 2004 with a net profit of 57.8 million euro (9.5 million euro in 2003) affected by the events described below. As in previous years, the operations of Interpump Group S.p.A. consisted, in addition to ordinary industrial activities, in the drive to optimise the Group's financial flows, and in research activities and the selection of equity investments to acquire with the aim of accelerating the Group's expansion, despite a difficult international economic cycle. Since 1996, the year in which the Group was first listed on the Stock Exchange, a total of eleven acquisitions have been successfully concluded.

The period saw the completion of the process of corporate rationalisation of the Cleaning Sector launched in 2003 with the transfer of the Teknova line of business to IP Cleaning and the merger of IP Floor, incorporated in IP Cleaning S.p.A. In 2004 the Parent Company transferred its investment in Soteco S.p.A. to IP Cleaning, and also conferred its investments in Euromop S.p.A., Pulex S.r.l., Unielectric S.p.A. and SIT S.p.A. to IP Cleaning S.p.A., thereby implementing the process of corporate concentration described more fully in the board of directors' report accompanying the consolidated financial statements. These operations resulted in a intra-group capital gain of 23.5 million euro.

Moreover, the financial statements have been purged of fiscal interference relative to write-downs of investments made purely for tax reasons, which led to higher profits for the period in the amount of €/000 30,304 included under extraordinary income.

Profit after tax for 2004 was also affected by the write-down of the investment in General Technology for 10.6 million euro, including an investment risks provision of 0.6 million euro, set up to cover the balance sheet deficit of our subsidiary company and of REFIN, which holds a 7.5% stake for the reasons illustrated in the notes. A 5.1 million euro write-down of investments was carried out in 2003 for the reasons given in the notes to the 2003 financial statements.

During 2001 plant and machinery were revalued in compliance with the provisions of law 342/2000. As an effect of revaluations carried out, depreciation for 2004 was 1.8 million euro higher (2.4 million euro in 2003). Consequently, to fully understand the figures in the income statement, it must be noted that operating profit for 2004 is reduced in the amount of 1.8 million euro (2.4 million euro in 2003) to take into account the foregoing revaluation, while net profit for the year 2004 was reduced by 1.2 million euro net of the fiscal effect (1.4 million euro in 2003).

Furthermore, for the purposes of fair comparison, we point out that in 2004 dividends from subsidiaries were deliberated for a total of 12.9 million euro, of which only 7.8 million euro collected (11 million euro in 2003 net of tax credit).

1 Profitability

For the remarks given here, we refer to the reclassified financial statements included in the supplementary statements.

Interpump Group S.p.A. has net revenues of 64.2 million euro (2003: 59.5 million euro) with a rise of 7.9%.

An analysis, by sector and by geographical area of revenues for sales and services, omitting all other sources of revenues, is given in the commentary of this item in the notes. In particular, again with reference to the reclassified income statement, the

Industrial Sector has a volume of sales of 50.2 million euro with an increase of 11% with respect to the previous year (45.3 million euro). The Cleaning Sector achieved turnover of 13.2 million euro (13.5 million euro in 2003).

The gross industrial margin was 6.2% higher than in 2003, rising to 43.6 million euro or 68% of net revenues. This percentage was recorded at 69.1% in 2003; the downturn was mainly due to price pressures on the North American market due to the weakening of the dollar against the euro.

Gross operating profit (EBITDA) was lower of 3.6 percentage points than in 2003, mainly due to the fall of the gross industrial margin in percentage terms, as previously illustrated, and the increase in other operating costs.

Personnel costs were up 7.2% against 2003. The average number of employees for the year fell by three. Per capita cost was 8% higher both because of the renewal of the employment contract and a different personnel mix.

Other operating costs were 23.9% higher, or 2.5 million euro because of higher costs for consultants, directors, and statutory auditors, and allocations for maintenance and repairs.

Operating profit for the year totalled 12.4 million euro (12.9 million euro in 2003).

The non-operating components include:

- amortisation of goodwill for 2.6 million euro, referred to the amortisation of merger deficits originating in previous years;
- dividends received from equity investments, as commented earlier;
- net financial charges, which were lower of 1.2 million euro in 2004, because of the fall in the average rate of interest and the expiry of an exchange risk hedging contract with a face value of 31 million euro, as illustrated in the notes under financial charges;
- write-downs of investments described in the notes;
- extraordinary income and charges described in the notes.

2 Capital expenditure

Capital expenditure in tangible fixed assets totalled 5.9 million euro (2.0 million euro in 2003), a figure that includes 5 million euro relative to the purchase of an industrial building from IP Cleaning S.p.A.. The remaining amount is related to the normal renewal and modernisation of plant and equipment.

Intangible fixed assets increased by 1.2 million euro almost entirely because of the costs of product development debited by Interpump Engineering.

3 Financing

Net financial indebtedness at 31 December 2004 amounted to 75.4 million euro (75.2 million euro at 31/12/2003). The following table provides confirmation of the company's ability to generate liquidity:

	2004 €/000	2003 €/000
Opening net cash position	*(75.235)*	*(79.045)*
Cash flow from operations	9,594	10,195
Decrease (increase) in net working capital	(1,574)	(5,716)
Investments in tangible fixed assets and suspended costs in intangible fixed assets	(7,120)	(3,219)
Dividends paid	(9,110)	(23,392)
Increase in capital through stock options	247	369
Acquisition of investments	(258)	(20,455)
Purchase of treasury stock	-	(3,286)
Dividends received	7,839	11,279
Reimbursement (Allocation) of loans granted to subsidiaries	(4,163)	37,718
Proceeds from sales of tangible fixed assets	15	39
Proceeds from sales of investments	5,000	295
Other changes	(672)	(17)
Net cash position at end of year	*(75.435)*	*(75.235)*

4 Relations with subsidiaries and associates

The company also operates through subsidiaries and associates with whom it entertains commercial and financial relationships. These relationships are detailed in the table below (amounts given in €/000):

	Receivables		Revenues	
	31/12/2004	31/12/2003	31/12/2004	31/12/2003
Subsidiaries:				
General Pump Inc.	3,410	2,244	13,043	11,866
IP Cleaning S.p.A.	2,299	3,787	8,762	7,981
Interclean Assistance S.A.	-	(14)	418	341
Unielectric S.p.A.	43	46	110	112
Muncie Inc.	-	-	37	40
General Technology S.r.l.	16	5	22	1
Interpump Engineering S.r.l.	3	1	64	47
Hydrocar Roma S.r.l.	1	9	16	22
SIT S.p.A.	-	2	3	16
Soteco S.p.A.	12	41	35	-
Teknova S.r.l.	5,098	-	-	-
Interpump Hydraulics S.p.A.	856	207	2	7
IP Cleaning España S.L.	17	16	-	-
Western Floor India	-	2	18	2
Total	*11,755*	*6,346*	*22,530*	*20,435*

Receivables from Teknova are relative to the dividend deliberated but not yet collected at year end in the amount of €/000 5,080. Receivables from Interpump Hydraulics refer to the amount due further to the inclusion in the national fiscal consolidation, which will be settled at the time of the payment of taxes next June. Other receivables refer to commercial operations which were conducted at normal market conditions.

	Payables		Costs	
	31/12/2004	31/12/2003	31/12/2004	31/12/2003
Subsidiaries:				
Unielectric S.p.A.	336	390	1.471	1.284
SIT S.p.A.	144	168	414	354
General Technology S.r.l.	49	103	263	239
IP Cleaning S.p.A.	242	58	336	174
General Pump Inc.	140	1	36	10
Teknova S.r.l.	2	-	-	-
Interpump Engineering S.r.l.	176	136	442	4
Western Floor	1	-	-	-
General Pump China	-	-	1	1
Soteco S.p.A.	-	2	-	-
Total subsidiaries	*1,090*	*858*	*2,963*	*2,066*
Associates:				
Transferoil S.p.A.*	-	*27*	-	*93*
Total associates	-	*27*	-	*93*

*=investment disposed of in June 2004.

All the above relations are of a business nature and governed at normal market conditions.

Relationships of a financial nature are the following (amounts given in €/000):

	Loans granted		Interest receivable	
	31/12/2004	31/12/2003	31/12/2004	31/12/2003
Subsidiaries:				
Interpump Hydraulics S.p.A.	-	-	-	357
IP Cleaning S.p.A.	56,000	-	49	610
Muncie Power Products Inc.	-	-	-	41
IP Gansow GmbH	-	500	-	-
Teknova S.r.l.	1,100	150	22	48
Soteco S.p.A.	-	-	-	26
Pulex S.r.l.	-	277	-	-
General Technology S.r.l.	1,000	1,000	30	1
REFIN S.r.l.	140	150	-	-
IP Cleaning España S.L.	-	1,000	32	19
Total	*58,240*	*3,077*	*133*	*1,102*

Loans were granted at the following conditions:

- IP Cleaning S.p.A. Euribor +1 for a loan of €/000 5,000;
- Teknova: Euribor +1;
- General Technology: Euribor + 0.75

Loans to IP Cleaning S.p.A. (for the portion of €/000 51,000 relative to the sale of the investment in Soteco) and REFIN S.r.l. are interest-free.

Financial charges relative to subsidiaries for €/000 218 concern cash discounts granted to several Group companies (€/000 247 in 2003).

There have been no other operations with related parties in the year except for those specified in the remarks on the Directors' remuneration in the notes and charges for legal advice from the firm in which the Chairman works for 295 thousand euro (€/000 210 in 2003).

Finally we draw your attention to the purchase of General Technology S.r.l. shares by a Director of the Parent Company.

5 Other information

The Research Centre (Interpump Engineering S.r.l.) was set up to centralise design and development of new products in the pumps division and in several segments of the Cleaning sector. In 2004 the Centre delivered a new pump for car wash applications, and developed several personalisations of pumps.

Company strategy over the next few years will be focused on continuing with significant levels of investment in research and development in order to assure renewed impetus to well-structured growth. Product research costs sustained through Interpump Engineering were capitalized in accordance with their multi-annual usefulness. In payment for the operations performed, the Interpump Engineering S.r.l. subsidiary charged 1,376 thousand euro, of which €/000 935 capitalised among intangible fixed assets (1,117 thousand euro in 2003).

In addition, as at 31 December 2004 the company held 8,106,240 treasury stock corresponding, on that date, to 9.7% of share capital. The shares were acquired in previous years at an average unit cost of € 4.10.

There were, moreover, no sales of treasury stock and the company has no shares or stakes in parent companies.

In connection with the stock option plans, the composition and mandates of the Board of Directors and the shares of the company and subsidiaries held by the directors, auditors and general managers, we refer you to the board of directors' report provided with the consolidated financial statements.

The company has almost terminated the process of conversion to IAS/IFRS (International Accounting Principles). The related activities consisted in the analysis of the differences between the accounting principles adopted and international accounting principles in drafting the new consolidation manual and the reporting package, and in the training of administrative and management personnel of Group companies. In addition, consolidation software has now been adapted. The main areas of the accounts affected by the application of international accounting principles are the financial statements schemes, the notes, the treatment of treasury stock, the treatment of goodwill, which can no longer be amortised but solely subjected to evaluation, staff severance indemnity, and tangible and intangible fixed assets. Analysis of said effects on shareholder's equity at 1/1/2004 showed that the effect of these adjustments is primarily due to the reduction of shareholders' equity due to the effect of the different treatment of treasury stock. However, in consideration of the development of both IFRS and national legislation concerning the civil and fiscal repercussions of the application of the IFRS principles, further differences may emerge in relation to certain decisions that could stem from the application of the new regulations.

It should be noted that the company is not subject to activities of direction and control.

The company operates in compliance with Legislative Decree D.Lgs 196/03 "Data protection act", having published a programme document concerning security, revised before 31 March each year, and containing the minimum security measures designed to ensure the protection of personal data in observance of individual privacy rights.

6 Events occurring since the close of the year

On 2 February 2005 4,106,240 treasury shares were cancelled, in compliance with the resolution of the meeting on 19 October 2004; the cancellation was designed to maximise value, and optimise the equity structure, reducing the cost of the share capital. This operation resulted in a reduction of 16.8 million euro in shareholders' equity. In addition, this action will make it possible to resume the buy-back plan in the next few months to arrive at 3,992,026 shares in order to channel cash to shareholders in a fiscally efficient manner. This operation forms part of the general strategy of Shareholder value-creation pursued by Interpump Group management.

For information on events occurring after 31 December 2004, readers are referred to the Board of Directors' Report accompanying the consolidated financial statements.

7 Business outlook

Since the close of the year, the current business of the company has continued.

Considering the short span of time since 31 December 2004, also in the light of the short period of time covered by the order portfolio, we do not currently dispose of sufficient information to make forecasts for the trend of the current year.

8 Proposals for the Shareholders' Meeting

We also propose allocating the net profit for the year, corresponding to € 57,809,980, as follows:

- a dividend of € 0.13 for each of the shares in circulation including the right as per art. 2357-ter par. 2 of the Italian Civil Code;
- the remainder to the Extraordinary Reserve, since the legal reserve has now reached the amount of one fifth of the fully paid-up and subscribed share capital;

Further to changes introduced by Legislative Decree D.Lgs 6/2003 and subsequent amendments, especially in relation to the cancellation of fiscal interferences, we propose reclassifying Accelerated depreciation reserves, having a value of 3.134.523,73 euro, and transferring them to the extraordinary reserve.

Milan, 15 March 2005

For the Board of Directors

Mr Giovanni Cavallini

Deputy Chairman and Chief Executive Officer

Financial statements at 31 December 2004 of Interpump Group S.p.A.

INTERPUMP GROUP S.p.A.
Registered office: S. Ilario d'Enza (RE)
Via E. Fermi, 25
Share Capital: € 41,558,535.20 fully paid-up
Reggio Emilia Court - Company Register no. 117217
Tax code 11666900151
VAT No. 01682900350

BALANCE SHEETS

ASSETS

(amounts in euro)	31/12/2004	31/12/2003
Fixed assets		
Intangible fixed assets		
Research, development and advertising costs	1,275,400	1,974,415
Industrial patents and intellectual property rights	-	6,876
Concessions, licenses, trade marks and similar rights	117,646	144,457
Goodwill	29,920,276	32,505,900
Assets under construction and advances	1,145,975	50,458
Others	142,561	216,224
Total	*32,601,858*	*34,898,330*
Tangible fixed assets		
Land and buildings	12,973,454	8,304,921
Plant and machinery	4,764,881	7,549,433
Industrial and commercial equipment	1,033,835	1,061,765
Other fixed assets	320,733	432,099
Assets under construction and advances	338,109	95,287
Total	*19,431,012*	*17,443,505*
Financial fixed assets		
Investments in:		
Subsidiaries	89,605,533	96,911,154
Associated companies	-	4,809,152
Other companies	483,233	483,233
Total investments	*90,088,766*	*102,203,539*
Receivables:		
Non-consolidated subsidiaries		
Due within one year	57,100,000	-
Due after one year	1,140,000	3,076,827
From others		
Due within one year	67,808	118,674
Total financial receivables	*58,307,808*	*3,195,501*
Other securities		
Treasury stock		
(for a total nominal value of € 3,543,914 in 2004)	27,956,742	29,732,543
Total financial fixed assets	*176,353,316*	*135,131,583*
Total fixed assets	*228,386,186*	*187,473,418*

BALANCE SHEETS

(amounts in euro)	*31/12/2004*	*31/12/2003*
Assets forming part of working capital		
Inventories		
Raw materials and supplies	5,577,605	4,485,246
Work in progress and semi-finished products	5,145,935	4,840,529
Finished products and goods	1,576,378	1,508,659
Total	*12,299,918*	*10,834,434*
Receivables		
Trade receivables		
Due within one year	5,000,149	4,433,604
Non-consolidated subsidiaries		
Due within one year	11,755,320	6,346,502
Tax receivables		
Due within one year	715,378	1,630,460
Due after one year	516,550	288,291
Deferred tax assets		
Due within one year	784,127	442,200
Due after one year	1,007,130	1,890,481
From others		
Due within one year	93,507	172,981
Due after one year	4,338	18,574
Total	*19,876,499*	*15,223,093*
Financial assets other than fixed assets		
Treasury Stock (for a nominal value of € 671,330 in 2004)	5,295,899	3,520,098
Total uninvested financial assets	5,295,899	3,520,098
Cash		
Bank and postal accounts	8,316,735	22,657,152
Cash	5,413	4,861
Total	*8,322,148*	*22,662,013*
Total assets forming part of working capital	*45,794,464*	*52,239,638*
Accruals and deferrals		
Other accruals and deferrals		
Due within one year	370,222	329,223
Due after one year	234,024	92,135
Total accruals and deferrals	*604,246*	*421,358*
Total assets	*274,784,896*	*240,134,414*

BALANCE SHEETS

LIABILITIES

(amounts in euro)	*31/12/2004*	*31/12/2003*
Shareholders' equity		
Share capital	43,693,780	43,446,650
Share-premium reserve	14,757,236	14,757,236
Revaluation reserve	8,307,534	8,307,534
Legal reserve	8,746,400	8,746,400
Reserve for treasury stock held	33,252,641	33,252,641
Extraordinary reserve	646,543	360,657
Accelerated depreciation reserve	3,134,524	2,994,830
Profit (loss) for the period	57,809,980	9,536,012
Total shareholders' equity	*170,348,638*	*121,401,960*
Provision for risks and charges		
Retirement benefits and similar rights	318	111
Provisions for taxation including deferred taxes	1,426,522	1,474,978
Other	612,956	221,298
Total	*2,039,796*	*1,696,387*
Staff severance indemnities	*4.441.547*	*4,174,397*
Payables		
Amounts payable to banks		
Due within one year	11,666,667	31,000,000
Due after one year	71,666,666	66,000,000
Advances		
Due within one year	40,391	27,024
Accounts payable to suppliers		
Due within one year	7,695,187	7,761,062
Payable to subsidiaries		
Due within one year	1,090,366	858,452
Payable to associates		
Due within one year	-	26,892
Taxes payable		
Due within one year	1,673,140	2,730,287
Social security charges payable		
Due within one year	834,625	720,515
Other payables		
Due within one year	2,862,655	2,496,607
Due after one year	-	343,071
Total payables	*97,529,697*	*111,963,910*

BALANCE SHEETS

(amounts in euro)	*31/12/2004*	*31/12/2003*
Accruals and deferrals		
Other accruals and deferrals	425,218	897,760
Total accruals and deferrals	*425,218*	*897,760*
Total liabilities	*274,784,896*	*240,134,414*
Memorandum accounts		
Sureties	5.026.598	5,404,826
Total memorandum accounts	*5,026,598*	*5,404,826*

INCOME STATEMENTS

(amounts in euro)	*31/12/2004*	*31/12/2003*
Sales and other revenues		
Revenues from the sale of goods and services	63,706,400	59,051,082
Changes in inventories of work in progress semi-finished and finished products	373,125	(679,643)
Increase on internal work capitalised under fixed assets	20,280	30,931
Other revenues and income	476,853	416,979
Total	*64,576,658*	*58,819,349*
Cost of production		
Raw materials, consumables and supplies	22,033,219	18,293,651
Services	12,508,718	10,010,208
Use of third-party assets	28,451	26,592
Personnel:		
Wages and salaries	9,363,391	8,673,829
Social security charges	3,207,141	3,045,207
Staff severance indemnities	761,744	732,220
Amortisation, depreciation and write-downs:		
Amortisation of intangible fixed assets	3,529,440	3,531,748
Depreciation of tangible fixed assets	3,885,289	4,253,487
Write-down of receivables included under assets forming part of working capital and cash	52,169	50,177
Change in raw materials, consumables and supplies inventory	(1,092,359)	(594,311)
Sundry operating costs	453,001	442,891
Total	*54,730,204*	*48,465,699*
Difference between sales and other revenues and the cost of production	*9,846,454*	*10,353,650*
Financial income and expenses		
Income from investments:		
Dividends from subsidiaries	12,919,612	10,960,464
Dividends from associates	-	318,500
Tax credit on dividends	-	6,344,417
	12,919,612	17,623,381
Other financial income:		
From receivables included under fixed assets:		
Subsidiaries	132,817	1,101,797
	132,817	1,101,797

INCOME STATEMENTS

(amounts in euro)	*31/12/2004*	*31/12/2003*
Financial income other than the above		
Interest and commission from subsidiaries	-	26,485
Interest from other parties and other income	320,534	343,179
	320,534	369,664
Interest and other financial charges		
Interest payable to subsidiaries	(218,383)	(260,982)
Interest and fee expenses paid to others and sundry charges	(4,220,536)	(6,226,752)
Foreign exchange gains (losses)	(39,822)	(220,572)
Total financial income (charges)	8,894,222	*12,386,536*
Adjustments made to financial asset values		
Write-downs		
Of investments	(10,692,943)	(5,122,000)
Extraordinary income and expenses		
Income	53,971,583	288,874
Expenses	(301)	(110,561)
Total extraordinary items	*53,971,282*	*178,313*
Profit for the period before taxes	62,019,015	*17,796,499*
Income taxes for the period		
Current taxes	(3,716,068)	(9,592,162)
Deferred and prepaid taxes	(492,967)	1,331,675
Total income taxes for the period	*(4,209,035)*	*(8,260,487)*
Net profit for the period	57,809,980	*9,536,012*

Notes to the financial statements at 31 December 2004

1 Introduction and nature of the business

At 31 December 2004 the structure of Interpump Group was as illustrated in the Board of Directors' Report provided with the consolidated financial statements.

Interpump Group S.p.A. directly manufactures and sells high and very high pressure plunger pumps and certain of their components, professional high-pressure washers and high-pressure washers for the domestic sector.

The business is organised in two sectors:

- Industrial Sector: this includes high and very high-pressure plunger pumps and ceramic plungers, components considered of strategic importance; these pumps are the main component of professional high-pressure washers and are also used for a wide range of industrial applications which include forced lubrication of machine tools, inverted osmosis plants for the desalinisation of water and equipment for cutting solid materials.
- Cleaning Sector: this comprises high-pressure washers for professional users to wash industrial equipment, farm implements, vehicles, boats, stalls, etc. and portable high-pressure washers for home or hobby use.

The reader is referred to the board of directors' report provided with the consolidated financial statements for an analysis of the Group's activities and the nature of the business.

The year to 31 December 2004 closed with a net profit of 57.8 million euro (9.5 million euro in 2003) substantially affected by the following events, as explained in full in the Board of Directors' Report:

- the transfer and sale of investments to subsidiary IP Cleaning S.p.A., leading to the emergence of a capital gain of 23.5 million euro;
- purging of fiscal effects concerning the write-down of investments carried out in previous years, in application of the currently abrogated 2nd paragraph of Civil Code article 2426 which led to the emergence of extraordinary income of 30.3 million euro. The fiscal effect has not been considered on the write-downs of investments because the relative fiscal benefits obtained in previous years are considered to have been acquired permanently, since the company does not intend to dispose of the only investment that has been written down in the past two years, nor contemplating distributing said profit so as to generate tax liability;
- the write-downs of investments in General Technology and REFIN S.r.l resulted in a cost of 10.7 million euro.

Pursuant to Legislative Decree D.Lgs. 24 February 1998, no. 58 the financial statements have been audited. The Audit Report has been attached to the financial statements.

Pursuant to art. 25 of Decree Law D.L. 127/91 and in consideration of the importance of the item "investments in subsidiaries", the Group's consolidated financial statements have been drawn up and presented at the same time as the financial statements of the Parent Company. The reader should refer to these for fuller information on the Group.

It should be noted that the company is not subject to activities of direction and control.

2 Accounting principles and valuation criteria

The financial statements of Interpump Group S.p.A. were drawn up in accordance with the provisions of current legislation, interpreted and integrated by the accounting principles stated by the "Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri" (National Councils of Certified Public Accountants) and, when not sufficient, by those established by the International Accounting Standards Board (IASB), with the approval of the Board of Statutory Auditors when required. In order to provide complete and detailed information, the cash flow statement, the statement of changes in shareholders' equity, the reclassified balance sheet and income statement included in the Supplementary Statements are shown. The financial statements at 31 December 2004 were drafted in euro, while the Board of Directors' Report and the notes are drafted in thousands of euro.

The accounting principles adopted, the most important of which are illustrated here below, are identical to those utilised for the financial statements as at 31 December 2003, presented here for the sake of comparison, except for the matters illustrated below concerning adaptation to comply with revised company law.

For the purposes of preparation of the financial statements at 31 December 2004 the provisions of company law reform (Legislative Decree D.Lgs. no. 6/2003) were applied, involving, in addition to other matters, the necessary adaptation of the financial statements. Therefore, as required by the new legislation interpreted by document no. 1 issued by O.I.C. (Italian accounting authority), steps were taken to eliminate fiscal interferences, as commented above.

Intangible fixed assets

These are recorded at cost and are shown net of accumulated amortisation, calculated on a straight-line basis and with reference to their estimated remaining useful life.

In particular, the amortisation charges applied were the following:

- Goodwill: represents the portion of the deficit arising from the mergers effected during previous financial periods and allocated to goodwill, also on the basis of an independent expert's opinion and relative to the greater value paid in this regard upon the acquisition of Interpump Group S.p.A. and the other companies incorporated. Goodwill is amortised over 20 years, a period deemed to adequately reflect its economic usefulness on the basis of market observation and of expectations concerning corporate longevity and development which led this greater value to be acknowledged when the Interpump Group, active in a sector in which no rapid or sudden changes in technology or production are foreseen, was acquired; this consideration led us to assume that the Interpump Group will be able to maintain for a long time the competitive positions it has attained. The adopted amortisation period, in line with considerations made and valuations carried out at the time the Interpump Group was acquired, complies with the period indicated in the Accounting Principles established by the National Councils of Certified Public Accountants and by the International Accounting Standards.

- The costs of research and development referring to the innovative process of the Research Centre (Interpump Engineering S.r.l.) are capitalised and amortised in the estimated period of useful life (generally 5 years) of the products to which they refer. In contrast, research and development costs relating to product customisation and the routine work of the engineering departments are ascribed to the income statement when they occur.
- All other intangible asset items are amortised over a 5-year period, with the exception of patents which are amortised over 3 years.

If at any time during the amortisation period such capitalised costs are no longer deemed to retain any future utility, they are posted to the income statement.

Tangible fixed assets

These are recorded at their cost of acquisition or production and are increased by revaluations carried out in compliance with the various monetary revaluation laws or as allocations carried out in respect of deficits arising from mergers. They are shown net of accumulated depreciation, which is systematically calculated on a straight-line basis according to the following rates:

- Real estate	3%
- Plant and machinery	10%- 16%
- Industrial equipment	25%
- Other assets	12%-25%

These rates are the ordinary ones established by fiscal regulations and are deemed adequate to reflect the remaining useful economic-technical life of the assets they relate to. For assets purchased during the financial period, rates were reduced by 50% since these assets were used in the production process, on average, only for half the period.

Accelerated depreciation amounts are charged exclusively as a reduction at the time of the submission of the income tax return; in addition, deferred taxes associated with accelerated depreciation are set aside in accordance with the accrual accounting principle.

Assets with a unit value of less than 516 euro were completely depreciated in the year in which they were purchased, in consideration of their limited significance.

Pursuant to art. 10 no. 72 of 19 March 1983, we point out that no monetary or economic revaluations other than those mentioned above were carried out nor were there any departures from the contents of art. 2423 and art. 2423 bis of the Italian Civil Code.

Tangible fixed assets under construction are valued at cost and are depreciated starting from the financial year in which they become operational.

Maintenance and repair costs are charged to the income statement relating to the period in which they were incurred, or capitalised if they increase the value or the useful life of assets.

If, at the close of the year, the value determined by the above method is permanently higher than the economic value of the asset, its value is adjusted by means of a specific write-down. When the conditions for said write-down cease to exist, the original value is fully or partially restored.

Investments

Investments are valued according to the cost method. The cost is determined by the cost of purchase or subscription, increased by the allocation of a portion of the merger deficit made on the basis of an independent survey.

Should permanent losses in value arise at the close of the year in comparison to the value determined according to the above method, the investment will be accordingly written down in accordance with art. 2426 1st par. no. 3 of the Civil Code. If, at a later date, the reasons for such write-downs cease to exist, the original value will be fully or partially restored.

Dividends are recorded at the time they are deliberated by the Shareholders' Meeting.

Dividends relating to the distribution of profits generated prior to the date of acquisition of the investments are charged as a reduction in value of the investment.

Treasury stock

The treasury stock assigned to the beneficiaries of the stock option plan is classified under assets forming part of working capital, and is valued at the lower amount between cost and market, as represented by the exercise price of the shares. The other treasury stock is classified under financial fixed assets because no transfer is planned in the short term and it is valued at cost, adjusted, if necessary, in the event of permanent loss of value.

Pursuant to current legislation, a "Reserve for treasury stock held" was established in the shareholders' equity item.

Inventories

Inventories are valued at the lower of purchase or production cost and their correspondent market value.

The average cost method, inclusive of accessory charges and weighted with the value of opening inventory balances, was applied in determining the cost of raw materials.

In the case of goods produced internally, the cost of production includes the cost of raw materials, external work carried out, utilities, directly related labour costs as well as general production and industrial costs in an amount reasonably attributable to such products. Financial charges and general overhead expenses are excluded. Moreover, in the case of semi-finished products and work in progress, production cost is determined on the basis of the work process stage they have reached.

For raw materials and work in progress, market value reflects the presumed net realisable value of the correspondent finished products, less the cost of their completion. For finished products it is equal to the presumed net realisable value.

If the inventory contains obsolete or slow turnover materials, they are, if of significant value, written down in relation to their level of utilisation or presumed realisable value. Should the reasons for such write-downs cease to exist, their original value would be fully or partially restored.

Receivables

Accounts receivable are recorded at their presumed realisable value, by means of a specific bad debt provision, which includes the amounts that are deducted directly from said amounts receivable.

The specific portion of the bad debt provision is determined on the basis of an analysis of the individual accounts receivable that are in doubt, whereas the generic portion is determined on the basis of the historical incidence of losses on receivables. The generic portion is determined to provide for possible losses on accounts receivable recorded in the financial statements that have not yet occurred, but that might occur in the future.

Accruals and deferrals

These are calculated according to the principles of accrual accounting by which costs and revenues must be recorded with reference to the period to which they relate.

Foreign exchange transactions

Foreign exchange transactions are entered into the accounts on the basis of the exchange rates effective on the date the related transactions were carried out; the difference arising from the valuation of foreign currency receivables and payables at the exchange rate effective at the end of the period is charged to the income statement on exchange rate profits/losses. Any net profit is set aside in a dedicated non-distributable reserve under shareholders' equity .

Interest rate hedging operations

Hedging contracts taken out to protect against loan interest rate risks are valued at cost. Any greater or lesser interest payable with respect to the amounts specified on the original loan contract are calculated in accordance with the accrual accounting principle. During the course of 2003 the Group approved a procedure for hedging against currency conversion and exchange rate risks. The procedure, which was approved by the Board of Directors Meeting on 12 November 2003, details the transactions to be hedged and the instruments to be used to provide such coverage. Options included in derivative financial instruments that cannot be classified strictly under the heading of hedging, taken out before the procedure of risk hedging mentioned above, even though they form part of a structured instrument used to hedge against exchange rate risks, are entered at market value.

Provisions for risks and charges

Provisions for risks and charges collect sure or estimated allocations, determined on the basis of reasonable estimates of situations that might generate contingent liabilities.

Staff severance indemnities

Staff severance indemnities reflect liabilities towards all employees for severance indemnities accrued in accordance with current legislation and collective labour contracts.

Payables

These are recorded at their nominal value, which is deemed to adequately reflect their redemption value.

Taxes

Taxes for the year are determined on the basis of a realistic forecast of taxes to be paid, pursuant to current fiscal legislation, and are shown under the item "taxes payable", net of the advances and withholding taxes.

Deferred tax assets, relating to funds recorded in the financial statements with allocations for which conditions for fiscal deductibility have not yet matured, are recorded among amounts receivable from others once their reasonable recovery has been determined.

Deferred tax liabilities are also set aside, based on the time differences, if significant, between civil law income and taxable income.

Costs and revenues

These are recorded in the statements on the basis of the principles of prudence and accrual accounting. Revenues and proceeds, costs and charges are recorded net of returned goods, commercial discounts, rebates and bonuses, as well as net of taxes that are directly linked to the sale of products and services offered.

3 Information regarding balance sheet and income statement items

BALANCE SHEET

Intangible fixed assets

The changes in this item are shown in Annex 1.

Research and development costs are composed of the capitalized costs charged by Interpump Engineering S.r.l. and referred to new product launches, as described in greater detail in the Board of Directors' Report, and are considered to be recoverable in consideration of the sales forecast of the products in question.

Costs incurred for concessions, trade marks, licenses and similar rights mainly comprised costs for the purchase of software licenses.

Goodwill represents the portions of the deficit arising from the merger paid under this name and originating in the merger operations of previous years and allocated to this item on the basis of an independent survey.

Assets under construction are substantially related to product development costs sustained by Interpump Engineering S.r.l. and concerning products that have not yet been placed on sale.

We draw your attention to the fact that no revaluations and/or write-downs have been carried out on intangible fixed assets.

Tangible fixed assets

The change in this item, with a separate specification of the revaluations made in application of special laws and when allocating a merger deficit, is illustrated in Annex 2.

Capital expenditure for the year refers to the acquisition by a subsidiary company of an industrial building, that is no longer required further to the rationalisation operation of the Cleaning Sector, for €/000 5,000 with the remaining amount related to the normal renewal and modernisation of plant and equipment.

Financial fixed assets

Investments

The changes in this item are shown in Annex 3.

As already described in the Board of Directors' Report accompanying the consolidated financial statements, the following changes occurred during the year:

- the sale of the investment in Soteco to IP Cleaning S.p.A. for 51 million euro, on the basis of the outcome of an independent valuation;
- the transfer, again to IP Cleaning S.p.A., of investments in Euromop S.p.A., Pulex S.r.l., Unielectric S.p.A. and SIT S.p.A. for 37.5 million euro on the basis of the evaluation made by an independent expert appointed by the court in accordance with the terms of article 2343 of the Italian Civil Code;
- acquisition of a further 7.5% in the subsidiary General Technology S.r.l., thus arriving at a controlling stake of 92.5% (100% if we include the portion held by REFIN S.r.l.);
- increase in the cost of the investment in REFIN S.r.l. due to the conversion to capital to cover losses of a portion of the interest-free loan granted in previous years;

- the sale of the investment in the associated company Transfer Oil S.p.A. for 5 million euro; this investment was booked at €/000 4,809, a valuation that included €/000 4,492 relative to the allocation of a merger deficit for 1996;
- the revaluation of investments for €/000 30,304 further to the neutralisation of fiscal effects for adaptation to revised company law, as discussed in the Board of Directors' Report ;
- the write-down of the entire value of the investment in General Technology S.r.l. for €/000 10,065. In addition, an investments risk provision was created for €/000 585 to account for the equity deficit of the same company and of REFIN S.r.l. , which holds a 7.5% stake. General Technology was acquired in several tranches, the primary of which was in 1998 when EBITDA totalled 3 million euro (31.1% of net revenues). Subsequently the company's Steam Gun product was copied by a competitor despite the existence of a European patent, and sales began to be eroded by tough competition from Chinese companies. This situation led to a succession of losses over the past three years. It was therefore decided to convert the company to production of accessories for high and very high-pressure pumps. Since the profitability of the new business cannot currently be documented, it was decided to use a cautious approach by writing down the investment.

It is further confirmed that no economic or monetary revaluation, except for the allocation of the merger deficit for €/000 1,777 relative to Teknova (€/000 24,357 at 31/12/2003), has been applied on the investments forming part of the company's assets at 31 December 2004. This change is due to the process of rationalisation of Group companies, which led to the sale and conferment of several equity investments held by the Parent Company to IP Cleaning S.p.A.

The following list shows individual investments in subsidiaries at 31 December 2004 (amounts shown in €/000):

	Registered office	Share capital	Shareholde equity	% stake	Book value at 31/12/2004	Value with the equity method at 31/12/2004	Profit (loss) for the year at 31/12/2004
Subsidiaries:							
Interpump Engineering S.r.l.	Reggio Emilia	76	123	100%	138	136	25
General Pump Inc.	Minneapolis – USA	1,854	4,760	100%	8,903	10,419	(356)
General Technology S.r.l.	Reggio Emilia	780	(479)	92.5%	-	(469)	(648)
Teknova S.r.l.	Reggio Emilia	362	658	100%	6,196	3,063	(156)
IP Cleaning S.p.A.	Vaiano Cremasco (CR)	10,900	59,226	92.34%	49,668	43,048	8,614
Interpump Hydraulics S.p.A.	Nonantola (MO)	2,632	16,739	100%	24,700	49,872	12,778
REFIN S.r.l.	Reggio Emilia	10	(105)	100%	-	(141)	(117)
Total subsidiaries					89,605	105,928	

The share capital of General Pump Companies Inc. is converted at the historic cost of acquisition, while shareholders' equity is converted at the exchange rate of 31 December 2004; the year's profit is converted at the 2004 mean exchange rate, as required by the reference accounting principles.

It was not deemed appropriate to write-down investments for which the valuation according to the equity method was lower than the value recorded in the balance sheet, because the precepts for the concept of a permanent loss in value were not applicable as these are developing companies with an outlook for significant positive results in the future, or in relation to which the relative amounts are negligible.

The stake held in Metalprint S.r.l., classified under other companies, is of 19%.

Financial receivables

The composition of financial receivables is as follows (amounts given in €/000):

	31/12/2004 €/000	31/12/2003 €/000
Financial receivables from subsidiaries (the detail is given in the board of directors' report)	58,240	3,077
Receivables from other companies:		
Other financial receivables	68	119

The increase of financial receivables from subsidiaries is due to loans granted to IP Cleaning S.p.A. for a total of €/000 56,000, of which €/000 51,000 for the acquisition of the investment in Soteco and €/000 5,000 to cover temporary cash requirements, and to Teknova S.r.l. for €/000 950. In contrast, the loans granted to IP Cleaning España S.L. (€/000 1,000), IP Gansow GmbH (€/000 500), and Pulex S.r.l. (€/000 277) were repaid. The loan granted to REFIN S.r.l. was reduced by €/000 10 because it was used to cover losses.

Loans to IP Cleaning S.p.A. (for the portion of €/000 51,000 relative to the sale of the investment in Soteco) and REFIN S.r.l. are interest-free.

The other financial receivables are mainly composed of receivables from the Inland Revenue for the prepayment of IRPEF personal income tax paid on staff severance indemnities, in compliance with the relevant regulations.

Treasury stock

Treasury stock (entered at €/000 27,957 under financial fixed assets and at €/000 5,296 under assets forming part of working capital) was purchased by the controlling company and corresponds, at 31 December 2004, to 9.7% of share capital (8,106,240 shares). The mean book value per share was € 4.10. On the basis of the average prices over the first two months of the year, the book value of treasury stock shares entered under financial fixed assets is lower than the value expressed by the market.

As shown more fully in the Board of Directors' Report, on 2 February 2005 a total of 4.106.240 treasury stock shares were cancelled. The relative shares are stated under financial fixed assets in the present financial statements. The cancellation involved a €/000 16,844 reduction in shareholders' equity, of which €/000 2,135 relative to share capital.

The residual treasury stock, numbering 4,000,000, is at the disposal of the 2002-2005 stock option plan, which envisages the sale of treasury stock to management at the higher amount of book value or market value at the time of allocation. It should be noted, as explained more fully in the Board of Directors' Report, that the first allocation of 1,291,020 shares was made at the prices of € 4.1154 and 4.1021 which are higher than or equivalent to book value at 31/12/2004.

Assets forming part of working capital

An analysis of the working capital is included in the reclassified balance sheet given in the supplementary statements.

Inventories

Closing inventories comprise:

	31/12/2004	31/12/2003
	€/000	€/000
Raw materials and supplies	5,578	4,485
Work in progress and semi-finished products	5,146	4,840
Finished products and goods	1,576	1,509
Total	*12,300*	*10,834*

The increase is primarily due to the policy of stocking up on raw materials to offset future price increases.

We also point out that raw material inventories are quoted net of a write-down provision of €/000 450, of which €/000 150 set aside in the year, to account for materials considered to be obsolete.

Receivables

The receivables of the assets forming part of working capital can be analysed as follows:

Trade receivables

Trade receivables are made up as follows:

	31/12/2004	31/12/2003
	€/000	€/000
Trade receivables	5,197	4,852
Bad debt provision	(197)	(418)
Net trade receivables	*5,000*	*4,434*

Value adjustment changes are as follows (amounts given in €/000):

Balance as at 31 December 2003	*418*
Allocation for the year	52
Write-back due to surplus	(258)
Utilisation for losses	(15)
Balance as at 31 December 2004	*197*

The write-back of the taxed provision was carried out as a contra-entry to the "other revenues" item, because the provision was no longer necessary to cover positions of risk.

There were no foreign currency receivables as at 31 December 2004 nor receivables due after 5 years.

Amounts receivable from Group companies

The detail of the receivables due from Group companies is given in the Board of Directors' Report provided with these financial statements.

Tax receivables

Tax receivables are made up as follows:

	31/12/2004	31/12/2003
	€/000	€/000
Receivables from the inland revenue for VAT	1,204	30
Receivables from the inland revenue for direct taxation	8	1,918
Other receivables from the inland revenue for other taxes	20	-
Total tax receivables	*1,232*	*1,948*

Deferred tax assets

Prepaid taxes (deferred tax assets) are made up as follows:

	31/12/2004			31/12/2003		
	Temporary differences	Rate	Deferred tax assets	Temporary differences	Rate	Deferred tax assets
Investments	3,856	33.00%	1,272	5,196	33.00%	1,714
Inventories	450	37.25%	168	300	37.25%	112
Trade receivables	-	-	-	257	33.00%	85
Provisions for risks and charges	28	33.00%	9	216	33.00%	71
Amounts payable to others	1,036	33.00%	342	1,061	33.00%	351
Total	*5,370*		*1,791*	*7,030*		*2,333*
Prepaid taxes not recorded among fiscal losses	-		-	-		-

Changes in deferred tax assets during the year were as follows:

	Balance at 31/12/2003	Increases	Decreases	Reclassifications	Balance at 31/12/2004
Deferred tax assets due within one year	442	229	(442)	555	784
Deferred tax assets due beyond one year	1,890	56	(384)	(555)	1,007
Total deferred tax assets	*2,332*	*285*	*(826)*	-	*1,791*

Receivables and payables by geographical area

Receivables and payables by geographical area, in accordance with the residence of the creditor/debtor at 31/12/2004, are made up as follows (amounts given in €/000):

	Italy	Rest of Europe	North America	Pacific Area	Rest of the World	Total
Trade receivables gross of the bad debt provision	3,461	555	355	218	608	5,197
Bad debt provision	(197)	-	-	-	-	(197)
Receivables from subsidiaries	66,568	17	3,410	-	-	69,995
Amounts receivable from others	1,386	1	-	-	11	1,398
Total receivables	*71,218*	*573*	*3,765*	*218*	*619*	*76,393*
Amounts payable to banks	83,333	-	-	-	-	83,333
Of which backed by collateral security	-	-	-	-	-	-
Accounts payable to suppliers	7,538	126	-	18	13	7,695
Amounts payable to subsidiaries	949	-	140	-	1	1,090
Other payables	5,023	216	13	66	93	5,411
Total payables	96,843	342	153	84	107	97,529

Amounts receivable from others include all tax receivables and the receivables from others in assets forming part of working capital, plus the entirety of financial receivables from others under fixed assets.

Other amounts payable include advances, tax payables, payables to social security institutes and amounts payable to others.

Cash

We invite readers to refer to the cash flow statement for details of changes in this item.

Accrued income and prepayments

The increase in this item, equal to €/000 183, refers mainly to the allocation of the new non-competition agreement of several Directors, net of the partial repayment of the agreement relative to previous years. The non-competition agreements are discussed in the Board of Directors' Report provided with the consolidated financial statements.

Shareholders' equity

The summary of the changes made in the shareholders' equity accounts is given in the Statement of changes in shareholders' equity included in the supplementary Statements.

Share capital

Share capital is fully paid up and amounted, at 31 December 2004, to €/000 43,694 divided into 84,026,500 ordinary shares with a face value of € 0.52.

During the year option rights were exercised in implementation of the stock option plan that involved a €/000 247 share capital increase.

With regard to the stock option plans we invite you to refer to the Board of Directors' Report presented together with the consolidated financial statements.

Please refer to the heading concerning events after the end of the year with regard to the effects of the cancellation of treasury stock on 2 February 2005.

Accelerated depreciation reserve

During 2004 the accelerated depreciation reserve, which is an integral part of the depreciation provisions solely for the purposes of taxation, was increased by a total of €/000 636 following the allocation of 2003 profit for an amount equivalent to accelerated depreciation entered exclusively in the income tax return, and it was reduced by a total of €/000 496 in relation to the reclassification of this provision to the Extraordinary reserve, for non-deductible economic-technical depreciation amounts and higher taxable capital gains and lower capital losses relative to the disposal of assets on which accelerated depreciation had been calculated in the past. Due to the effect of the new accounting regulations on the annual financial statements and on the basis of the deliberation proposed at the next shareholders' meeting, the accelerated depreciation reserve will be available for distribution.

The components of shareholders' equity are classifiable as follows in relation to their usefulness:

(amounts in €/000)	Amount	Availability for utilisation	Portion available	Taxes payable in case of distribution	Summary of utilisations in the previous three years	
					to cover business losses	for other reasons
Share capital	43,694	B	-	-		
Capital reserves						
Share-premium reserve	14,757	A,B,C	14,757	-	-	15,089
Reserve for treasury stock held	961	-	-	-		
Revaluation reserves	8,308	A,B,C	8,308	1,436		
Total	24,026					
Profit reserves:						
Legal reserve	8,747	B	-	-		
Reserve for treasury stock held	32,292	-	-	-		
Accelerated depreciation reserve	3,134	B	-	-		
Extraordinary reserve	646	A,B,C	646	-	-	1,471
Profit for the period	57,810	A,B,C	57,810	-	-	24,817
Total	102,629					
Non-distributable portion*			(30,691)			
Remaining distributable portion			50,830			

A: for capital increase B: for coverage of losses C: for distribution to shareholders

*= represents the non-distributable portion destined to cover deferred costs that have not yet been amortised and the portion relative to unrealised intra-group capital gains.

Utilisations refer to dividends and reductions of reserves for other causes and do not include transfers between reserves. Specifically, with reference to the changes that have occurred in the previous three years, it is stressed that the use of the share premium reserve refers to the distribution of special dividends, the use of the extraordinary reserve for the distribution of the ordinary dividend for €/000 238 and the allocation to the deferred taxes fund on the initial balance of the 2003 accelerated depreciation provision; finally, the use of the results for the period is relative to the distribution of ordinary dividends.

2004 profit of the Parent Company includes €/000 30,304 of income relative to the neutralisation of the financial statements from fiscal effects. In addition, accelerated depreciation was effected exclusively in the income tax return in the amount of €/000 528, which will bring the depreciation deducted exclusively in the income tax return to €/000 3,663 in 2005. On the basis of tax legislation, said amounts (€/000 30,304 and €/000 3,663) can be freely distributed and are not subject to taxation even in the case of distribution up to the level of the other reserves, with the exception of the legal reserve. At 31 December 2004 this condition was respected and therefore no taxes would be due in the event of distribution of the entire year's profit. However, if it were intended to distribute the entirety of available reserves, taxes of €/000 11,209 would arise in accordance with the most prudential interpretation of article 109 of the direct taxation consolidation law, in addition to the amounts shown in the table.

The reconciliation statement relative to the effects of the tax neutralisation is as follows:

	2004	2003	
	Profit for the period	Profit for the period	Shareholders' equity
As per financial statements	57,810	9,536	121,402
Fiscal interference:			
Write-down of investments	(30,304)	4,702	30,304
Relative deferred taxes*	-	8,705	-
Adjusted balances	27,506	22,943	151,706

* = This amounts corresponds to the theoretical fiscal effects at 31/12/2002, set on this date in reduction of the fiscal interference amount connected to write-downs of investments and posted as an increase of theoretical 2003 profit before neutralisation, since the fiscal benefits obtained in 2003 and in previous years with reference to the foregoing write-downs of investments were acquired on a permanent basis, as explained in the foreword

Provisions for risks and charges

This item can be broken down as follows (amounts shown in thousands of euro):

	Balance as at 31/12/2003	Increases	Decreases	Balance as at 31/12/2004
Provisions for taxation including deferred taxes	1,475	44	(92)	1,427
Exchange rate fluctuation fund	5	-	(5)	-
Other risks and charges	216	585	(188)	613
Total provisions	*1,696*	*629*	*(285)*	*2,040*

For taxes including deferred taxes

With regard to the tax situation we draw your attention to the fact that the years up to 1998 are settled for the purposes of direct taxes, while all years up to 1999 are settled for the purposes of VAT, and that there are no disputes in progress with the tax authorities. The company presented an application for simple integration for the years from 1997 to 2001.

The tax reserve includes the provision for deferred taxes referring to future fiscal charges connected to accelerated depreciation and amounts paid to several directors in relation to non-competition agreements and discussed in the Board of Directors' Report presented together with the consolidated financial statements. This amount has been accounted in accordance with the accrual principle, while in fiscal terms it is deductible in the year of disbursement.

The provision can be divided as follows on the basis of the balance sheet item that generated the deferred taxes in question (amounts in €/000):

	31/12/2004			31/12/2003		
	Temporary differences	Rate	Deferred taxes payable	Temporary differences	Rate	Deferred taxes payable
Tangible fixed assets	3,663	37.25%	1,364	3,631	37.25%	1,352
Accrued income	189	33.00%	62	371	33.00%	123
Total deferred taxes provision	3,852		1,426	4,002		1,475

Provision for other risks and charges

The provision includes an allocation of €/000 28 relative to the market valuation of an option forming part of a structured derivative financial instrument hedging exchange risks which, exclusively for the part relative to the option, does not possess all the necessary characteristics to be considered to be a hedge. The option was cancelled in January 2005.

The provision also incorporates an allocation for risks on investments of €/000 585, as commented under the item "investments".

Staff severance indemnities

This item was affected by the following changes:

	31/12/2004 €/000	31/12/2003 €/000
Opening Balance	4,174	3,898
Portion accrued during the year	762	732
Payments	(494)	(456)
Closing Balance	4,442	4,174

Payables

Amounts payable to banks

Amounts payable to banks are composed of the following medium/long-term loans (amounts given in €/000):

Issuing bank	Original amount	Interest rate	Portion of the residual debt due within one year	Portion of the residual debt due beyond one year	Total residual debt
Pool of banks headed by Banco di Verona e Novara	60,000	Euribor+0.65	-	60,000	60,000
Unicredit	10,000	Euribor+0.50	10,000	-	10,000
CREDEM	6,000	Euribor+0.50	-	6,000	6,000
Bipop-Carire	5,000	Euribor+0.50	1,667	1,667	3,334
BNL	4,000	Euribor+0.30	-	4,000	4,000
Total			11.667	71,667	83,334

Of the foregoing loans, €/000 20,000 is subject to rate risk hedging.

Note that on 14 December 2004 the company subscribed a stand-by loan of an average duration of 4.3 years, for the amount of 60 million euro, with a pool of banks coordinated by S. Paolo IMI and intended to finance possible future acquisitions. The loan is granted at Euribor rate with an 0.65% spread, variable in accordance with certain parameters of the consolidated financial statements. At 31/12/2004 the loan had not been utilised.

The foregoing debts are not secured by guarantees on the company's assets.

Accounts payable to suppliers

Payables in foreign currency at 31 December 2004 totalled $ 7,949.

Amounts payable to Group companies

The detail of the payables to Group companies is given in the Board of Directors' Report provided with these financial statements.

Taxes payable

This item can be broken down as follows:

	31/12/2004	31/12/2003
	€/000	€/000
Substitute tax on capital gains	-	2,381
Inland Revenue for corporate income tax	1,247	-
Inland Revenue for IRPEF (personal income tax) as withholding agent	426	349
Total tax payables	*1,673*	*2,730*

Other payables

This item can be broken down as follows:

	31/12/2004	31/12/2003
	€/000	€/000
Accounts payable to employees for salaries	573	499
Holidays accrued but not taken	469	421
Other payables to personnel	184	96
Customer debit balance	414	374
Statutory auditors' remuneration	114	111
Directors' remuneration	1,086	1,061
Payables related to the acquisition of investments	-	258
Other payables	23	19
Total other payables	*2,863*	*2,839*

Payables for directors' remuneration refer in the amount of €/000 1,036 to the debt for the "loyalty bonus" recognised by the company to several Directors, and in the amount of €/000 50 to the debt matured for the new non-competition agreements. These operations are illustrated in the Board of Directors' report attached to the consolidated financial statements.

There are no payables falling due after more than 5 years.

Accrued expenses and deferred income

Accrued expenses are composed of interest matured on medium-term loans not yet charged at 31.12.2004.

Memorandum accounts

Memorandum accounts can be broken down as follows:

	31/12/2004	31/12/2003
	€/000	€/000
Surety granted to subsidiaries	5,000	5,120
Guarantees issued by third parties to back our payment to acquire investments	-	258
Other sureties	27	27
Total	*5,027*	*5,405*

Surety granted to a subsidiary refers to the surety issued to IP Gansow GmbH to secure a bank loan.

INCOME STATEMENT

Before passing on to analyse the single items, please note that the remarks on the general performance of costs and revenues are, in accordance with par. 1 of art. 2428 of the Italian Civil Code, given in the Board of Directors' Report. In addition, the analytical explanation of the positive and negative income components in the Income Statement and the previous remarks on the items of the balance sheet make it possible to limit the following comments to the main items only.

Sales and other revenues

Revenues from the sale of goods and services

These revenues are summarised as follows (amounts given in €/000):

	31/12/2004	%	31/12/2003	%
By business sector:				
Industrial sector	50,249	79	45,260	77
Cleaning sector	13,151	21	13,464	23
Other income and revenues	306	-	327	-
Total	*63,706*	*100*	*59,051*	*100*
By geographical area:				
Italy	21,086	33	19,618	33
Rest of Europe	16,934	27	15,878	27
Rest of the World	25,686	40	23,555	40
Total	*63,706*	*100*	*59,051*	*100*

The reader is referred to the Board of Directors' Report for remarks on revenues.

Other revenues and income

Other revenues and income are basically composed of rent receivable and non-operating profits arising in the normal course of operations.

Cost of production

Costs for raw materials, consumables and supplies

These costs totalled €/000 22,033, which is 20.4% higher than the previous year, when the figure was €/000 18,294. The increase is due to the higher level of purchases both because of the increase in turnover and because of the higher level of purchases of raw materials made in order to take advantage of favourable conditions.

Costs for services

This item breaks down as follows:

	31/12/2004	31/12/2003
	€/000	€/000
External manufactures	4,272	3,657
Directors' remuneration	3,215	1,892
Board of statutory auditors' remuneration	114	111
Consulting services	1,344	1,117
Commissions	140	123
Maintenance and repair work	849	611
Transport	187	174
Consumption of power, water and gas	649	634
Insurance policies	133	169
Costs relating to listing on the stock market	333	314
Travel expenses	142	144
Trade fairs and exhibitions	178	154
Telephone costs	68	72
Price lists and catalogues	80	102
Sundry industrial costs	115	32
Other service charges	690	704
Total	12,509	10,010

In accordance with art. 32 of the Regulation implementing Decree Law D.L. 24 February 1998 no. 58 governing the issuers of listed securities, the remuneration for directors, the general manager and statutory auditors is as follows (amounts given in €/000):

Directorships or offices of statutory auditor	*Interpump Group S.p.A.*	*Company Subsidiaries*	*Total*
	€/000	€/000	€/000
Directors:			
Sergio Erede	83	-	83
Giovanni Cavallini	1,473	24	1,497
Fulvio Montipò	1,530	366	1,896
Marco Reboa	37	-	37
Giancarlo De Martis	30	-	30
Giuseppe Ferrero	26	-	26
Roberto Tunioli	36	-	36
Total	3,215	390	3,605
Statutory auditors:			
Enrico Cervellera	49	-	49
Maurizio Salom	32.5	-	32.5
Antonio Zini	32.5	55	87.5
Total	114	55	169

The director's remuneration of Fulvio Montipò and of Giovanni Cavallini include also the amounts relative to the non-competition agreements and loyalty bonuses described in the Report of the Board of Director accompanying the consolidated financial statements. In 2004 Giovanni Cavallini received €/000 57 for a position of employment with subsidiary companies (€/000 53 in 2003); Fulvio Montipò also received €/000 67 for the same reason (€/000 64 in 2003). The Group's General Manager, Paolo Marinsek, who joined Interpump Group in November 2004, received €/000 51. The Parent Company's General Manager Giuseppe Bava received a salary of €/000 205 in 2004 (€/000 185 in 2003).

With regard to remuneration received in the form of stock options, we invite you to refer to the Board of Directors' Report presented together with the consolidated financial statements.

Personnel costs

The cost of labour is divided as follows (amounts given in €/000):

	2004 *€/000*	*2003* *€/000*
Wages and salaries	9,363	8,674
Social security charges	3,207	3,045
Staff severance indemnities	762	732
Total	*13,332*	*12,451*

The average number of employees, taking account of the dates of hiring and firing, was as follows:

	2004	*2003*
Executives	9	9
White collar	60	61
Blue collar	263	264
Total	*332*	*335*

Payroll costs increased by 7.1% compared to 31 December 2003, due to the 8% increase in per-capita costs, which were up from the €/000 37.2 of 2003 to €/000 40.2 in 2004.

Sundry operating costs

This item can be broken down as follows:

	31/12/2004	31/12/2003
	€/000	€/000
I.C.I. property tax	135	135
Association dues and duties	63	54
Other taxes	40	33
Entertainment expenses	25	23
Other minor costs	190	198
Total	*453*	*443*

Financial income and expense

Income from investments

Dividends from subsidiaries can be broken down as follows:

	31/12/2004	31/12/2003
	€/000	€/000
Unielectric S.p.A.	-	140
Euromop S.p.A.	765	765
SIT S.p.A.	-	169
Soteco S.p.A.	-	3,200
Teknova S.r.l.	5,080	-
Interpump Hydraulics S.p.A.	6,500	6,250
Pulex S.r.l.	574	437
Total	*12,919*	*10,961*

The dividend of Teknova which, as stated earlier, conferred its line of business to IP Cleaning S.p.A. in 2003, is primarily relative to the realisation of the capital gain on conferment.

Financial income from receivables included under fixed assets

This item totals €/000 133 against the €/000 1,102 of 2003, and is almost entirely related to interest receivable on loans granted to subsidiaries.

Other financial income

	31/12/2004	31/12/2003
	€/000	€/000
Bank interest receivable	314	328
Interest receivable on tax refunds	4	10
Other	2	6
Total	*320*	*344*

Interest and other financial charges

Financial charges can be broken down as follows:

	31/12/2004	31/12/2003
	€/000	€/000
Interest expense on amounts payable to banks for overdrafts and advances	-	103
Interest expense on medium/long-term financing	3,224	4,712
Mark to market valuation of financial instruments	(188)	216
Other bank charges	146	182
Subtotal	*3,182*	*5,213*
Financial discounts granted to customers	1,038	1,014
Total	*4,220*	*6,227*

The significant reduction with respect to last year is due to the reduction in interest rates and the expiry of rate risk hedging contract with a face value of €/000 31,000, negotiated at market conditions at the time of subscription, but subsequently leading to higher interest than the Euribor rate which, as already illustrated, has witnessed a marked reduction over the past two years. In addition, at the end of last year medium term loan contracts were negotiated at better conditions than the conditions of the expiring contracts, which produced benefits during 2004.

The mark to market valuation of derivative financial instruments refer to an option included in a structured financial instrument designed to hedge against rate risks, that failed to comply with all the characteristics necessary for at-cost valuation. This option was cancelled in January 2005.

Foreign exchange gains (losses)

Exchange rate gains totalled €/000 7, of which €/000 2 not realised (€/000 6 in 2003). Exchange rate losses totalled €/000 46, of which €/000 42 not realised (€/000 226 in 2003).

Adjustments made to financial asset values

This item covers write-down of the investment in General Technology S.r.l., as described in the commentary on the "investments" item.

Extraordinary income and expenses

Extraordinary income includes €/000 30,304 relative to the purging of fiscal effects from the financial statements following the elimination of write-downs of equity investments made in previous years in application of the abrogated paragraph 2 of art. 2426 of the Civil Code (see detail in Annex 3) and 23,667 relative to capital gains from the sale/conferment of equity investments. The fiscal effect has not been considered on the purging from the financial statements of write-downs of investments because the relative fiscal benefits obtained in previous years are considered to have been acquired permanently, since the company does not intend to dispose of the only investment that has been written down in the past two years, nor is it planned to distribute said profits in such a way as to generate tax;

Capital gains from sales/conferments of investments can be broken down as follows:

	€/000
Euromop S.p.A.	1,812
Pulex S.r.l.	2,482
Unielectric S.p.A.	1,656
SIT S.p.A.	200
Total capital gains from conferment	*6,150*
Soteco S.p.A.	17,326
Transferoil S.p.A..	191
Total capital gains from sales	*17,517*
Total capital gains	*23,667*

The remarks on the "investments" item contain an analysis of the operations that gave rise to the capital gains.

Income taxes for the period

The reconciliation of taxes calculated on the basis of the nominal rate and the effective tax burden is as follows:

	31/12/2004	31/12/2003
	€/000	€/000
IRES/IRPEG		
Profit before taxes from the income statement	62,019	17,796
Theoretical taxes (rate at 33% in 2004 and 34% in 2003)	20,466	6,051
Lower taxes due to non-taxable dividends	(4,158)	-
Write-back of equity investments due to neutralisation of non-taxable fiscal interferences	(10,000)	-
Capital gains on transfers/conferments of investments in participation exemption	(7,810)	-
Higher taxes due to non-deductible write-downs of equity investments	3,529	143
Higher taxes due to non-deductible goodwill amortisation	853	879
Higher taxes as a result of other non-deductible costs	112	70
Higher taxes due to the effect of the change in the tax rate	-	(46)
Total IRES/IRPEG	*2,992*	*7,097*
IRAP/Local income taxes		
Profit before taxes from the income statement	62,019	17,796
Theoretical taxes (rate 4.25%)	2,636	756
Lower taxes due to non-taxable dividends	(549)	(749)
Write-back of equity investments due to neutralisation of non-taxable fiscal interferences	(1,288)	-
Capital gains on transfers/conferments of investments in participation exemption	(1,011)	-
Higher taxes for non-deductible payroll costs	557	528
Higher taxes due to non-deductible financial expenses	171	222
Higher taxes due to non-deductible goodwill amortisation	110	110
Higher taxes due to non-deductible write-downs of equity investments	454	216
Higher taxes for non-deductible directors' emoluments	137	80
Higher taxes as a result of other non-deductible costs	-	-
Total IRAP/Local income taxes	1,217	1,163
Total income taxes from the income statement	*4,209*	*8,260*

We hereby inform you that, together with Teknova S.r.l. and Interpump Hydraulics S.p.A., the company adopted the option for national fiscal consolidation.

Later events

No events have occurred since 31 December 2004 such as to make the current state of assets substantially different from that shown in the balance sheet on that date or such as to require adjustments or supplementary notes to the financial statements.

The reader is referred to the Board of Directors' Report attached to the consolidated financial statements for the events occurring since the close of the year.

Annex 1

Statement of changes in the intangible fixed assets and related accumulated amortisation (amounts given in €/000):

	Historic cost				Accumulated amortisation				
	Balance at 31 December 2003	Increases in the year	Decreases/ reclassifications of the year	Balance at 31 December 2004	Balance at 31 December 2003	Amortisation in the year	Decreases/ reclassifications of the year	Balance at 31 December 2004	Net intangible fixed assets at 31 December 2004
Start-up and capital costs	2	-	(2)	-	2	-	(2)	-	-
Research, development and advertising costs	3,801	76	-	3,877	1,827	775	-	2,602	1,275
Intellectual property rights	51	-	(20)	31	44	7	(20)	31	-
Concessions, trade marks and licenses	465	-	(11)	454	320	90	(74)	336	118
Goodwill	51,712	-	-	51,712	19,206	2,586	-	21,792	29,920
Assets in progress and advances	50	1,159	(63)	1,146	-	-	-	-	1,146
Others	444	12	(126)	330	228	71	(112)	187	143
Total	56,525	1,247	(222)	57,550	21,627	3,529	(208)	24,948	32,602

Statement of changes in the tangible fixed assets and related accumulated depreciation (amounts given in €/000):

		Opening value	Increases	Decreases	Reclassifications	Closing value
Land and buildings	Cost	11,677	5,019	-	-	16,696
	Revaluations	699	-	-	-	699
	Accumulated depreciation	3,834	331	-	-	4,165
	Accumulated depreciation on revaluation	237	20	-	-	257
	Net Value	8,305	4,668	-	-	12,973
Plant and machinery	Cost	17,048	48	(3)	29	17,122
	Revaluation	10,256	-	-	-	10,256
	Accumulated depreciation	12,748	984	(2)	-	13,730
	Revaluation Accumulated depreciation	7,006	1,877	-	-	8,883
	Net Value	7,550	(2,813)	(1)	29	4,765
Industrial and commercial equipment	Cost	7,019	440	(3)	31	7,487
	Accumulated depreciation	5,957	499	(3)	-	6,453
	Net Value	1,062	(59)	-	31	1,034
Other tangible assets	Cost	1,995	63	(15)	-	2,043
	Accumulated depreciation	1,563	174	(15)	-	1,722
	Net Value	432	(111)	-	-	321
Assets under construction and advances	Cost	95	303	-	(60)	338
Total Tangible fixed assets	Cost	37,834	5,873	(21)	-	43,686
	Revaluations	10,955	-	-	-	10,955
	Accumulated depreciation	24,102	1,988	(20)	-	26,070
	Accumulated depreciation on revaluation	7,243	1,897	-	-	9,140
	Net Value	17,444	1,988	(1)	-	19,431

Statement of changes in investments (amounts given in €/000):

	Balance at 31 December 2003	Write-backs due to neutralisation of fiscal interference	Increases due to acquisitions and payments	Disposals	Conferments to IP Cleaning S.p.A.	Write-downs	Balance at 31 December 2004
Subsidiaries:							
IP Cleaning S.p.A.	5,205	6,963	-	-	37,500	-	49,668
REFIN S.r.l.	32	-	10	-	-	(42)	-
Interpump Engineering S.r.l.	138	-	-	-	-	-	138
Euromop S.p.A.	5,650	7,537	-	-	(13,187)	-	-
Unielectric S.p.A.	11,494	-	-	-	(11,494)	-	-
General Technology S.r.l.	2,177	7,878	10	-		(10,065)	-
Soteco S.p.A.	28,782	4,891	-	(33,673)	-	-	-
Teknova S.r.l.	5,641	555	-	-	-	-	6,196
Sit S.p.A.	1,700	-	-	-	(1,700)	-	-
General Pump Companies Inc.	8,903	-	-	-	-	-	8,903
Interpump Hydraulics S.p.A.	23,569	1,131	-	-	-	-	24,700
Pulex S.r.l.	3,620	1,349	-	-	(4,969)	-	-
Total subsidiaries	*96,911*	*30,304*	*20*	*(33,673)*	*6,150*	*(10,107)*	*89,605*
Associates:							
Transfer Oil S.p.A.	4,809	-	-	(4,809)	-	-	-
Total associates	*4,809*	-	-	*(4,809)*	-	-	-
Other companies:							
Metalprint S.r.l.	483	-	-	-	-	-	483
Total other companies	*483*	-	-	-	-	-	*483*
Total investments	*102,203*	*30,304*	*20*	*(38,482)*	*6,150*	*(10,107)*	*90,088*

Supplementary statements

Cash Flow Statements

Statement of changes in the shareholders' equity accounts

Reclassified balance sheets

Reclassified income statements

CASH FLOW STATEMENTS

(amounts expressed in thousands of euro)	*31/12/2004*	*31/12/2003*
Net profit for the period	57,810	9,536
Non cash items :		
Amortisation and depreciation of intangible and tangible fixed assets	7,414	7,785
Changes in staff severance indemnities	268	276
Changes in provision for deferred taxation/deferred tax asset	493	(1,333)
Change in other provisions	(193)	152
Write-downs of investments	10,693	5,122
Write-back of equity investments due to neutralisation of fiscal interference	(30,304)	-
Capital gains from the sale of equity investments	(23,667)	-
Exchange losses on loans granted in foreign currency	-	221
Losses (gains) from sales of fixed assets	-	(285)
Dividends to the income statement	(12,920)	(11,279)
Cash flow from operations	*9,594*	*10,195*
Cash flow used to finance net operating working capital	(1,574)	(5,716)
Operating cash flow	*8,020*	*4,479*
Investing activities		
Increase in tangible fixed assets	(5,873)	(1,970)
Increase in intangible fixed assets	(1,247)	(1,249)
Acquisition of investments	(10)	(20,455)
Change in payables related to the acquisition of investments	(258)	-
Proceeds from sales of investments	5,000	295
Acquisition of treasury stock	-	(3,286)
Proceeds from sales of fixed assets	15	39
Other changes	(701)	(17)
Total cash flow used for investing activities	*(3,074)*	*(26,643)*
Financing activities		
Increase in (repayment of) long-term borrowings	(13,667)	(3,924)
Collection (increase) of (in) medium/long-term financial receivables	51	(100)
Financing reimbursed by (paid out to) subsidiaries	(4,173)	36,401
Increase in share capital	247	369
Dividends received	7,839	11,279
Dividends paid	(9,110)	(23,392)
Total cash flow obtained through (used in) financing activities	*(18,813)*	*20,633*
Total cash flow generated (used)	(13,867)	(1,531)

CASH FLOW STATEMENTS

(amounts expressed in thousands of euro)	*31/12/2004*	*31/12/2003*
Net cash and cash equivalents at the beginning of the year	21,765	23,296
Cash flow generated (used)	(13,867)	(1,531)
Net cash and cash equivalents at the end of the period	*7,898*	*21,765*

Net cash and cash equivalents can be broken down as follows :

Cash on hand and securities	8,322	22,662
Accrued interest	(424)	(897)
Net cash and cash equivalents	*7,898*	*21,765*

Statement of changes in the shareholders' equity accounts

(amounts expressed in thousands of euro)

	Share capital	Legal reserve	Share premium reserve	Revaluation Reserve	Reserve for treasury stock in portfolio	Reserve for accelerated depreciation	Extraordinary reserve	Profit for the year	Total
Balances at 31 December 2002	*43,078*	*8,747*	*29,846*	*8,307*	*29,967*	-	*2,617*	*10,338*	*132,900*
Constitution of accelerated depreciation reserve on 01/01/03	-	-	-	-	-	3,223	(1,233)	-	1,990
Increase in capital underwritten on 28/02/2003 for stock options	122	-	-	-	-	-	-	-	122
Distribution of the ordinary dividend	-	-	-	-	-	-	-	(8,304)	(8,304)
Allocation of remaining profits	-	-	-	-	-	-	2,034	(2,034)	-
Increase in capital underwritten on 31/05/2003 for stock options	247	-	-	-	-	-	-	-	247
Distribution of special dividend	-	-	(15,089)	-	-	-	-	-	(15,089)
Increase of reserve for treasury stock held	-	-	-	-	3,286		(3,286)	-	-
Write-back of accelerated depreciation at 31/12/2003	-	-	-	-	-	(228)	228	-	-
Net profit for the period	-	-	-	-	-	-	-	9,536	9,536
Balances at 31 December 2003	*43,447*	*8,747*	*14,757*	*8,307*	*33,253*	*2,995*	*360*	*9,536*	*121,402*
Increase in capital underwritten on 31/05/2004 for stock options	247	-	-	-	-	-	-	-	247
Allocation of profit to accelerated depreciation reserve	-	-	-	-	-	636	-	(636)	-
Distribution of the dividend	-	-	-	-	-	-	(210)	(8,900)	(9,110)
Write-back of accelerated depreciation at 31/12/2004	-	-	-	-	-	(496)	496	-	-
Net profit for the period	-	-	-	-	-	-	-	57,810	57,810
Balances at 31 December 2004	*43,694*	*8,747*	*14,757*	*8,307*	*33,253*	*3,135*	*646*	*57,810*	*170,349*

Reclassified balance sheets

(amounts expressed in thousands of euro)	*31/12/2004*		*31/12/2003*	
Trade receivables	11,675		10,780	
Inventories	12,300		10,834	
Prepayments and accrued income within one year	370		329	
Other receivables, net of deferred tax assets	5,889		1,803	
Trade payables	(8,785)		(8,646)	
Tax payables within one year	(1,673)		(2,730)	
Other current payables net of payables to purchase investments	(3,738)		(2,986)	
Accrued expenses. net of interest charges	(1)		(1)	
Net working capital	*16,037*	*6.5%*	*9,383*	*4.8%*
Tangible fixed assets	19,431		17,444	
Goodwill	29,920		32,506	
Treasury stock	33,253		33,253	
Financial fixed assets	148,397		105,399	
Other non current assets	5,228		5,124	
Provision for risks and charges	(2,039)		(1,696)	
Staff severance indemnities	(4,442)		(4,174)	
Payables for acquisition of investments	-		(258)	
Other non current liabilities	-		(343)	
Total net fixed assets	*229,748*	*93.5%*	*187,255*	*95.2%*
Total capital employed	*245,785*	*100.0%*	*196,638*	*100.0%*
Financed by:				
Share capital	43,694		43,447	
Retained earnings	68,846		68,420	
Profit for the period	57,810		9,536	
Total shareholders' equity	*170,350*	*69.3%*	*121,403*	*61.7%*
Cash on hand	(8,322)		(22,662)	
Payables to banks due within one year	-			
Current portion of medium/long-term financing	11,667		31,000	
Accrued interest	424		897	
Total short-term financial indebtedness	3,769		9,235	
Medium/long-term financing	71,666		66,000	
Total net indebtedness	*75,435*	*30.7%*	*75,235*	*38.3%*
Total sources of financing	*245,785*	*100.0%*	*196,638*	*100.0%*

Reclassified income statements

(amounts expressed in thousands of euro)	*31/12/2004*		*31/12/2003*	
Net revenues	64,183		59,468	
Purchases, net of changes in inventories	(20,567)		(18,379)	
Gross industrial margin	*43,616*	*68.0%*	*41,089*	*69.1%*
Personnel expenses	(13,312)		(12,420)	
Other operating costs	(13,043)		(10,530)	
Gross operating profit	*17,261*	*26.9%*	*18,139*	*30.5%*
Operating depreciation and amortisation	(4,828)		(5,199)	
Operating profit	*12,433*	*19.4%*	*12,940*	*21.8%*
Amortisation of goodwill	(2,586)		(2,586)	
Dividends and relating tax credits	12,919		17,623	
Financial income (charges). net	(2,768)		(3,975)	
Financial discounts granted to customers	(1,257)		(1,261)	
Write-downs of investments	(10,693)		(5,122)	
Extraordinary income (charges). net	53,971		178	
Profit before taxes	*62,019*		*17,797*	
Income taxes	(4,209)		(8,261)	
Net profit for the period	*57,810*		*9,536*	

Report of the Board of Statutory Auditors to the Meeting of Shareholders of Interpump Group S.p.A. in compliance with the provisions of art. 2429 of the Italian Civil Code and art. 153 of Legislative Decree D.Lgs. 58/98

Dear Shareholders,

The Board of Statutory Auditors herewith reports to you on its operations in compliance with the requirements of art. 2429 of the Italian Civil Code and art. 153 of Legislative Decree D.Lgs. 58/98, taking account also of the principles of conduct prescribed by the "Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri" (National Councils of Certified Public Accountants) and CONSOB Communications of 6 April 2001 no. DEM-1025564, 20 February 1997, and 27 February 1998 no. 98015375.

1. The Board of Statutory Auditors has been periodically informed by the Directors on the basis of art. 150 of Legislative Decree D.Lgs. 58/98.

The operations of the greatest significance in economic and financial terms performed by the company in 2004 were as follows:

- the completion of the corporate rationalisation operation of the Cleaning sector, through the sale of Soteco to IP Cleaning and the transfer of the investments in Euromop SpA, Pulex Srl, Unielectric SpA and Sit SpA. These operations resulted in an intra-group capital gain of €/ML 23.5, which is recorded among extraordinary income items;

- the so-called purging of fiscal interference relative to write-downs of investments executed purely for tax reasons in previous years. This operation led to higher profits for the period in the amount of €/000 30,304, included under extraordinary income;

- the write-down of the investment in General Technology in the amount of €/ML 10.6, for the reasons described in the supplementary note.

2.1 We found no trace of any atypical and/or unusual transactions conducted with third parties, related parties or intra-group operations carried out by the Company.

2.2 With reference to transactions of an ordinary nature conducted with related parties, the Company:

a) conducted transactions, at market conditions, with various other related parties, as illustrated in heading 11 of the Board of Directors' Report accompanying the consolidated financial statements;

b) has in existence stock option plans aimed at motivating company management (including Directors G. Cavallini and F. Montipò and the General Manager G. Bava) described in detail in the Board of Directors' Report accompanying the consolidated financial statements under heading 10.

2.3 With regard to intra-group transactions, the Directors' report describes the characteristics of commercial and financial relations entertained with subsidiaries and associates; we consider that the relative amounts are congruous and that the operations carried out were in line with the interests of the Company.

3. The Board of Auditors herewith declares that the information provided by the Directors in the Directors' Report with regard to intergroup transactions and operations conducted with related parties constitutes full and accurate disclosure.

4. The independent auditing company KPMG S.p.A. issued its report on 21 March 2005 in compliance with the requirements of art. 156 of Legislative Decree D.58/98, in which it confirms that the company's annual financial statements and consolidated financial statements are correctly set down and provide a clear and fair view of the financial position and results of the company and of the Group. The report contains the following information references:

– the company also draws up the consolidated financial statements;

- so-called fiscal purging has been carried out (see point 1 above).

These facts are illustrated in the Board of Directors' Reports.

We have no specific observations to make on this count, as these are references to information already given in the supplementary note.

5. We have received no complaints pursuant to art. 2408 of the Italian Civil Code.

6. Furthermore, the Board of Statutory Auditors has received no petitions or memoranda.

7. The company awarded the following additional assignments to independent auditing company KPMG S.p.A.:

– consultancy for transition to IFRS accounting principles: €/000 104;

– consultancy with regard to the potential acquisition of a foreign company, which did not take place: €/000 77.5;

– organisational assistance for the Cleaning Sector: €/000 16

8. Assignments have been lodged with the German branch of KPMG S.p.A. relative to a potential acquisition for €/000 229.3.

9. We have expressed our opinions in relation to the remuneration amounts as per art. 2389 no. 3 of the Italian Civil Code, to the appointment to the Auditing Company, and we have expressed our agreement relative to the entry of research costs for €/000 76.

10. A total of 5 meetings of the Board of Auditors were held and 12 meetings of the Board of Directors, all of which were attended by the Board of Auditors;

we also participated in 6 meetings of the Audit Committee and the Shareholders' Meetings of the company.

11. We have verified and monitored, within the scope of our duties, the observance of the principles of correct administration, by means of direct checks and through information gathered from the persons in charge of the various company functions and meetings with representatives of the Independent Auditing Company, arranged with the purpose of assuring the reciprocal exchange of the relevant data and information.

No anomalies or matters to be submitted to your attention have emerged in this context.

12. We have also verified and supervised over, within the limits of our duties, the suitability of the company's organisational structure, in which context we have no matters to submit to your attention.

13. We evaluated the conformity of the Company's internal audit function, verifying the activities and control procedures in place and ensuring that they are adequate.

14. We believe that the administration-accounting system is adequate and reliable for the faithful representation of all aspects of company operations.

15. The company has issued the subsidiaries with the instructions necessary to comply with the disclosure obligations specified by art. 114, par. 2 of legislative decree D.Lgs. 58/98. Said instructions are in compliance with statutory requirements.

16. We have verified, by means of direct checks and by analysing information obtained from the Independent Auditing Company, the full observance of legal requirements concerning the drafting and layout of the annual financial statements, the consolidated financial statements, and the accompanying board of directors' report.

17. With regard to Corporate Governance, the methods of adherence to the Code are described in detail in heading 9 of the directors' report on the consolidated accounts.

18. During our activities of supervision and control no matters emerged such that call for notification to the supervisory authorities or mention in this report.

19. The Board of Statutory Auditors, having acknowledged the results of the financial statements at 31-12-2004, which show a profit of € 57,809,980, raises no objections in relation to the proposal of the Board of Directors for the designation of the year's profits.

S. Ilario d'Enza, 24 March 2005

Enrico Cervellera

Maurizio Saloni

Antonio Zini



KPMG S.p.A.
Revisione e organizzazione contabile
Via Andrea Costa, 160
40134 BOLOGNA BO

Telefono 051 4392511
Telefax 051 4392599
e-mail it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
Interpump Group S.p.A.

1 We have audited the financial statements of Interpump Group S.p.A. as at and for the year ended 31 December 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Reference should be made to the report dated 19 March 2004 for our opinion on the prior year figures which are presented for comparative purposes as required by law.

3 In our opinion, the financial statements of Interpump Group S.p.A. as at and for the year ended 31 December 2004 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the company.

4 We draw your attention to the following matters disclosed in the notes to the financial statements:

4.1 The company holds controlling interests in a number of companies and, in accordance with current legislation, has prepared consolidated financial statements. Such statements are presented in addition to its own financial statements in order to furnish adequate information on the financial position of both the company and the group. We have audited the consolidated financial statements and these (with our audit report thereon) are presented together with the statutory financial statements.

Milano Ancona Bari Bergamo
Bologna Bolzano Brescia Catania
Como Firenze Genova Lecce
Napoli Novara Padova Palermo

Società per azioni
Capitale sociale
Euro 5.222.011,95 i.v.
Registro Imprese Milano e
Codice Fiscale N. 00709600159
R.E.A. Milano N. 512867

4.2 Following the new regulations governing financial statements introduced by Legislative decree no. 6 of 17 January 2003, the company has eliminated the fiscally-driven adjustments made in previous years to the value of certain investments in subsidiaries which, from 1 January 2004, are no longer allowed. The effects of such change have been taken to the profit and loss account under extraordinary income and are described in the notes to the financial statements.

Bologna, 21 March 2005

KPMG S.p.A.

(Signed on the original)

Luca Ferranti
Director of Audit


INTERPUMP GROUP

2004 RESULTS


INTERPUMP

INTERPUMP GROUP

2004 RESULTS






Index

page 6	Letter to the Shareholders
page 8	Interpump Group Structure
page 11	Financial Highlights of Interpump Groups
page 15	Reclassified Consolidated Financial Statements
page 19	Consolidated Cash Flow Statements
page 23	Comments on the Group's activity as at December 31, 2004
page 41	Independent Auditor's Report







Board of Directors

Chairman	Sergio Erede
Deputy Chairman and Chief Executive Officer	Giovanni Cavallini
Executive Officer	Fulvio Montipò
Non-executive Director	Giancarlo De Martis
Non-executive Director	Giuseppe Ferrero
Independent Director	Marco Reboa
Independent Director	Roberto Tunioli

Board of Statutory Auditors

Chairman	Enrico Cervellera
Statutory Auditor	Maurizio Salom
Statutory Auditor	Antonio Zini

Independent Auditors

KPMG S.p.A

Interpump Group S.p.A: Head Office: Sant'Ilario d'Enza (RE) Via E. Fermi, 25
Share Capital: Euro 41.558.535,20 wholly paid up
Court of Reggio Emilia - Companies Register n°117217
Tax Code 11666900151 - VAT Number 01682900350

Letter to the Shareholders

Dear Shareholders,

2004 was characterised by a macroeconomic situation that saw sustained recovery of the US economy, confirming the trend of the second half of 2003, while the European economy was sluggish for the first six months with the first hesitant signs of an upturn appearing in the second half of the year.
Despite the difficulties connected with the weakening dollar, which had a negative influence on sales in the amount of 16.5 million euro, on EBIT in the amount of 10.7 million euro, and also on net profit in the amount of 6.7 million euro, 2004 brought growth of turnover (+6.7%), EBITDA (+5.4%), and EBIT (+4.4%). Sales rose in all business sectors, thus confirming the Interpump Group's capacity to react even in difficult situations such as that imposed by the current macroeconomic climate, and, in particular, by the hardening of competition from Asian economies, most notably China. On this count, the Group is currently taking a close look at emerging opportunities in these countries in order to prepare to meet new competitive challenges.

The main results of 2004 were as follows:

1. Net revenues of the Cleaning Sector totalled 336.0 million euro (324.4 million euro in 2003), accounting for 63% of Group consolidated net revenue. The sector therefore grew by 3.6% mainly due to the marked increase recorded in the first half of the year. The growth is connected with both the professional sector, which showed a 1.9% increase in sales (2.9% not considering electric motors) and with DIY high-pressure washers (consumer segment) which were up by 6.3%, with particularly strong sales on the North American market despite the falling value of the dollar. Operating profit for this sector, as reorganised in 2004 (see specific heading below) totalled 6.2% of net revenues (7.6% in 2003). In absolute terms this figure was 20.9 million euro, 14.9% down on the 24.6 million euro of 2003.

2. Net revenues of the Hydraulic Sector totalled 135.7 million euro (116.8 million euro in 2003), accounting for 25% of Group consolidated net revenue. Overall, the Hydraulic Sector grew by 16.2%. Turnover in dollars generated by our US subsidiary Muncie gained 34.4%, a figure that confirms and strengthens the signals of sustained recovery that accompanied the second half of 2003. Growth on European and Asian markets totalled 12.1%, reflecting a major trend reversal with respect to the falling sales recorded during 2003. Sector operating profit was 17.9% (16.2% in 2003). In absolute terms, operating profit totalled 24.3 million euro, up by 28.4% over the previous year's figure of 18.9 million euro.

3. The Group's net external revenues for the Industrial Sector amounted to 61.0 million euro (58.0 million euro in 2003), corresponding to 11% of the Group's net consolidated revenues. Sales in the Industrial Sector, which after the company rationalisation programme carried out in 2004 now includes high- and very high-pressure pumps, were up by 5.2% compared to 2003. In North America, which is the main outlet market for these products, sales of high-pressure pumps and accessories grew by 13.9% in dollar-on-dollar terms. Sales of high-pressure pumps on other markets increased by 8.3%. Operating profit for this sector totalled 19.9% of net revenues (against 19.8% in 2003). In absolute terms the figure stood at 14.0 million euro, with a 6.4% gain over the 2003 figure of 13.2 million euro.

Consolidated profit for 2004 was significantly affected by the write-down of goodwill referred to General Technology for 6.4 million euro, which was carried out for prudential reasons. In the statutory financial statements the Parent company recorded net profit of 57.8 million euro, also because of intra-group capital gains generated through the corporate rationalisation process described below (23.5 million euro) and the elimination of fiscal interference, following the adoption of revised company and tax regulations which allowed this operation (30.3 million euro).

Financial indebtedness, which fell by 14.2 million euro in the first half of the year with respect to 31/12/2003 despite the payment of dividends in the amount of 10.4 million euro, reached 211.6 million euro; financial indebtedness rose in the second half of the year due to a temporary increase in working capital attributable to the consumer segment, as more fully illustrated below. The ratio of coverage of EBITDA/net financial expenses, net of the exchange rate difference and cash discounts granted to customers is approximately 11 times (9 times in 2003).

The **dividend** that the Board of Directors proposes to the Shareholders' Meeting is **0.13 euro per share, which is 8% higher** than the dividend distributed in 2004. If approved, the dividend will be distributed as from 16 June with ex-coupon date of 13 June. This dividend is equivalent to 3% of the average value of the share in the first two months of 2005.

Results of the 2004 financial statements provide further confirmation of the dynamic nature and good health of Interpump Group, which, apart from achieving excellent profits, has also consolidated its standing as an industrial organisation with an elevated capacity to generate cash flow. Since the time of stock market listing in 1996, Interpump Group has generated **cumulative operating cash flow of 317 million euro,** of which 47%, or **148**

million euro, has been **returned to Shareholders** in the form of dividends and treasury stock purchases. The Group's significant level of profitability and cash generation capacity, together with the ability to create value through the acquisition and integration of companies, form the basis for its historical development and strategy for future growth.

RESEARCH AND DEVELOPMENT

The Interpump Group invests constantly in research and development of new products and innovative technical solutions in order to maintain and strengthen its presence in all of its business sectors.
During 2004 the Group's R&D Centre, Interpump Engineering, finalised projects relative to new lines of high-pressure pumps and professional cleaning equipment. Group strategy over coming years will focus on continuing with significant levels of capital expenditure in research and development in order to provide further impetus to internal growth.

CORPORATE RATIONALISATION

2004 saw the continuation of the process of corporate rationalisation started in 2003 with the incorporation of IP Floor and conferment of the Teknova line of business to Interpump Cleaning, with the ultimate goal of concentrating all activities of the Cleaning business. The project was implemented by the sale by Interpump Group S.p.A. to the Group's Cleaning Sector parent company IP Cleaning S.p.A. (ex Interpump Cleaning S.p.A. - the company name was changed on the same date) of the investment in Soteco for a price of 51 million euro, and by means of the conferment, again by Interpump Group S.p.A. to IP Cleaning S.p.A., of the investments in Euromop, Pulex, SIT and Unielectric for a total of 37.5 million euro. The foregoing amounts were determined on the basis of appraisals made by independent valuators. The operation led to the entry in the statutory financial statements of Interpump Group S.p.A. of a capital gain of 23.5 million euro, which was eliminated in the consolidated financial statements. On the basis of the new fiscal regulations that came into force on 1 January 2004, said capital gain is not subject to taxation. This operation made it possible to rationalise the Interpump Group's corporate structure, improving the definition, also in industrial terms, of the Cleaning sector with respect to the other spheres of activity, which is seen as a move that will enable the Group to pursue additional opportunities for development and value-building in the sector.

In addition, the merger of Hydrocar S.r.l. and P.Z.B. S.p.A. in Interpump Hydraulics S.p.A. was carried out, with legal effect as from 2 November 2004. The merger of these 100% owned companies will serve to eliminate unproductive duplications of costs and investments by centralising several management functions.

PLANS FOR STOCK OPTIONS AND PURCHASE OF TREASURY STOCK

The stock option plans, aimed at aligning the interests of management and shareholders, are an additional component in the strategy to create value. The company currently has a stock option plan in existence linked to the achievement of specific share market price targets and/or operational goals.

Finally, we draw your attention to the cancellation of 4,106,240 treasury shares of the company on 2 February 2005, with the scope of maximising value, optimising the equity structure of the company, and reducing the cost of capital. Share capital is currently represented by no. 79,920,260 shares. In addition, this cancellation will make it possible to resume the buy-back plan up to 3,992,026 shares in order to channel cash back to shareholders in a fiscally efficient manner. This operation forms part of the general strategy of value creation for Shareholders pursued by Interpump Group management.

STRATEGY FOR FUTURE YEARS

Since the year of its stock market listing, Interpump Group has managed to increase turnover by 2.7 times in a process that has been accompanied by a parallel increase in economic results. Interpump Group is embarking on a renewed phase of expansion for the coming years, focusing attention on its most profitable business sectors and continuing to pursue the goals of management efficiency and selectivity in the choice of acquisitions that are the foundation of the strategy for growth and **value creation for Shareholders.** Particular attention will be devoted to the generation of cash flow, which constitutes the basic premise, as in the past, for continuing growth of the Group.

Milan, 15 March 2005
Sergio Erede
Chairman of Interpump Group S.p.A.



Interpump Group's Structure

(as at 31/12/2004)

On 22 January 2004 the Board of Directors confirmed its intention of continuing the process of corporate rationalisation started in 2003 with the incorporation of IP Floor and conferment of the Teknova line of business to Interpump Cleaning, with the ultimate goal of concentrating all Cleaning business activities. The project was implemented on 22 April 2004 by the sale of the investment in Soteco by Interpump Group S.p.A. to the Group's Cleaning Sector parent company IP Cleaning S.p.A., ex Interpump Cleaning S.p.A. (the company name was changed on the same date), for a price of 51 million euro, and by means of the conferment, again by Interpump Group S.p.A. to IP Cleaning S.p.A., of the investments in Euromop, Pulex, SIT and Unielectric for a total of 37.5 million euro. The foregoing amounts were determined on the basis of appraisals made by independent valuators. The operation led to a capital gain being recorded in the statutory financial statements of Interpump Group S.p.A. in the amount of 23.5 million euro, which was eliminated in the consolidated financial statements. On the basis of the new fiscal regulations that came into force on 1 January 2004, said capital gain is not subject to taxation.
This operation made it possible to rationalise Interpump Group's corporate structure, improving the definition, in industrial terms, of the Cleaning sector with respect to the other spheres of activity, this being seen as a move that will enable the Group to pursue all opportunities for development and value-building in the sector.
In addition, on 22 April 2004 Interpump Group S.p.A. acquired the final 7.5% of General Technology for 10 thousand euro, bringing the direct and indirect stake up to 100%. The value of the stake was determined on the basis of contractual agreements entered into previously.
Moreover, on 29 April 2004 IP Cleaning S.p.A. purchased a further 3% of the investment in SIT S.p.A., bringing the controlling stake up to 63%, for an outlay of 139 thousand euro on the basis of existing contractual agreements.
On 25 May 2004 IP Cleaning S.p.A. purchased a further 14% in Pulex S.r.l., bringing its total stake up to 86%, for an outlay of 1,092 thousand euro. As in the previous cases, also this operation was conducted on the basis of existing contractual agreements.
On 4 June 2004 the 49% investment in Transferoil S.p.A. was sold for 5 million euro - an amount that was higher than the amount determined by an independent valuator.
The agreement for the merger of Hydrocar S.r.l. and P.Z.B. S.p.A. in Interpump Hydraulics S.p.A. was signed on 18 October 2004 with legal effect as from 2 November 2004, while the statutory and fiscal effects are retroactive as from 1 January 2004. The merger of these 100% owned companies will serve to eliminate the unproductive duplication of costs and investments by centralising several management functions.


INTERPUMP GROUP S.p.A.
INTERPUMP ENGINEERING 100 %
GENERAL PUMP 100%
92,5 %
92,34 %
REFIN 100 %
7,5 %
GENERAL TECHNOLOGY 100%
IP CLEANING 100%
7,66 %
TEKNOVA 100 %
INTERPUMP HYDRAULICS 100%
IP GANSOW 100%
PULEX 86%
MUNCIE POWER PRODUCTS 84,87%
SIT 63%
UNIELECTRIC 70%
EUROMOP 51%
SOTECO 100%
READY SYSTEM 51%
IP CLEANING ESPAÑA 75%
INTERCLEAN ASSISTANCE 80%

INDUSTRIAL SECTOR CLEANING SECTOR HYDRAULIC SECTOR



Financial Highlights of Interpump Group

	31-12 2004 euro/000	31-12 2003 euro/000	31-12 2002 euro/000	31-12 2001 euro/000	31-12 2000 euro/000	31-12 1999 euro/000	31-12 1998 euro/000	31-12 1997 euro/000	31-12 1996 euro/000
Net consolidated revenues	535,306	501,721	492,939	426,075	411,673	319,256	283,430	221,320	199,578
Foreign sales	80%	79%	76%	72%	72%	69%	68%	66%	68%
EBITDA (Earnings before interest. taxes. depreciation and amortisation)	79,349	75,267	84,524	81,314	79,811	64,878	61,119	46,834	40,732
EBITDA%	14.8%	15.0%	17.1%	19.1%	19.4%	20.3%	21.6%	21.2%	20.4%
Consolidated operating profit	61,804	59,181	69,208	67,552	67,156	55,062	52,358	40,483	35,544
Operating profit %	11.5%	11.8%	14.0%	15.9%	16.3%	17.2%	18.5%	18.3%	17.8%
Consolidated net profit	8,396	14,253	21,085	21,433	19,016	22,152	16,581	13,827	7,623
Cash flow from operations	48,001	42,612	55,912	47,322	47,876	44,936	38,438	31,213	22,538
Net financial indebtedness	211,644	205,616	175,408	176,429	177,087	160,171	83,889	38,824	43,023
Consolidated shareholders' equity	172,366	173,797	193,362	182,782	162,007	177,105	157,135	143,739	133,123
Debt/Equity ratio	1.23	1.18	0.91	0.97	1.09	0.90	0.53	0.27	0.32
Financial indebtedness adjusted by treasury stock	178,391	172,363	145,441	150,703	153,221	139,292	67,871	38,824	43,023
Adjusted indebtedness/ consolidated shareholders' equity	1.03	0.99	0.75	0.82	0.95	0.79	0.43	0.27	0.32
Net investments in intangible and tangible fixed assets in the year	17,392	19,527	34,359	24,280	18,714	11,371	9,894	10,471	19,365
Average number of employees	2,360	2,363	2,468	2,213	2,198	2,105	1,604	1,286	1,089
ROE	16.1%	15.7%	18.4%	20.0%	20.4%	18.4%	17.9%	16.8%	11.4%
ROCE	17.6%	17.1%	20.4%	20.3%	21.3%	17.4%	23.3%	22.2%	20.2%
Average number of outstanding shares	77,106,176	76,714,141	76,949,992	76,712,704	76,711,053	77,060,933	78,817,107	81,400,000	81,400,000
EPS - euro	0.322	0.315	0.398	0.401	0.366	0.389	0.293	0.234	0.152
Dividend per share - euro	***0.130	0.120	** 0.310	0.100	0.087	* 0.516	0.070	0.057	0.031

ROE: (Net profit + amortisation and write-down of goodwill + Minority interests)/Consolidated shareholder's equity

ROCE: Operating profit/(Consolidated shareholder's equity +Financial indebtedness – Treasury stock)

EPS: (Earnings per share adjusted for goodwill amortisation and write-down)
* 0.439 of which extraordinary
** 0.200 of which extraordinary
*** proposal of the Board to be approved by the Shareholders' Meeting
The dividends refer to the year when the distributed profits were formed.

The year 2004 featured the following elements

2004 was characterised by a macroeconomic scenario that saw sustained recovery of the US economy (thus confirming 2003 second half performance), and stagnation in Europe in the first half, followed by modest signs of an upturn in the second half.
Despite the difficulties connected with the weakening dollar, which had a negative effect on sales in the amount of 16.5 million euro and on EBIT by 10.7 million euro, and also on net profit by 6.7 million euro, 2004 saw an increase in sales (+6.7%), EBITDA (+5.4%), and EBIT (+4.4%).
Sales were up in all business sectors, as more fully described below, thus confirming the capacity of Interpump Group to react in even difficult situations such as the current macroeconomic climate, and, in particular, the hardening of competition from Asian economies, most notably China. On this count the Group is currently taking a closer look at emerging opportunities in these countries in order to prepare to meet new competitive challenges.
2004 net profit was significantly affected by the 6.4 million euro write-down in goodwill of General Technology. This company was acquired in several tranches, the main of which was in 1998 when EBITDA totalled 3 million euro (31.1% of net revenues). Subsequently the company's steam gun product was copied by a competitor despite the existence of an European patent, and sales began tobe eroded by tough competition from Chinese companies. This situation led to a succession of losses over the past three years. It was therefore decided to convert the company to production of accessories for high and very high-pressure pumps. Since the profitability of the new business cannot currently be documented a cautious approach has been adopted by writing down the goodwill.
The primary negative factor affecting the results in 2004 was the weakening of the US dollar against the euro. The effect of this situation has been twofold: on the one hand a weak dollar penalised transactions from Europe to the US in the amount of 9.8 million euro in terms of EBITDA, on the other hand the simple conversion of the financial statements of the two US subsidiaries at 2004 exchange rates led to a negative impact on net sales in the amount of more than 9.6 million euro and 1.0 million euro on EBITDA.

The following table provides a detailed analysis of the effects of the falling value of the dollar.

	Net revenues euro/000	Gross operating margin (EBITDA) euro/000	%	Operating profit (EBIT) euro/000	%	Net profit euro/000	%
2004 financial statements	**535,306**	**79,349**	**14.8**	**61,804**	**11.5**	**8,396**	**1.6**
Effect of the conversion to euro of US companies' financial statements	9,620	1,034	-	834	-	488	-
Effect of the conversion to euro of Italian companies' sales in dollars (net of the price increase received)	8,896	8,896	-	8,896	-	5,583	-
Effect of the conversion to euro of US companies' costs (net of the price increase received)	(2,010)	956	-	956	-	603	-
Adjusted 2004 financial statements	**551,812**	**90,235**	**16.4**	**72,490**	**13.1**	**15,070**	**2.7**
2003 financial statements	**501,721**	**75,267**	**15.0**	**59,181**	**11.8**	**14,253**	**2.8**


Net Revenues (Euro/millions)
199,6
221,3
283,4
319,3
411,7
426,1
492,9
501,7
535,3
'96 '97 '98 '99 '00 '01 '02 '03 '04
CAGR + 13,1 %


EBITDA (Euro/millions)
40,7
46,8
61,1
64,9
79,8
81,3
84,5
75,3
79,3
'96 '97 '98 '99 '00 '01 '02 '03 '04
CAGR + 8,7 %


Cash Flow from operations (Euro/millions)
22,5
31,2
38,4
44,9
47,9
47,3
55,9
42,6
48,0
'96 '97 '98 '99 '00 '01 '02 '03 '04
CAGR + 9,9 %


Dividends (Euro)
0,031
0,057
0,070
0,077*
0,087
0,100
0,110**
0,120
0,130
'96 '97 '98 '99 '00 '01 '02 '03 '04
CAGR + 19,6 %

* Net of the special dividend for euro 0,439
** Net of the special dividend for euro 0,200

Therefore, assuming that dollar/euro exchange rates had remained unchanged, turnover would have risen by 10%, gross operating margin would have grown by 19.9% and operating profit would have increased by 22.5%. Finally, net profit would have increased by 5.7%, despite the write-down of goodwill on General Technology as illustrated previously. Net financial indebtedness, which fell by 14.2 million euro in the first half of the year with respect to 31/12/2003, in spite of the payment of dividends in the amount of 10.4 million euro, edged up to 211.6 million euro; during the second half of the year financial indebtedness rose due to the temporary increase in working capital in the consumer segment illustrated in greater detail below. The ratio of coverage of EBITDA/net financial expenses net of the exchange rate difference and cash discounts granted to customers is approximately 11 times (9 times in 2003), a figure that makes it possible to look to the future with confidence in consideration of the profitability results achieved and, above all, cash flow from operations.



Reclassified Consolidated Income Statements

	31/12/2004 euro/000		31/12/2003 euro/000	
Net revenues	535,306	*100.0%*	501,721	*100.0%*
Purchases, net of changes in inventories	(251,366)		(228,118)	
Gross industrial margin	*283,940*	*53.0%*	*273,603*	*54.5%*
Personnel expenses	(88,654)		(85,394)	
Other operating costs	(115,937)		(112,942)	
Gross operating profit	*79,349*	*14.8%*	*75,267*	*15.0%*
Operating amortisation and depreciation and allocations	(17,545)		(16,086)	
Operating profit	*61,804*	*11.5%*	*59,181*	*11.8%*
Amortisation and write-down of goodwill	(16,412)		(9,896)	
Amortisation of the difference in consolidation allocated to buildings	(208)		(208)	
Financial income (charges), net	(7,151)		(8,422)	
Exchange differences	70		(2,719)	
Financial discounts granted to customers	(2,353)		(2,620)	
Adjustment of value of investments according to the equity method and adjustments of financial assets	296		(202)	
Extraordinary income (charges), net	(1,462)		(182)	
Profit before taxes and minority interests	*34,584*	*6.5%*	*34,932*	*7.0%*
Income taxes	(23,293)		(17,461)	
Net profit before minority interests	*11,291*	*2.1%*	*17,471*	*3.5%*
Minority interests	(2,895)		(3,218)	
Net profit for the period	***8,396***	*1.6%*	***14,253***	*2.8%*

Reclassified Consolidated Balance Sheets

	31/12/2004 euro/000		31/12/2003 euro/000	
Trade receivables	96,200		83,927	
Inventories	107,344		100,546	
Prepayments and accrued income within one year	2,514		2,478	
Other receivables, net of deferred tax assets	13,075		14,300	
Trade payables	(75,035)		(85,685)	
Tax payables within one year	(6,054)		(6,082)	
Other current payables net of payables for acquisition of investments	(15,154)		(13,767)	
Accrued expenses, net of interest charges	(302)		(759)	
Net working capital	*122,588*	*31.9%*	*94,958*	*25.0%*
Tangible fixed assets	105,928		105,495	
Goodwill	121,605		136,929	
Treasury stock	33,253		33,253	
Other financial fixed assets	5,548		11,092	
Other non current assets	24,404		23,090	
Provisions for risks and charges	(12,225)		(9,057)	
Staff severance indemnities	(16,838)		(15,739)	
Payables for acquisition of investments	-		(258)	
Other non current liabilities	(253)		(350)	
Total net fixed assets	*261,422*	*68.1%*	*284,455*	*75.0%*
Total capital employed	***384,010***	*100.0%*	***379,413***	*100.0%*

Reclassified Consolidated Balance Sheets
(continued)

	31/12/2004 euro/000		31/12/2003 euro/000	
Financed by:				
Share capital	43,694		43,447	
Retained earnings	103,034		99,863	
Profit for the period	8,396		14,253	
Total shareholders' equity for the Group	155,124		157,563	
Minority interests	17,242		16,234	
Total consolidated shareholders' equity	*172,366*	*44.9%*	*173,797*	*45.8%*
Cash on hand	(22,390)		(42,634)	
Payables to banks due within one year	47,173		30,915	
Current portion of medium/long-term financing	61,673		57,424	
Accrued interest	967		1,424	
Total short-term financial indebtedness	87,423		47,129	
Medium/long-term financing	124,221		158,487	
Total net indebtedness	*211,644*	*55.1%*	*205,616*	*54.2%*
Total sources of financing	***384,010***	*100.0%*	***379,413***	*100.0%*


96 dB

Consolidated Cash Flow Statements

	31/12/2004 euro/000	31/12/2003 euro/000
Net profit for the period	8,396	14,253
Minority interests	2,895	3,218
Non cash items :		
Amortisation and depreciation of intangible and tangible fixed assets	26,804	26,118
Write-down of goodwill	6,443	-
Changes in staff severance indemnities	1,099	822
Changes in the provision for deferred taxation/deferred tax assets	2,995	(929)
Losses (profits) of non-consolidated investments	(296)	202
Losses (gains) from sales of fixed assets	(465)	(330)
Exchange rate (profit) loss on intergroup financing and receivables	-	204
Dividends received	-	(9)
Other write-downs of fixed assets	171	257
Change in other provisions	(41)	(1,194)
Cash flow from operations	*48,001*	*42,612*
Cash flow used to finance net operating working capital	(29,345)	(7,138)
Operating cash flow	*18,656*	*35,474*

Consolidated Cash Flow Statements

(continued)

	31/12/2004 euro/000	31/12/2003 euro/000
Investing activities		
Increase in tangible fixed assets	(14,910)	(17,392)
Increase in intangible fixed assets	(3,135)	(3,845)
Acquisitions of equity investments and lines of business	(1,258)	(20,662)
Change in payables related to the acquisition of investments	(258)	-
Income from the sale of equity investments	5,000	494
Acquisition of treasury stock	-	(3,286)
Proceeds from sales of fixed assets	653	1,710
Other changes	(268)	155
Total cash flow used for investing activities	*(14,176)*	*(42,826)*
Financing activities		
Increase in (repayment of) long-term borrowings	(29,330)	23,284
Increase in (repayment of) shareholder loans	(54)	(209)
Collection (increase) of (in) medium/long-term financial receivables	(121)	(1,329)
Increase in share capital	247	369
Dividends collected from investments valued at equity method	-	327
Dividends paid	(10,574)	(24,914)
Total cash flow obtained through (used in) financing activities	*(39,832)*	*(2,472)*
Total cash flow generated (used)	(35,352)	(9,824)

Consolidated Cash Flow Statements
(continued)

	31/12/2004 euro/000	31/12/2003 euro/000
Net cash and cash equivalents at the beginning of the period	10,295	19,601
Adjustment :		
Opening net cash and cash equivalents (debt) of companies not consolidated in prior period	(813)	(145)
Net cash and cash equivalents at the beginning of the year	9,482	19,456
Cash flow generated (used)	(35,352)	(9,824)
Exchange differences	120	663
Net cash and cash equivalents at the end of the period	*(25,750)*	*10,295*
Net cash and cash equivalents can be broken down as follows:		
Cash on hand and securities	22,390	42,634
Payables to banks due within one year	(105,474)	(85,560)
Adjustments: current portion of medium-term borrowings	58,301	54,645
Accrued interest	(967)	(1.424)
Net cash and cash equivalents	*(25,750)*	*10,295*



Comments on the Group's activity as at December 31, 2004

Interpump Group Activities

The Interpump Group considers that it is the biggest manufacturer of professional high-pressure plunger pumps and power take-offs world-wide and one of the world's leading groups in professional cleaning machines and household high-pressure washers. The overall share of export sales of the Interpump Group in 2004 was approximately 80%. The most important export markets for the Group are the United States, Germany and France.

Business sectors

The main areas of the Interpump Group's activities can be identified – according to the final destination of products – as follows:

"Cleaning Sector",
covering cold and hot water high-pressure washers, wet/dry vacuum cleaners, floor sweepers, floor scrubbers, steam cleaning appliances, professional cleaning service trolleys and window cleaning equipment, in addition to components utilized by the sector, i.e. electric motors.
High-pressure washers are appliances powered by an electric motor or combustion engine which, through the application of a plunger pump, deliver a jet of water at very high-pressure. These machines are suitable for cleaning industrial equipment, farm implements, vehicles, boats, stalls and any other washable surface, for home or hobby use. The vacuum cleaners / vacuum cleaners for liquids, the floor sweepers and the floor scrubbers are also machines used for industrial and professional cleaning.

"Hydraulic Sector"
covering oil pressure power take-offs and hydraulic pumps.
Hydraulic pumps and power take-offs are used to equip industrial vehicles.

"Industrial Sector",
including high and very high-pressure plunger pumps. High-pressure plunger pumps are the main component of high-pressure washers. These pumps are also utilised for a broad range of industrial applications including car wash installations, forced lubrication systems for machine tools, inverse osmosis systems for water desalination plants, and equipment for cutting solid materials.

Performance by sector
The above illustrated Group business sectors are identified as "primary sectors" (see International Accounting Principle no. 14), while the geographical sectors are defined as "secondary" (see heading 3.3). Annex "A" at the end of the consolidated financial statements contains information for the individual primary business sectors.
Further to the corporate rationalisation operation described previously, the sales of Unielectric (electric motors) and SIT (sheet metal pressing), which were previously included in the Industrial Sector, were moved to the Cleaning Sector for the same reasons as those supporting the conferment of the relative equity investments to IP Cleaning S.p.A. As a

The following section contains an overview of data relative to the Group's external revenues, broken down by sector:

	31/12 2004 euro/000	%	31/12 2003 euro/000	%	Increase Decrease
Cleaning sector	336,050	63	324,419	65	+3.6%
Hydraulics sector	135,731	25	116,853	23	+16.2%
Industrial sector	60,962	11	57,964	11	+5.2%
Other revenues	2,563	1	2,485	1	n.s.
Total	*535,306*	*100*	*501,721*	*100*	*+6.7%*

On the basis of this table the following comments can be made regarding the trend seen in each sector of activity.

consequence of this situation also sales for 2003 were reclassified. Therefore, with the new classification, the Industrial Sector includes only high-pressure and very high-pressure pumps.

Cleaning sector

Net revenues of the Cleaning Sector totalled 336.0 million euro (324.4 million euro in 2003) and account for 63% of Group consolidated net revenues. The Cleaning Sector displayed a rise of 3.6%, because of the sustained increase recorded in the first six months. The growth is connected with both the professional sector, which showed a 1.9% increase in sales (2.9% not considering electric motors) and with DIY high-pressure washers (consumer segment) which were up by 6.3%, especially on the North American market despite the reduction in value of the dollar, taking account also of intra-divisional revenues.
Operating profit for this sector, in accordance with the reorganisation effected in 2004, totalled 6.2% of net revenues (against 7.6% in 2003). In absolute terms this figure was 20.9 million euro, 14.9% down on the 24.6 million euro of 2003.

Hydraulic sector

Net consolidated revenues for the Hydraulic sector amounted to 135.7 million euro (116.8 million euro in 2003) and represented 25% of the Group's net consolidated revenues. The Hydraulic Sector grew by 16.2%. Turnover in dollars generated by our US subsidiary Muncie gained 34.4%, a figure that amply confirms the signals of sustained recovery that accompanied the second half of 2003. After conversion into euro the upturn in sales is reduced to 22.3% because of the falling value of the dollar with respect to the euro. Growth on European and Asian markets totalled 12.1%, reflecting a major trend reversal with respect to the falling sales recorded during 2003.
Sector operating profit was 17.9% (16.2% in 2003). In absolute terms operating profit totalled 24.3 million euro, up by 28.4% over the previous year's figure of 18.9 million euro.

Industrial Sector

The Group's net external revenues for the Industrial Sector amounted to 61.0 million euro (58.0 million euro in 2003), corresponding to 11% of the Group's net consolidated revenues. Sales in the Industrial Sector, which, as outlined above, includes high- and very high-pressure pumps, were up by 5.2% compared to 2003. In North America, which is the main outlet market for these products, sales of high-pressure pumps and accessories grew by 13.9% in dollar-on-dollar terms, although the increase becomes just 2.9% after conversion into euro. Sales of high-pressure pumps on other markets increased by 8.3%.
Operating profit for this sector totalled 19.9% of net revenues (against 19.8% in 2003). In absolute terms the figure stood at 14.0 million euro with a 6.4% gain over the 2003 figure of 13.2 million euro.

Geographical sectors

The table below contains information referring to the geographical sectors classified as secondary in the light of the definition provided by the above-mentioned international standard.Net revenues according to geographical sectors, identified on the basis of customer location, can be broken down as follows:

	31/12 2004 euro/000	**%**	**31/12 2003 euro/000**	**%**	**Growth Shrinkage**
Italy	107,055	20	106,704	21	+0.3%
Rest of Europe	154,391	29	148,506	30	+4.0%
North America	210,207	39	192,474	38	+9.2%
Pacific Area (Far East and Oceania)	27,537	5	23,550	5	+16.9%
Rest of the World	36,116	7	30,487	6	+18.5%
Total	*535,306*	*100*	*501,721*	*100*	*+6.7%*

North America recorded a 9.2% increase despite the euro's gains against the dollar, thanks to growth recorded across all sectors, while European sales (including Italy) recorded a 2.4% increase. It is also interesting to consider the gains made in emerging countries, which offer major potential for growth in the mid term.

The breakdown of sales by business sector and geographical area is as follows:

2004

	Italy	Rest of Europe	North America	Pacific Area	Rest of the World	Total
Cleaning sector	58,619	109,962	127,865	16,797	22,807	336,050
Hydraulics sector	35,961	31,110	52,177	4,227	12,256	135,731
Industrial sector	10,124	13,286	29,986	6,513	1,053	60,962
Other revenues	2,351	33	179	-	-	2,563
Total	***107,055***	***154,391***	***210,207***	***27,537***	***36,116***	***535,306***

2003

	Italy	Rest of Europe	North America	Pacific Area	Rest of the World	Total
Cleaning sector	60,958	109,244	120,260	13,707	20,250	324,419
Hydraulics sector	34,094	27,174	42,955	3,436	9,194	116,853
Industrial sector	9,469	11,896	29,149	6,407	1,043	57,964
Other revenues	2,183	192	110	-	-	2,485
Total	***106,704***	***148,506***	***192,474***	***23,550***	***30,487***	***501,721***

2004/2003 percentage change

	Italy	Rest of Europe	North America	Pacific Area	Rest of the World	Total
Cleaning sector	-3.8%	+0.7%	+6.3%	+22.5%	+12.6%	+3.6%
Hydraulics sector	+5.5%	+14.5%	+21.5%	+23.0%	+33.3%	+16.2%
Industrial sector	+6.9%	+11.7%	+2.9%	+1.7%	+1.0%	+5.2%
Other revenues	n.s.	n.s.	n.s.	n.s.	n.s.	n.s.
Total	***+0.3%***	***+4.0%***	***+9.2%***	***+16.9%***	***+18.5%***	***+6.7%***

The table points to a sustained increase in the Hydraulic Sector all over the World and a sustained increase in the European sales of high and very high pressure pumps, which were up by 13.9% in North America.

Profitability

Here we give a summary of the reclassified income statement included in the additional statements of the notes.

	31/12 2004 euro/000	%	31/12 2003 euro/000	%
Net revenues	535,306	100.0	501,721	100.0
Purchases net of changes in inventories	(251,366)		(228,118)	
Gross industrial margin	283,940	53.0	273,603	54.5
Personnel expenses	(88,654)		(85,394)	
Other operating costs	(115,937)		(112,942)	
Gross operating profit	79,349	14.8	75,267	15.0
Operating amortisation and depreciation and allocations	(17,545)		(16,086)	
Operating profit	***61,804***	11.5	***59,181***	11.8

The gross industrial margin in euro is 3.8% higher than in 2003. The relative incidence on net profit decreased by 1.5 percentage points, primarily due to the effect of the dollar.
The cost of labour, on an equal consolidation basis (changed due to the effect of consolidation of IP Cleaning España in 2004) was 87.8 million euro, with an increase of 2.8% compared to 2003; the average number of employees was 2,360 (2,335 on an equal consolidation basis). Therefore, again on an equal consolidation basis, there has been a reduction of 28 employees with respect to 2003, while the per capita cost increased by 4.1%. Employees at 31/12/2004 numbered 2,293 units (2,297 at 31/12/2003).
Other operating costs increased by 2.7%. Costs of outsourced work and interim work, representing 38% of operating costs, decreased by 6.2%, due to substantial slowdown in the second half of the year in sales in the consumer segment to which these forms of labour are mainly related, and enhanced levels of efficiency achieved throughout the entire twelve months. Other costs of this category increased by 9%.
The gross operating margin (EBITDA) was 5.4% (+4.1 million euro) higher compared to 2003 and basically in line in terms of incidence on sales. In terms of business sectors, the Hydraulic Sector recorded a rise of 5.7 million euro (+25.6%) in EBITDA, equivalent to 20.6% of sales (19.1% in 2003). EBITDA for the Industrial Sector increased by 0.9 million euro (+5.6%) equal to 24.3% of sales, as in 2003. EBITDA for the Cleaning Sector was registered at 31.7 million euro, down 2.6 million euro compared to 2003 (-7.6%) and this year representing 9.4% of sales (10.5% in 2003). The professional segment recorded EBITDA of 25.6 million euro (27.5 million euro in 2003), while the same parameter in the consumer segment was 6.1 million euro (6.8 million euro in 2003). We draw your attention to the changed classification of Unielectric and SIT, as already explained in the comments on sales, involving also the reclassification of 2003 data in order to arrive at a meaningful comparison
Operating amortisation / depreciation and allocations were 9.1% higher than in 2003. During 2004 also allocations of 0.8 million euro to provisions for risks were classified in this category in order to comply with current practice of the financial community; in previous years allocations to risk provisions were negligible.
Operating profit for the year was 61.8 million euro (59.2 million euro in 2003). In terms of percentage of net revenue, operating profit was 11.5% (11.8% in 2003).
At 7.2 million euro, financial charges were 15.1% lower than the 8.4 million euro recorded for 2003, due to the effect of the reduction in interest rates. 2004 saw exchange rate gains of 70 thousand euro further to the conversion into euro of balances in foreign currency for which exchange risk hedges had not been put in place, while 2003 saw an exchange rate loss of 2,719 thousand euro as

illustrated in the 2003 financial statements. Net extraordinary expenses of 1.5 million euro are mainly related to expenses associated with the closure of the Padova and Fombio (LO) facilities in the Cleaning Sector.
Pre-tax profit and minority interests stood at 34.6 million euro in line with the figure of 34.9 million euro recorded in 2003, despite the write-down of goodwill in the amount of 6.4 million euro as described earlier; net of this write-down pre-tax profit would have been 17.4% higher.
The tax rate was 67.4% (56.8% net of the foregoing fiscally non-deductible write-down) compared to the 50% of 2003, in which year there was also a fiscal burden that was 2.5 million euro lower due to optimisation operations that cannot be repeated in the context of current tax legislation. These operations consisted in the transfer to Interpump Cleaning S.p.A. of the Teknova line of business, which took place with effect as of 1 October 2003, and the write down, for fiscal reasons, of the investment in General Technology in the statutory financial statements of Interpump Group S.p.A. (this operation was eliminated in the consolidated financial statements). If the foregoing extraordinary operations are eliminated for both years, the tax rate assumes a value in the region of 57% for both 2003 and 2004. Considering identical pre-tax profits, income tax charged to the income statement was 5.8 million euro higher.
Net profit for 2004 totalled 8.4 million euro (14.3 million euro in 2003).

To assist understanding of economic performance during the year we have provided an income statement broken down by destination.

	31/12 2004 euro/000	%	31/12 2003 euro/000	%
Net revenues	535,306	100.0	501,721	100.0
Cost of products sold	(361,405)		(337,537)	
Gross industrial margin	173,901	32.5	164,184	32.7
Commercial costs	(53,833)		(49,987)	
General and administrative costs	(58,264)		(55,016)	
Operating profit	***61,804***	11.5	***59,181***	11.8





The table below provides an overview of income statements broken down by sector:

	Cleaning Sector		Hydraulic Sector		Industrial Sector	
	2004	2003	2004	2003	2004	2003
Net revenues outside the Group	336,050	324,419	135,731	116,853	60,962	57,964
Sales between sectors	588	1,218	7	6	9,421	8,661
Total net revenues	336,638	325,637	135,738	116,859	70,383	66,625
Purchases, net of changes in inventories	(172,310)	(159,894)	(62,274)	(53,650)	(23,097)	(20,487)
Gross industrial margin	164,328	165,743	73,464	63,209	47,286	46,138
% on net revenues	*48.8%*	*50.9%*	*54.1%*	*54.1%*	*67.2%*	*69.3%*
Personnel expenses	(47,576)	(46,073)	(25,976)	(23,922)	(15,102)	(15,399)
Other operating costs	(85,091)	(85,394)	(19,470)	(16,978)	(15,077)	(14,542)
Gross operating profit	31,661	34,276	28,018	22,309	17,107	16,197
% on net revenues	*9.4%*	*10.5%*	*20.6%*	*19.1%*	*24.3%*	*24.3%*
Operating amortisation and depreciation and allocations	(10,731)	(9,672)	(3,727)	(3,391)	(3,087)	(3,023)
Sector operating profit	***20,930***	***24,604***	***24,291***	***18,918***	***14,020***	***13,174***
% on net revenues	*6.2%*	*7.6%*	*17.9%*	*16.2%*	*19.9%*	*19.8%*
% sector ROCE	*10.2%*	*12.5%*	*27.9%*	*21.9%*	*24.5%*	*21.9%*

We invite you to refer to Annex "A" for more comprehensive information concerning Sector data.

Research and development

The Interpump Group invests constantly in research and development of new products and innovative technical solutions in order to maintain and strengthen its presence in all of its business sectors. The Group has research and development structures capable of offering its customers an effective service also aimed at the design and production of customized products and the applications required. Together with its commitment to developing and supplementing the existing product range, the Group's research capacities have helped create new synergic activities or other activities for which the Group is able to uphold its industrial skills and its sales force. The Research Centre (Interpump Engineering S.r.l.) was set up to centralise design and development of new products in the pumps division and in several segments of the Cleaning sector. In 2004 the Centre delivered a new pump for car wash applications, a new DIY pressure washer, three floor scrubbers, a new sweeper and several personalisations of floor sweepers and pumps. There are also a further 38 projects in progress in the area of pumps and cleaning equipment.
Group strategy over the next few years will be focused on continuing with significant levels of investment in research and development in order to assure renewed impetus to well structured growth. Product research costs sustained through Interpump Engineering were capitalized in accordance with their multi-annual usefulness.



Capital expenditure

The production activities of the Interpump Group are structured with the aim of optimising the quality of the products, production cost competitiveness, production flexibility and efficiency, concentrating within the Group all production phases with the greatest added value and the most critical phases in relation to quality aspects.
Gross capital expenditure totalled 14.9 million euro (17.4 million euro in 2003) and is referred, in the amount of 2.2 million euro (3.9 million euro in 2003) to the expansion of an industrial building and renovation currently underway of a second building relative to the cleaning sector. The remaining amounts concern the normal renewal and modernisation of plant and equipment.
Capital expenditure in intangible fixed assets totalled 3.1 million euro (3,8 million euro in 2003) and refers in the amount of 2.0 million euro (2.3 million euro in 2003) to capitalisation of development costs of new products by Interpump Engineering as discussed above, stated both in the specific item of the accounts and in assets under construction and advances.
In addition, minority shares were acquired in the subsidiary companies Sit S.p.A., Pulex S.r.l. and General Technology S.r.l., on the basis of prior contractual agreements, and the final tranche was paid relative to the purchase of residual shares of Teknova S.r.l., leading to a financial outlay of 1.5 million euro.
The Group is managed in a uniform manner at world level and all of its production units are concentrated in Northern Italy except for the Muncie Power Products Inc. facility, which is in the US. The other foreign consolidated companies are formed by the following trade companies:

General Pump Companies Inc.	Distributor of high-pressure pumps and cleaning machinery on the North American market
IP Gansow GmbH	Distributor of floor scrubbers and floor sweepers on the German market
Interclean Assistance SA	Distributor of cleaning machinery on the French market
IP Cleaning España S.L.	Distributor of cleaning machinery on the Spanish market
P.Z.B. France S.a.r.l. and Hydrocar France S.a.r.l.	Distributors of power take-offs and related products on the French market
Hydrocar Chile	Distributor of power take-offs and related products for the Chilean market

Data by geographical sectors on the basis of the location of activities are as follows:

	Assets		Increases in the year of tangible and intangible fixed assets	
	31/12 2004 euro/000	**31/12 2003 euro/000**	**31/12 2004 euro/000**	**31/12 2003 euro/000**
Italy	442,233	472,178	15,867	19,056
Rest of Europe	27,319	20,035	255	225
North America	60,937	60,312	1,917	1,930
Pacific Area	-	-	-	-
Rest of the World	1,772	1,219	6	26
Total	***532,261***	***553,744***	***18,045***	***21,237***



Financing

On 14 December 2004, the Group subscribed two stand-by loans of 120 million euro with a pool of banks coordinated by S. Paolo IMI and intended to finance possible future acquisitions. The loans were granted at Euribor rate with a spread of 0.65%, variable in accordance with certain parameters of the financial statements.
Net financial indebtedness amounted to 211.6 million euro. At 31/12/2003 financial indebtedness was 205.6 million euro. After falling by 14.2 million euro in the first half of the year following the payment of dividends in the amount of 10.4 million euro, during the second half of the year financial indebtedness rose due to the temporary increase in working capital in the consumer segment, primarily because of the simultaneous occurrence of two phenomena: the payment of debts to suppliers relative to the significant sales for the first half of the year and the reduced level of collections as a consequence of the reduced sales in the second half. This led to an increase in consumer segment working capital from -4.1 million euro at 31/12/2003 to +19.2 million euro at 31/12/2004. Cash flow from operations totalled 48.0 million euro, reflecting a rise of 12.6% over the 42.6 million euro for 2003. Working capital increased by 29.3 million euro because of the increase of 23.3 million euro in the consumer segment (concentrated in the second half of the year); consequently, operating cash flow totalled 18.7 million euro compared to the 35.5 million euro recorded in 2003. We consider that the absorption of cash-flow caused by the rise in consumer segment working capital is a temporary situation that will be drastically reduced as sales start to pick up on the US market.

Cash flow in the period may be summed up as follows:	**2004 euro/000**	**2003 euro/000**
Opening indebtedness	(205,616)	(175,408)
Exchange rate differences on opening indebtedness	955	2,722
Cash flow from operations	48,001	42,612
(Increase) decrease in working capital	(29,345)	(7,138)
Investments in tangible and intangible fixed assets	(18,045)	(21,237)
Proceeds from sales of fixed assets	653	1,710
Ordinary dividends paid out	(10,574)	(9,825)
Special dividend paid out	-	(15,089)
Dividends received	-	327
Outlays for the purchase of equity investments	(1,516)	(20,662)
Income from the sale of equity investments	5,000	494
Increase in capital by stock option	247	369
Loans granted to non-consolidated subsidiaries	-	(1,302)
Net financial position of companies relative to changes in the consolidation basis	(830)	(145)
Acquisition of treasury stock	-	(3,286)
Other changes	(574)	242
Closing indebtedness	(211,644)	(205,616)

The net financial position of companies relative to changes in the consolidation basis is equivalent to the financial indebtedness of IP Cleaning España S.L. at 31/12/2003, which was consolidated for the first time in 2004 in consideration of the larger dimensions this company has reached.
The exchange rate difference on the opening net cash position concerns the loans of the US subsidiaries.

The Companies in the Group

At 31 December 2004 the Interpump Group was composed of a structure headed by Interpump Group S.p.A., which has direct and indirect controlling stakes in the capital of 24 companies operating in the three primary business sectors (Industrial, Cleaning and Hydraulic).
The Parent Company, based at Sant'Ilario d'Enza, manufactures high and very high-pressure plunger pumps for the Industrial Sector and high-pressure washers for the Cleaning Sector.
The principal data of consolidated subsidiaries are summarised in the following table, while data for the Parent company can be found in the enclosed financial statements.
Relations with non-consolidated subsidiaries and associates, and also relations with related parties, are conducted at normal market conditions and have been described in analytical detail in the above text.

The Companies in the Group

Company	Share capital euro/000	Percentage of stake	Registered office	Primary business
General Pump Companies Inc.	1,854	100%	Minneapolis (USA)	Distributor of high-pressure pumps (Industrial Sector)
IP Cleaning S.p.A.	10,900	100%	Vaiano Cremasco (CR)	High-pressure washers, industrial floor sweepers, floor scrubbers (Cleaning Sector)
Unielectric S.p.A.	1,456	70%	Sant'Ilario d'Enza (RE)	Windings and electric motors (Cleaning Sector)
Sit S.p.A.	105	63%	Sant'Ilario d'Enza (RE)	Drawing, shearing and pressing sheet metal (Cleaning Sector)
Soteco S.p.A.	140	100%	Castelverde (CR)	Vacuum cleaners and liquid vacuum cleaners (Cleaning Sector)
Teknova S.r.l.	362	100%	Reggio Emilia	Holding company (7.66% stake in IP Cleaning S.p.A.)
General Technology S.r.l.	780	100%	Reggio Emilia	Steam cleaning appliances (Cleaning Sector)
IP Gansow GmbH	2,700	100%	Hamm (Germany)	Floor scrubbers and floor sweepers (Cleaning Sector)
Interclean Assistance S.A.	457	80%	Epone (France)	Sale of cleaning machinery (Cleaning Sector)
Euromop S.p.A.	103	51%	Villa del Conte (PD)	Cleaning trolleys (Cleaning Sector)
Ready System S.r.l.	250	26.01%	Villa Franca Padovana (PD)	Cleaning trolleys (Cleaning Sector)
Pulex S.r.l.	15	86%	Brescia	Window cleaning equipment (Cleaning Sector)
IP Cleaning España S.L.	127	75%	Barcelona (Spain)	Sale of cleaning machinery (Cleaning Sector)
Interpump Hydraulics S.p.A.	2,632	100%	Nonantola (MO)	Hydraulic pumps and power take-offs (Hydraulic Sector)
P.Z.B. France S.a.r.l.	32	100%	Peltre-Metz (France)	Sale of hydraulic pumps and power take-offs (Hydraulic sector)
Hydrometal S.r.l.	130	100%	Sorbara di Bomporto (MO)	Sale of complementary products for industrial vehicles, hydraulic pumps and power take-offs (Hydraulic Sector)
Hydroven S.r.l.	200	51%	Tezze sul Brenta (VI)	Sale of complementary products for industrial vehicles, hydraulic pumps and power take-offs (Hydraulic Sector)
A.V.I. S.r.l.	10	51%	Varedo (MI)	Sale of complementary products for industrial vehicles, hydraulic pumps and power take-offs (Hydraulic Sector)
Hydrocar France S.a.r.l.	100	99.96%	Brie Comte Robert (France)	Sale of hydraulic pumps and power take-offs (Hydraulic sector)
Hydrocar Roma S.r.l.	10	70%	Modena	Sale of hydraulic pumps and power take-offs (Hydraulic sector)
Hydrocar Chile S.A.	37	60%	Santiago (Chile)	Sale of hydraulic pumps and power take-offs (Hydraulic sector)
Muncie Power Products Inc.	847	84.87%	Muncie (USA)	Hydraulic pumps and power take-offs (Hydraulic Sector)
Interpump Engineering S.r.l.	76	100%	Reggio Emilia	Research and Development
REFIN S.r.l.	10	100%	Reggio Emilia	Holding company (7.5% stake in General Technology S.r.l.)

The Companies in the Group

Company	Sales 31/12/2004 euro/milioni	Sales 31/12/2003 euro/milioni	Average number of employees 2004	Average number of employees 2003
General Pump Companies Inc.	39.2	37.8	95	108
IP Cleaning S.p.A.	208.3	184.6	510	430
Unielectric S.p.A.	41.7	44.3	185	192
Sit S.p.A.	4.0	3.9	26	23
Soteco S.p.A.	38.5	37.4	276	284
Teknova S.r.l.	-	12.2 **	-	75 **
General Technology S.r.l.	2.1	1.8	31	31
IP Gansow GmbH	13.9	17.6	70	113
Interclean Assistance S.A.	19.6	17.6	46	50
Euromop S.p.A.	15.3	15.1	78	74
Ready System S.r.l.	6.0	5.3	24	24
Pulex S.r.l.	7.3	7.1	33	31
IP Cleaning España S.L.	7.7	- *	25	- *
Interpump Hydraulics S.p.A.	52.8	46.2	252	247
P.Z.B. France S.a.r.l.	2.4	2.2	8	7
Hydrometal S.r.l.	8.1	7.6	22	24
Hydroven S.r.l.	9.1	8.7	31	31
A.V.I. S.r.l.	6.4	5.4	14	11
Hydrocar France S.a.r.l.	3.9	3.5	12	12
Hydrocar Roma S.r.l.	2.1	1.9	2	2
Hydrocar Chile S.A.	2.3	1.4	13	8
Muncie Power Products Inc.	57.2	46.8	252	232
Interpump Engineering S.r.l.	2.9	2.7	23	21
REFIN S.r.l.	-	-	-	-

* = not consolidated in 2003

** = sales relative to nine months – the company was transferred to Interpump Cleaning on 1/10/2003



Events occurring since the close of the year and business outlook

Regular Group business activities have proceeded since the close of the year.
Considering the short span of time since 31 December 2004, also in the light of the short period of time covered by the order portfolio, we do not currently dispose of sufficient information to make forecasts for the trend of the current year. Finally, it should be noted that the cancellation of 4,106,240 treasury shares on 2 February 2005, resolved by the Shareholders' Meeting of 19 October 2004, was designed to maximise value, optimise the equity structure of the company, reducing the average cost of capital. To date share capital is represented by 79,920,260 shares. This operation resulted in a reduction of 16.8 million euro in shareholders' equity. In addition, this action will make it possible to resume the buy-back plan to arrive at 3,992,026 shares in order to channel cash to shareholders in a fiscally efficient manner. This operation forms part of the general strategy of Shareholder value-creation pursued by Interpump Group management.

Milan, 15 March 2005

For the Board of Directors
Mr Giovanni Cavallini
Deputy Chairman and Chief Executive Officer

ANNEX A

Interpump Group sector information (Amounts given in euro/000)	Cleaning		Hydraulic		Industrial		Other		Elimination entries		Interpump Group	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Net revenues outside the Group	336,050	324,419	135,731	116,853	60,962	57,964	2,563	2,485	-	-	-	-
Sales between sectors	588	1,218	7	6	9,421	8,661	-	-	(10,016)	(9,885)	-	-
Total net revenues	336,638	325,637	135,738	116,859	70,383	66,625	2,563	2,485	(10,016)	(9,885)	535,306	501,721
Purchases, net of changes in inventories	(172,310)	(159,894)	(62,274)	(53,650)	(23,097)	(20,487)	-	-	6,315	5,913	(251,366)	(228,118)
Gross industrial margin	**164,328**	**165,743**	**73,464**	**63,209**	**47,286**	**46,138**	**2,563**	**2,485**	**(3,701)**	**(3,972)**	**283,940**	**273,603**
% on net revenues	*48.8%*	*50.9%*	*54.1%*	*54.1%*	*67.2%*	*69.3%*	-	-	-	-	*53.0%*	*54.5%*
Personnel expenses	(47,576)	(46,073)	(25,976)	(23,922)	(15,102)	(15,399)	-	-	-	-	(88,654)	(85,394)
Other operating costs	(85,091)	(85,394)	(19,470)	(16,978)	(15,077)	(14,542)	-	-	3,701	3,972	(115,937)	(112,942)
Gross operating profit (EBITDA)	**31,661**	**34,276**	**28,018**	**22,309**	**17,107**	**16,197**	**2,563**	**2,485**	-	-	**79,349**	**75,267**
% on net revenues	*9.4%*	*10.5%*	*20.6%*	*19.1%*	*24.3%*	*24.3%*	-	-	-	-	*14.8%*	*15.0%*
Operating amortisation and depreciation and allocations	(10,731)	(9,672)	(3,727)	(3,391)	(3,087)	(3,023)	-	-	-	-	(17,545)	(16,086)
Operating profit (EBIT)	**20,930**	**24,604**	**24,291**	**18,918**	**14,020**	**13,174**	**2,563**	**2,485**	-	-	**61,804**	**59,181**
% on net revenues	*6.2%*	*7.6%*	*17.9%*	*16.2%*	*19.9%*	*19.8%*	-	-	-	-	*11.5%*	*11.8%*
Profit from investments valued according to the net equity method	(122)	(477)	433	110	(15)	165	-	-	-	-	296	(202)
Amortisation of the consolidation difference attributed to buildings	-	-	(208)	(208)	-	-	-	-	-	-	(208)	(208)
Amortisation and write-down of goodwill	(12,788)	(6,410)	(1,565)	(1,420)	(2,059)	(2,066)	-	-	-	-	(16,412)	(9,896)
Profit by sector	**8,020**	**17,717**	**22,951**	**17,400**	**11,946**	**11,273**	**2,563**	**2,485**	-	-	**45,480**	**48,875**
Net financial charges											(9,434)	(13,761)
Extraordinary income (charges), net											(1,462)	(182)
Pretax profit											**34,584**	**34,932**
Income taxes											(23,293)	(17,461)
Minority interests											(2,895)	(3,218)
Net profit											**8,396**	**14,253**

Further Information
(Amounts given in euro/000)

	Cleaning		Hydraulic		Industrial		Other		Elimination entries		Interpump Group	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Assets by sector	290,559	291,422	117,275	110,662	71,145	77,081	-	-	(2,361)	(1,308)	476,618	477,857
Cash and cash equivalents											22,390	42,634
Treasury stock											33,253	33,253
Total assets											532,261	553,744
Liabilities by sector	84,546	95,102	30,305	24,378	13,876	14,504	-	-	(2,866)	(2,287)	125,861	131,697
Financing											234,034	248,250
Total liabilities											359,895	379,947

TO THE YEAR

	Cleaning 2004	Cleaning 2003	Hydraulic 2004	Hydraulic 2003	Industrial 2004	Industrial 2003
Investments in fixed assets	11,302	14,428	4,354	2,286	2,389	4,523
Amortisation, depreciation and write-downs	23,519	16,082	5,500	5,019	5,146	5,089
Other non-monetary costs	658	550	130	(67)	311	339
ROCE for the sector*	10.2%	12.5%	27.9%	21.9%	24.5%	21.9%

* = (Sector operating profit/assets minus sector liabilities)





KPMG S.p.A.
Revisione e organizzazione contabile
Via Andrea Costa, 160
40134 BOLOGNA BO

Telefono 051 4392511
Telefax 051 4392599
e-mail it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
Interpump Group S.p.A.

1 We have audited the consolidated financial statements of Interpump Group S.p.A. and subsidiary companies (Interpump Group) as at and for the year ended 31 December 2004. These consolidated financial statements are the responsibility of the parent company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Reference should be made to the report dated 19 March 2004 for our opinion on the prior year consolidated figures which are presented for comparative purposes as required by law.

3 In our opinion, the consolidated financial statements of Interpump Group as at and for the year ended 31 December 2004 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the group.

Bologna, 21 March 2005

KPMG S.p.A.

(Signed on the original)

Luca Ferranti
Director of Audit

The information herein reported have
been extracted from the annual report,
which can be downloaded from the website
www.interpump group.it
or requested to

Interpump Group S.p.A.
Via E. Fermi, 25 - 42040 Sant'Ilario d'Enza - RE
Fax: +39 0522 904444
e-mail: fgest@interpumpgroup.it



Graphic lay-out: GI&VI - Reggio Emilia
Photography: Franco Davoli - Reggio Emilia
Photolithography: Recos la fotolito - Castelnovo di Sotto (R.E.)
Printed by: ArtiGraficheDePietri - Castelnovo di Sotto (R.E.)




INTERPUMP GROUP

INTERPUMP
GROUP

INTERNATIONAL TECHNICAL COMPANY

http://www.interpumpgroup.it




SEC MAIL PROCESSING
RECEIVED
JUN 08 2005
WASH. D.C. 190 SECTION

PRESS RELEASE

The Group focuses on high technology and high profitability sectors

INTERPUMP GROUP ANNOUNCES THE CLOSING OF THE SALE OF THE IP CLEANING GROUP

The sale was concluded at the price of 220 million euro, a multiple equal to about 10 times the EBIT

Giovanni Cavallini, the Chairman of Interpump Group, stated: *"The sale of IP Cleaning and the recent acquisition of Hammelmann, the world leading company in the field of high-pressure pumps, confirm the strategy of Interpump Group, which focuses on high-tech and highly profitable sectors. This choice will imply the strengthening of Interpump Group in the Hydraulic and Industrial sectors also through ad hoc acquisitions."*

Sant'Ilario d'Enza (RE), 31 May 2005. Interpump Group concluded the announced sale of the Cleaning Sector to two investment funds: BS Private Equity and MCC Sofipa Equity Fund. The group of companies that was sold includes IP Cleaning S.p.A. and all its subsidiaries, excluding Unielectric and SIT. The price for 100% of IP Cleaning S.p.A. was calculated on the basis of an Enterprise Value (EV) of 220 million euro, net of the financial indebtedness, to be equal to about 145 million euro. This price is subject to an adjustment based on the average final financial indebtedness of the four quarters from 30 June 2004 to 31 March 2005.

The transaction was completed through a newco, into which Interpump Group invested 12.5 million euro, equal to 17.3% of the newco share capital. Moreover, Interpump Group granted a loan of 10 million euro to the newco with capitalized interest calculated at a rate equal to Euribor plus a spread of 5.125%; this loan is redeemable upon the sale of the investment by the acquiring funds.

In 2004 the consolidated turnover of the sold group was equal to 292.9 million euro; EBITDA amounted to 30.7 million euro, while operating income was equal to 22.1 million euro. Net earnings, after goodwill amortization (equal to 6.4 million euro) amounted to 1.7 million euro. Operating cash flow was equal to 19.1 million euro, while working capital absorbed liquidity for 24.4 million euro mainly for the consumer segment. Net equity amounted to 61 million euro as at 31 December 2004.

On the basis of the consolidated financial statements of Interpump Group as at 31/12/2004, the capital gain resulting from the transaction would be equal to about 57 million euro. This amount will be modified by the Cleaning Group's net earnings for the period from 1 January 2005 and today - the closing date - (but will be included into 2005 consolidated net earnings) and by the adoption of international accounting principles (IAS/IFRS) in the consolidated financial statements. The capital gain realized in the Parent Company financial statements amounts to 33 million euro and is not taxable, as the consolidated one.

INTERPUMP GROUP S.p.A. - Via E. FERMI, 25 - 42040 S. ILARIO - REGGIO EMILIA (ITALY) - TEL.+39.0522.904311
FAX. +39.0522.904444 - E-mail info@interpumpgroup.it
SHARE CAPITAL. Euro 41.558.535.20 fully paid up - REGGIO EMILIA COMPANY REGISTER no. 117217 - CHAMBER OF COMMERCE R.E.A. no. 204185 -
TAX CODE 11666900151 - VAT NUMBER 01682900350



The legal advisor on behalf of Interpump Group was Bonelli Erede Pappalardo, whilst the legal advisor on behalf of the Buyers was Gianni, Origoni, Grippo & Partners.

Giovanni Cavallini, the Chairman of Interpump Group, stated: *"The sale of IP Cleaning and the recent acquisition of Hammelmann, the world leading company in the field of high-pressure pumps, confirm the new strategy of Interpump Group, which focuses on high-tech and highly profitable sectors. This strategic choice will imply the strengthening of Interpump Group in the Hydraulic and Industrial sectors also through ad hoc acquisitions."*

For information: Moccagatta Associati
Tel. 02 8645.1695 – Fax 02 8645.2082
segreteria@moccagatta.it


SEC MAIL PROCESSING
RECEIVED
JUN 08 2005
WASH, D.C.
190
SECTION